As filed with the Securities and Exchange Commission on November 24, 1998.

                                                     1933 Act File No. 333-65111
                                                     1940 Act File No. 811-08271

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            /X/

     Pre-Effective Amendment No.     /   /

     Post-Effective Amendment No.    / 1 /

                                     AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    /X/

     Amendment No.    / 12 /

                          FRANKLIN FLOATING RATE TRUST
               (Exact Name of Registrant as Specified in Charter)

                  777 MARINERS ISLAND BLVD. SAN MATEO, CA 94404
                     (Address of Principal Executive Office)

        Registrant's Telephone Number, Including Area Code (650) 312-2000

         HARMON E. BURNS, 777 MARINERS ISLAND BLVD., SAN MATEO, CA 94404
               (Name and Address of Agent for Service of Process)

With a copy to:

                     Merrill R. Steiner, Esq.
                     Stradley, Ronon, Stevens & Young, LLP
                     2600 One Commerce Square
                     Philadelphia, PA 19103-7098

Approximate Date of Proposed Public offering:  December 1, 1998

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan check the following box. [x]

It is proposed that this filing will become effective (check appropriate box)

   [ ]   when declared effective pursuant to section 8 (c)
   [ ]   immediately upon filing pursuant to paragraph (b)
   [X]   on December 1, 1998, pursuant to paragraph (b)
   [ ]   60 days after filing pursuant to paragraph (a)
   [ ]   on (date) pursuant to paragraph (a) of Rule 486

   [ ] This post-effective amendment designates a new effective date for a previously filed registration statement.

   [ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _________.

This Registration incorporates a combined prospectus pursuant to Rule 429 which relates to an earlier registration statement filed by the Registrant on June 27, 1997, as amended to date (File No. 333-30131).


       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

-------------------------------------------------------------------------------------
                                             Proposed     Proposed
     Title of                                Maximum       Maximum
    Securities                               Offering     Aggregate     Amount of
      Being             Amount Being          Price       Offering     Registration
    Registered           Registered          Per Unit       Price          Fee
-------------------------------------------------------------------------------------
Common Stock
par value $0.01    (1) 35,000,000 shares   $ 9.98 (2)   $349,300,000  $103,044.00
-------------------------------------------------------------------------------------
Common Stock
par value $0.01    (1) 15,000,000 shares   $10.05(3)    $150,750,000  $ 44,471.25
-------------------------------------------------------------------------------------
Common Stock,
par value $0.01    (1) 10,000,000 shares   $10.05(4)    $100,500,000  $ 29,647.50
-------------------------------------------------------------------------------------

(1)   Previously registered
(2) Calculated pursuant to Rule 457 (d) based on the net asset value per share of $ 9.98 as of September 24, 1998.
(3) Calculated pursuant to Rule 457(d) based on the net asset value per share of $10.05 as of June 15, 1998
(4) Calculated pursuant to Rule 457(d) based on the net asset value per share of $10.05 as of May 1, 1998






PROSPECTUS & APPLICATION
FRANKLIN
FLOATING RATE
TRUST
INVESTMENT STRATEGY
INCOME


DECEMBER 1, 1998

Franklin Floating Rate Trust is a closed-end investment company. Its goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates. Franklin Advisers, Inc., the fund's investment manager, uses its credit analysis to select Corporate Loans and Corporate Debt Securities that are suitable investments for the fund. The fund will invest at least 65% of its total assets in such loans, interests, assignments or debt securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager.


Please read this prospectus before investing, and keep it for future reference. It contains important information, including how the fund invests and the services available to shareholders.


To learn more about the fund and its policies, you may request a copy of the fund's Statement of Additional Information ("SAI"), dated December 1, 1998, which we may amend from time to time.


We have filed the SAI with the SEC and have incorporated it by reference into this prospectus.


For a free copy of the SAI or a larger print version of this prospectus, contact your investment representative or call 1-800/DIAL BEN. The Table of Contents of the SAI appears on page 64 of this prospectus.

COMMON SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND COMMON SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT. COMMON SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

LIKE ALL  INVESTMENT  COMPANY  SHARES,  THE SEC HAS NOT APPROVED OR  DISAPPROVED
THESE  SECURITIES  OR  PASSED  UPON  THE  ADEQUACY  OF  THIS   PROSPECTUS.   ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The fund may invest up to 100% of its portfolio in high yield, high risk, lower-rated, debt securities. These entail default and other risks greater than those associated with higher-rated securities. You should carefully consider these risks before investing in the fund. Please see "prospectus summary - special considerations and risk factors" beginning on page 11.

FRANKLIN FLOATING RATE TRUST


THIS PROSPECTUS IS NOT AN OFFERING OF THE COMMON SHARES HEREIN DESCRIBED IN ANY STATE, JURISDICTION OR COUNTRY IN WHICH THE OFFERING IS NOT AUTHORIZED. NO SALES REPRESENTATIVE, DEALER, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. FURTHER INFORMATION MAY BE OBTAINED FROM DISTRIBUTORS.


The fund began offering its Common Shares and began investment operations on October 10, 1997. The fund engages in a continuous offering of Common Shares. The fund is authorized as a business trust to issue an unlimited number of Common Shares and has registered 70,000,000 Common Shares. Common Shares are offered at a price equal to the next determined Net Asset Value per share which, as of November 6, 1998, was $9.91 per share. There is no front-end sales charge on purchases of Common Shares. An Early Withdrawal Charge of 1% will be imposed on Common Shares purchased after March 31, 1998, that are held less than twelve months and that are accepted by the fund for repurchase in a Tender Offer. Certain waivers of this charge may apply. Please see "Early Withdrawal Charge." The price of Common Shares will fluctuate, depending upon the fund's Net Asset Value per share.

The net proceeds of the offering of Common Shares registered to date are estimated at $700,254,609.75 and, subject to any repurchases, will be invested by the fund over the course of the continuous offering.

Offering expenses that have been incurred by the fund are summarized in the table below.

                                                         Expenses
     Date of Offering          Number of                Deducted from
     (on or after)          Shares Registered        Proceeds to fund
   --------------------------------------------------------------------

     October 10, 1997          10,000,000              $ 61,603.00
     May 15, 1998              10,000,000                40,197.50
     July 10, 1998             15,000,000                60,046.25
     October 12, 1998          35,000,000               133,543.50

The fund has incurred organizational expenses of $111,000.00. These organizational expenses will remain a liability of the fund and will be gradually reduced in equal installments over a period not to exceed 60 months from the date the fund commenced investment operations on October 10, 1997.

Distributors will pay from its own or its affiliates' assets all sales commissions to selected Securities Dealers for sales of Common Shares. Consequently, sales commissions do not reduce the proceeds of the offering available to the fund for investment. No market currently exists for Common Shares. It is not currently anticipated that a secondary market will develop for Common Shares. The fund, the manager and Distributors do not intend to make a secondary market in Common Shares or to list Common Shares on any securities exchange or for quotation on any over-the-counter market. Common Shares are not readily marketable. As a consequence, you should consider Common Shares to be an illiquid investment. This means that you may not be able to freely sell your Common Shares. Please see "Prospectus Summary - Special Considerations and Risk Factors - Illiquidity" and "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders - Special Considerations of Repurchases."

To provide shareholders a means to sell their Common Shares at Net Asset Value, the fund will make quarterly Tender Offers to repurchase Common Shares from shareholders. Each Tender Offer will be for a specified percentage (between 5% and 25%) of the fund's outstanding Common Shares set by the fund's Board. Common Shares will be repurchased at the Net Asset Value determined as of the close of business (1:00 p.m., Pacific time) on the day the Tender Offer ends or within a maximum of fourteen days after the Tender Offer ends as described in "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders." Each Tender Offer will last for a period between six weeks and three weeks. Shareholders will be notified in writing at the beginning of each Tender Offer. A Tender Offer is expected to end near the end of December 1998, and every three months after the end of December 1998. Please see "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders."

TABLE OF CONTENTS

Expense Summary ..................................................        2
Financial Highlights .............................................        4
Prospectus Summary ...............................................        5
Information About the Fund .......................................       17
Use of Proceeds From Sales of Common Shares ......................       17
What Kinds of Securities Does the Fund Purchase? .................       17
Other Investment Policies ........................................       28
What Are the Risks of Investing in the Fund? .....................       31
Who Manages the Fund? ............................................       36
Portfolio Transactions By the Fund ...............................       38
Investment Performance Information ...............................       39
How to Buy Common Shares .........................................       39
Periodic Offers By the Fund to
Repurchase Common Shares From Shareholders .......................       43
Early Withdrawal Charge ..........................................       47
Exchanges ........................................................       50
Dividends and Distributions to Shareholders ......................       52
How Taxation Affects the Fund and Its Shareholders ...............       54
Description of Common Shares .....................................       57
Transaction Procedures and Special Requirements ..................       59
Services to Help You Manage Your Account .........................       62
What If I Have Questions About My Account? .......................       63
Additional General Information ...................................       64
Table of Contents of
Statement of Additional Information ..............................       64
Useful Terms and Definitions .....................................       65

APPENDIX

Description of Ratings ...........................................       69

FRANKLIN
FLOATING RATE
TRUST

December 1, 1998

When reading this prospectus, you will see certain terms beginning with capital letters. This means the term is explained in our Useful Terms and Definitions section at the end of the prospectus.


777 Mariners Island Blvd.
P.O. Box 7777
San Mateo
CA 94403-7777

1-800/DIAL BEN(R)

FRANKLIN FLOATING RATE TRUST

EXPENSE SUMMARY


This table is designed to help you understand the costs of investing in the fund. It is based on the fund's historical expenses for the fiscal year ended July 31, 1998. The fund's actual expenses may vary.


A.   SHAREHOLDER TRANSACTION EXPENSES+

     Sales Load (as a percentage of offering price)..................    None

     Dividend Reinvestment and Cash Purchase Plan Fees...............    None

     Early Withdrawal Charge Imposed on Repurchase of
     Common Shares Held Less than Twelve Months
     (as a percentage of tender proceeds exclusive of all
     reinvestments and capital appreciation in the account)..........    1.00%++

B. ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES)


     Management Fees.................................................    0.80%*

     Administration Fees.............................................    0.15%

     Other Expenses..................................................    0.81%
                                                                         ------

     Total Annual Fund Operating Expenses ...........................    1.76%*
                                                                         ======

+If your transaction is processed through your Securities Dealer, you may be charged a fee by your Securities Dealer for this service.
++An Early Withdrawal Charge of 1% may apply to purchases of Common Shares if you sell the Common Shares within twelve months. See "Early Withdrawal Charge." *For the period ended July 31, 1998, the manager and FT Services had agreed in advance to limit their respective management and administration fees. With this reduction, management fees were 0.51%, there were no administration fees and total annual fund operating expenses were 1.32%. The manager and FT Services are continuing to limit their fees, but may end this arrangement at any time upon notice to the Board.

Other Expenses are estimated based on historical amounts for the fiscal year ended July 31, 1998. For a more detailed discussion of these fees, charges and expenses, you should refer to the appropriate sections of this prospectus.


C.   EXAMPLE

     Assume the fund's annual return is 5%, operating expenses are as described above, and you sell your Common Shares after the number of years shown. These are projected amounts you would pay for each $1,000 that you invest in Common Shares.


                                        1 YEAR    3 YEARS    5 YEARS    10 YEARS
     ---------------------------------------------------------------------------

     Assuming no tender of Common
     Shares for repurchase by the
     fund.............................    $18       $55        $95        $207

     Assuming tender and repurchase
     of Common Shares by the fund
     on last day of period and, for the
     one-year period, imposition of
     the Early Withdrawal Charge .....    $28


     THIS IS JUST AN EXAMPLE. IT DOES NOT REPRESENT PAST OR FUTURE EXPENSES OR RETURNS. ACTUAL EXPENSES AND RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN. The fund pays its operating expenses. The effects of these expenses are reflected in its Net Asset Value or dividends and are not directly charged to your account.

FINANCIAL HIGHLIGHTS


This table summarizes the fund's financial history. The information has been audited by PricewaterhouseCoopers LLP, the fund's independent auditor. The audit report covering the period shown below is incorporated by reference in the SAI and appears in the fund's Annual Report to Shareholders for the fiscal year ended July 31, 1998. The Annual Report to Shareholders also includes more information about the fund's performance. For a free copy, please call Fund Information.

                                                      OCTOBER 10, 1997*
                                                      TO JULY 31, 1998
--------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
(for a share outstanding throughout the period)

Net asset value, beginning of period ..............        $10.00
                                                         ----------

Income from investment operations:

 Net investment income ............................          0.48

 Net realized and unrealized gains ................          0.04
                                                         ----------

Total from investment operations ..................         10.52
                                                         ----------

Less distributions from net investment income .....         (0.48)
                                                         ----------

Net asset value, end of period ....................        $10.04
                                                         ----------

Total return** ....................................          5.33%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of period (000's) .................        $168,537

Ratios to average net assets:

 Expenses .........................................          1.32%***

 Expenses excluding waiver and payments by affiliate         1.76%***

 Net investment income.............................          6.06%***

Portfolio turnover rate............................         45.32%

*Commencement of operations.
**Total return does not reflect the Early Withdrawal Charge and is not annualized.
***Annualized


PROSPECTUS SUMMARY

THIS SECTION SUMMARIZES INFORMATION THAT IS DISCUSSED LATER IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE MORE DETAILED INFORMATION. FOR A MORE COMPLETE DISCUSSION OF RISKS OF INVESTING IN THE FUND, SEE "WHAT ARE THE RISKS OF INVESTING IN THE FUND?"

THE FUND The fund is a continuously offered, closed-end management investment company. It was organized as a Delaware business trust on May 20, 1997, and is registered with the SEC. The fund's principal business is investing its assets by purchasing and selling securities on an ongoing basis, as described in this prospectus. The fund does not issue redeemable shares (shares that you may redeem at any time). The fund is a non-diversified investment company. This means the fund is not limited in the amount of assets that it may invest in any single issuer of securities except to the extent any adverse tax consequences would arise. See "Information About the Fund."

CONTINUOUS OFFERING The fund began offering its Common Shares on October 10, 1997. The fund engages in a continuous offering of Common Shares, at a price equal to the Net Asset Value per share next determined after a purchase order is received. No front-end sales charge is imposed on Common Shares.

The minimum initial purchase of Common Shares is $1,000 and the minimum subsequent investment is $50. The fund reserves the right to waive or modify the minimum investment requirements at any time. Any purchase order may be rejected by Distributors or the fund. Distributors or the fund also may suspend the continuous offering of Common Shares at any time.

No market presently exists for Common Shares and it is not currently anticipated that a secondary market will develop for Common Shares. The fund does not intend to list Common Shares on any national securities exchange or arrange for quotation of Common Shares on any over-the-counter market. Common Shares are not readily marketable. The fund intends to make quarterly Tender Offers to repurchase Common Shares from shareholders. The fund imposes a 1% Early Withdrawal Charge on the repurchase proceeds of Common Shares purchased after March 31, 1998, that are held for less than twelve months. Certain waivers of this charge may apply. See "How to Buy Common Shares" and "Early Withdrawal Charge."

INVESTMENT GOAL AND POLICIES The fund's investment goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates, as described below.

Corporate Loans are loans made to corporations. In return, the corporation pays interest and principal to the Lenders. Corporate Loans include Participation Interests in Corporate Loans or Assignments of Corporate Loans, as more fully described below. Corporate Debt Securities, as more fully described below, are investments by securityholders in obligations issued by corporations. In exchange for their investment in the corporation, securityholders receive income from the corporation and the return of their investments in the corporation.

The Corporate Loans and Corporate Debt Securities will, in most instances, be secured by collateral, as more fully described below, which has been pledged by the corporation to the Lenders or securityholders. This means that the corporation has entered into a written promise to deliver, or has actually delivered, to the Lenders or securityholders property that will legally become the property of the Lenders or securityholders in case the corporation Defaults in paying interest or principal.


In most instances, the Corporate Loans and Corporate Debt Securities will hold the most senior position in the capitalization structure of the corporation. This means that, in case the corporation becomes insolvent, the Lenders or securityholders will be paid before other creditors of the corporation from the assets of the corporation. The fund's investment manager uses its credit analysis to select Corporate Loans and Corporate Debt Securities that are suitable investments for the fund.

The fund's investments may be either unrated or rated by one or more NRSROs, which are independent rating organizations such as S&P or Moody's. These organizations rate obligations by grading the company issuing the obligations based upon its financial soundness. If the fund is going to invest in an obligation that is unrated, the manager will determine its quality. The
Corporate Loans and Corporate Debt Securities in which the fund invests generally are currently not rated by any NRSRO.

The fund will invest at least 65% of its total assets in Corporate Loans and Corporate Debt Securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager. The fund may invest up to 35% of its total assets in Corporate Loans and Corporate Debt Securities that are rated less than B by an NRSRO or, if unrated, determined to be of comparable quality by the manager. However, the fund will make such an investment only after the manager determines that the investment is suitable for the fund based on the manager's independent credit analysis. Generally, this means that the manager has determined that the likelihood that the corporation will meet its obligations is acceptable. See "What Kinds of Securities Does the Fund Purchase?
- The Manager's Credit Analysis."


Lists of these ratings are shown in the Appendix to this prospectus. Generally, the lower the rating category, the more risky is the investment. Debt securities rated BBB or lower by S&P or Moody's are considered to be high yield, high risk investments, commonly known as "junk bonds."

The fund may invest up to 100% of its portfolio in high yield, high risk, lower-rated, debt securities. These entail Default and other risks greater than those associated with higher-rated securities. You should carefully assess the risks associated with an investment in the fund in light of the securities in which the fund invests. See "Prospectus Summary - Special Considerations and Risk Factors - Credit Risks Associated with Corporate Loans and Corporate Debt Securities." The Corporate Loans and Corporate Debt Securities in which the fund primarily invests are not junk bonds. They have features that junk bonds generally do not have. Corporate Loans and Corporate Debt Securities are senior obligations of the Borrower and are secured by collateral. They generally are subject to certain restrictive covenants in favor of the Lenders or securityholders that invest in the Corporate Loans or Corporate Debt Securities. For more information about restrictive covenants, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Restrictive Covenants."


Under normal market conditions, the fund will invest at least 65% of its total assets in Corporate Loans and Corporate Debt Securities of U.S. companies, foreign entities and U.S. subsidiaries of foreign entities that have Floating Interest Rates. Floating Interest Rates are: (i) variable interest rates which adjust to a base interest rate, such as LIBOR or the CD Rate on set dates; or
(ii) interest rates that float at a margin above a generally recognized base lending interest rate such as the Prime Rate of a designated U.S. bank. Corporate Loans and Corporate Debt Securities with Floating Interest Rates may have the additional feature of converting into a fixed rate instrument after certain periods of time or under certain circumstances. Upon conversion of any such Corporate Loans or Corporate Debt Securities to fixed rate instruments, the fund will rebalance its investments to meet the 65% level described above, as promptly as is reasonable.

OTHER DEBT OBLIGATIONS. Under normal market conditions, the fund may invest up to 35% of its total assets in certain other types of debt obligations, as described below, or in cash. The fund may invest in Unsecured Corporate Loans and Unsecured Corporate Debt Securities. This means that the Corporate Loans and Corporate Debt Securities are not backed by collateral. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the fund would be able to recover the full amount of the principal and interest due. The manager will determine that the Borrowers in such transactions are creditworthy, under the same analysis that the manager uses for Corporate Loans and Corporate Debt Securities. The fund may also invest in secured or unsecured short-term debt obligations. These include commercial paper, CDs, or bankers' acceptances. These short-term debt obligations will be rated within the four highest rating categories assigned by an NRSRO, or, if unrated, determined to be of comparable quality by the manager. The fund may also invest in fixed rate obligations of U.S. companies or U.S. subsidiaries of foreign companies. The manager will determine that the companies issuing these obligations are creditworthy. When the fund invests in fixed rate obligations, it may also enter into an interest rate swap in order to limit the exposure of such obligations against fluctuations in interest rates. See "Other Investment Policies - Interest Rate and Hedging Transactions."

MATURITIES. The fund has no restrictions on portfolio maturity. The fund anticipates, however, that a majority of the Corporate Loans and Corporate Debt Securities in which it will invest will have stated maturities ranging from three to ten years. This means that the Borrower is required to fully repay the obligation within that time period. The fund also anticipates that the Corporate Loans and Corporate Debt Securities will have an expected average life of three to five years. The expected average life of the Corporate Loans and Corporate Debt Securities is less than their stated maturities because the Borrowers may choose to pay off such obligations early. Such obligations usually permit the Borrower to elect to prepay. Also, prepayment is likely because such Corporate Loans provide that the Lenders will have priority in prepayment in case of sales of assets of the Borrowers.


MORE ABOUT CORPORATE LOANS AND CORPORATE DEBT SECURITIES


Before the fund invests in a Corporate Loan or Corporate Debt Security, the manager will analyze whether the Borrower can make the required payments on the Corporate Loan or Corporate Debt Security.


A Corporate Loan in which the fund may invest typically is structured by a group of Lenders. This means that the Lenders participate in the negotiations with the Borrower and in the drafting of the terms of the Corporate Loan. The group of Lenders often consists of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The fund will not act as the sole negotiator or sole structuror for a Corporate Loan. One or more of the Lenders usually administers the Loan on behalf of all the Lenders. This Lender is referred to as the Agent Bank. For more information about the activities of an Agent Bank, see "Description of Participation Interests and Assignments."


The fund may invest in a Corporate Loan in one of three ways. It may make a direct investment in the Corporate Loan by participating as one of the Lenders. It may purchase a Participation Interest or it may purchase an Assignment. Participation Interests are interests issued by a Lender or other financial institution which represent a fractional interest in a Corporate Loan. The fund may acquire Participation Interests from a Lender or other holders of Participation Interests. Holders of Participation Interests are referred to as Participants. An Assignment represents a portion of a Corporate Loan previously attributable to a different Lender. Unlike a Participation Interest, the fund will generally become a Lender for the purposes of the relevant loan agreement by purchasing an Assignment.


It can be advantageous to the fund to make a direct investment in a Corporate Loan as one of the Lenders. Such an investment is typically made at par. This means that the fund receives a return at the full interest rate for the Corporate Loan. On the other hand, when the fund invests in a Participation Interest or Assignment, it will normally pay a fee or forego a portion of the interest payment. Consequently, the fund's return on such an investment may be lower than it would have been if the fund had made a direct investment in the underlying Corporate Loan. However, the fund often may not be able to invest in Corporate Loans other than through Participation Interests or Assignments, because of the reduced direct investment opportunities in Corporate Loans that may exist.


If the fund purchases an Assignment from a Lender, the fund will generally have direct contractual rights against the Borrower in favor of the Lenders. On the other hand, if the fund purchases a Participation Interest either from a Lender or a Participant, the fund typically will have established a direct contractual relationship with the seller of the Participation Interest, but not with the Borrower. Consequently, the fund is subject to the credit risk of the Lender or Participant who sold the Participation Interest to the fund, in addition to the usual credit risk of the Borrower. Therefore, when the fund invests in Corporate Loans through the purchase of Participation Interests, the manager must consider the creditworthiness of the Agent Bank and any Lenders and Participants interposed between the fund and a Borrower. These parties are referred to as Intermediate Participants. At the time of investment, the Intermediate Participant's outstanding debt obligations must be investment grade. That is, they must be rated in the four highest rating categories assigned by an NRSRO, such as BBB, A-3 or higher by S&P or Baa, P-3 or higher by Moody's. If unrated, the manager must determine that the obligations are of comparable quality. See "What Kinds of Securities Does the Fund Purchase?"


Corporate Debt Securities typically are in the form of notes or bonds. They may be issued in a public or private offering in the securities markets. Corporate Debt Securities will have terms similar to Corporate Loans, but will not be in the form of Participation Interests or Assignments. Unlike Corporate Loans, Corporate Debt Securities often are part of a large issue of securities which are held by a large group of investors.


The terms of each secured Corporate Loan and Corporate Debt Security require that collateral have a fair market value at least equal to 100% of the amount of such Corporate Loan or Corporate Debt Security. The manager generally will determine the value of the collateral by customary valuation techniques that it considers appropriate. However, the value of the collateral may decline following the fund's investment. Also, collateral may be difficult to sell and there are other risks which may cause the collateral to be insufficient in the event of a Default. Consequently, the fund might not receive payments to which it is entitled. See "Prospectus Summary - Special Considerations and Risk Factors - Credit Risks Associated with Corporate Loans and Corporate Debt Securities - Nonpayment of Scheduled Interest or Principal Payments."


The collateral may consist of various types of assets or interests including intangible assets. It may include working capital assets, such as accounts receivable or inventory, or tangible fixed assets, such as real property, buildings and equipment. It may include intangible assets, such as trademarks, copyrights and patent rights, or security interests in securities of subsidiaries or affiliates. The company's owners may provide additional security.

A significant portion of the fund's Corporate Loans and Corporate Debt Securities (which may be as much as 100% of the fund's total assets) may be issued in highly leveraged transactions. Such Corporate Loans and Corporate Debt Securities are subject to greater credit risks, including, but not limited to, the Default or bankruptcy of the Borrower. See "Prospectus Summary - Special Considerations and Risk Factors - Credit Risks Associated with Corporate Loans and Corporate Debt Securities" and "What Are the Risks of Investing in the Fund?
- Credit Risks" and " - Collateral Impairment."


INVESTMENT MANAGER Franklin Advisers, Inc. manages the fund's assets and makes all investment decisions. The manager provides similar services to other funds. The manager is wholly owned by Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Together, the manager and its affiliates manage over $208 billion in assets. See "Who Manages the Fund?"


ADMINISTRATOR FT Services provides administrative services and facilities for the fund. FT Services prepares and maintains the fund's books, records, and tax and financial reports, and monitors compliance with regulatory requirements. See "Who Manages the Fund?"

SHAREHOLDER SERVICING AND TRANSFER AGENT Investor Services is the fund's shareholder servicing and transfer agent. Investor Services provides services to the holders of Common Shares and acts as the fund's transfer agent and dividend-paying agent. See "Who Manages the Fund?"


FEES AND EXPENSES Under its management agreement, the fund is obligated to pay the manager a monthly management fee at an annual rate of 0.80% of the average daily net assets of the fund. The management fee, while higher than the fees paid by other investment companies, is comparable to the fees paid by other closed-end investment companies with investment goals and policies similar to the fund's. FT Services and Investor Services are also entitled to receive fees from the fund. See "Who Manages the Fund?"


DISTRIBUTIONS The fund declares daily and pays monthly dividends from the fund's net investment income. Capital gains, if any, will be distributed annually, usually in December. Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. THE FUND DOES NOT PAY "INTEREST" OR GUARANTEE ANY FIXED RATE OF RETURN ON AN INVESTMENT IN THE FUND. You may elect to have distributions automatically reinvested in additional Common Shares. See "Dividends and Distributions to Shareholders" and "How Taxation Affects the Fund and Its Shareholders."


PERIODIC OFFERS TO REPURCHASE COMMON SHARES FROM SHAREHOLDERS The fund does not intend to list Common Shares on any securities exchange or arrange for their quotation on any over-the-counter market. Because a secondary market for Common Shares likely will not develop, the fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the Common Shares outstanding. In response to each Tender Offer, shareholders may choose to tender their Common Shares to the fund for repurchase. Tender Offers occur at a price per share equal to the Net Asset Value per share of the Common Shares determined as of the close of business (1:00 p.m. Pacific time) on the day the Tender Offer ends or within a maximum of fourteen days after the Tender Offer ends as described in "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders." Each Tender Offer will last for a period between six weeks and three weeks. Shareholders will be notified in writing at the beginning of each Tender Offer.


Common Shares purchased after March 31, 1998, that have been held for less than twelve months and that are repurchased by the fund in a Tender Offer will be subject to an Early Withdrawal Charge of 1%. The Early Withdrawal Charge will be imposed against the lesser of the then current Net Asset Value or the original purchase price of the tendered Common Shares. Certain waivers of this charge may apply. See "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders" and "Early Withdrawal Charge."

SPECIAL CONSIDERATIONS AND RISK FACTORS


FOREIGN INVESTMENTS. The fund may invest in Corporate Loans and Corporate Debt Securities that are made to, or issued by, foreign borrowers or U.S. subsidiaries of foreign Borrowers. The manager will evaluate the creditworthiness of foreign U.S. Borrowers by using the same analysis that it uses for U.S. Borrowers. The fund may also invest in Corporate Loans to and Corporate Debt Securities issued by U.S. Borrowers that have significant non-U.S. dollar-denominated revenues. However, the fund will only invest in loans or securities that are U.S. dollar-denominated or otherwise provide for payment in U.S. dollars. Where Corporate Loans or Corporate Debt Securities are not denominated in U.S. dollars, the fund may arrange for payment in U.S. dollars by entering into a foreign currency swap. See "What Kinds of Securities Does the Fund Purchase? - Foreign Currency Swaps."

These obligations may involve risks not typically involved in domestic investment. The political, economic and social structures of some countries in which the fund invests may be less stable and more volatile than those in the U.S. The risks of investing in these countries include the possibility of the imposition of exchange controls, expropriation of assets, restrictions on removal of currency or other assets, nationalization of assets, punitive taxes or other actions that restrict the purchase or sale of assets or result in a loss of assets. There may be less publicly available information about a foreign company or government than about a U.S. company or public entity. Certain countries' financial markets and services are less developed than those in the U.S. or other major economies. As a result, they may not have uniform accounting, auditing and financial reporting standards and may have less government supervision of financial markets. In addition, the fund may have more difficulty pursuing legal remedies and enforcing judgments in foreign countries.

INTEREST RATE FLUCTUATIONS. In general, the Net Asset Value of the shares of an investment company, like the fund, that invests primarily in fixed-income securities changes as the general level of interest rates fluctuates. Because the fund will invest primarily in Corporate Loans and Corporate Debt Securities with Floating Interest Rates and, to a lesser extent, short-term fixed-rate instruments, the manager expects the value of Common Shares to fluctuate less as a result of interest rate changes than would a portfolio of medium or long-term fixed-rate obligations.


However, some Floating Interest Rates reset only periodically. This means that there are periods during which the interest rate does not change. During such periods, prevailing interest rates and the interest rates on some obligations with Floating Interest Rates held by the fund (including the variable interest rates on nominal amounts in the fund's interest rate swap transactions) will not move precisely in the same direction or amount, i.e., there will be an imperfect correlation between these rates. These imperfect correlations may cause the Net Asset Value of Common Shares to fluctuate. Also, a decline in the Net Asset Value could result from a Borrower Defaulting on a Corporate Loan or Corporate Debt Security and from changes in the creditworthiness of a Borrower. In the case of Corporate Loans, a decline in the Net Asset Value may also result from changes in the creditworthiness of Intermediate Participants interposed between the fund and the Borrowers.

ILLIQUIDITY. An investment in Common Shares of the fund should be considered Illiquid. The fund does not intend to list its Common Shares for trading on any securities exchange. The fund expects that there will be no secondary market for Common Shares. The fund is designed primarily for long-term investors. It should not be considered a vehicle for short-term trading purposes, given its lack of a secondary market and its Early Withdrawal Charge. See "Early Withdrawal Charge."


Under certain limited circumstances, the fund may suspend or postpone a quarterly Tender Offer for the repurchase of Common Shares from the fund's shareholders. (The fund must meet certain regulatory requirements and must give notice to shareholders in order to suspend or postpone a Tender Offer.) In that event, shareholders will likely be unable to sell their Common Shares. The fund, the manager and Distributors are prohibited from making a market in Common Shares as long as the fund continues to publicly offer Common Shares.


Even if a secondary market for Common Shares develops, the shares of closed-end funds, such as the fund, frequently trade at a discount from (a price below) their Net Asset Value in the secondary market. This means that the market price of the Common Shares will probably be less than the Net Asset Value, should a secondary market develop. It is unlikely that Common Shares would trade at a premium to (a price above) Net Asset Value should a secondary market for Common Shares develop. A premium is unlikely since investors may purchase Common Shares at Net Asset Value from the fund.

NON-DIVERSIFICATION. The fund is non-diversified under the 1940 Act. This means that there is no limit on the amount of assets that the fund may invest in the securities of any one issuer except to the extent any adverse tax consequences would arise.


Since the fund may invest a large portion of its assets in the obligations of a limited number of issuers, the value of Common Shares may fluctuate more widely, and the fund may present greater risk, than other investments. Also, the fund may be more susceptible than a more widely diversified fund to any single economic, political or regulatory event. However, the fund does not currently intend to invest more than 15% of its assets in the obligations of any single Borrower. The manager has taken measures which it believes significantly reduce the fund's exposure to such risk. See "What Kinds of Securities Does the Fund Purchase? - The Fund's Non-Diversified Classification."


LIMITED AVAILABILITY OF CORPORATE LOANS, PARTICIPATION INTERESTS, ASSIGNMENTS AND CORPORATE DEBT SECURITIES. Direct investments in Corporate Loans and, to a lesser degree, investments in Participation Interests or Assignments have only limited availability. There is a risk that the fund may not be able to invest 65% or more of its total assets in Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities, as described above. The limited availability of these investments may be due to a number of factors. There may be more willing purchasers of direct Corporate Loans compared to the available loans. Direct Lenders may also allocate only a small number of Corporate Loans to new investors, such as the fund. Also, the Lenders or the Agent Bank may have an incentive to market the less desirable Corporate Loans, Participation Interests or Assignments to investors such as the fund while retaining the more attractive investments for themselves. This reduces the availability of the more desirable investments.


The fund intends to invest the net proceeds from the sale of Common Shares in accordance with the fund's investment goal and policies as soon as practicable, based on market conditions, as described above. During periods when the fund is experiencing a large inflow of assets, there is a risk that the assets may not be promptly and effectively invested. Finally, the fund has no current intention of investing more than 20% of its assets in the obligations of Borrowers in any single industry. However, the fund regards the issuer of a Corporate Loan to include the Agent Bank and any Intermediate Participant, as well as the Borrower. This means that the fund will invest more than 25% of its total assets in the securities of the following issuers as a group: commercial banks, thrift institutions, insurance companies and finance companies. The limited availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities may reduce the fund's ability to readily invest 20% or less of its assets in the obligations of Borrowers in any single industry. See "Other Investment Policies - Non-Concentration in a Single Industry." To the extent that the fund is not investing its assets primarily in Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities due to the foregoing risks, the fund may be unable to achieve its investment goal.


CREDIT RISKS ASSOCIATED WITH CORPORATE LOANS AND CORPORATE DEBT SECURITIES. The following describes the various credit risks associated with investments in Corporate Loans and Corporate Debt Securities.


NONPAYMENT OF SCHEDULED INTEREST OR PRINCIPAL PAYMENTS. The fund is subject to the risk that the scheduled interest or principal payments on Corporate Loans, Corporate Debt Securities and other debt obligations in its portfolio will not be paid. The fund may own Corporate Loans and Corporate Debt Securities of a Borrower that is on the verge of bankruptcy. The fund may also purchase Corporate Loans and Corporate Debt Securities that are issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code. The fund will purchase these obligations only if they hold a senior position in the Borrower's capitalization structure. Also, the manager will determine that such obligations are a suitable investment by the fund.


In the event that a nonpayment occurs, the value of that debt obligation may decline. In turn, the Net Asset Value of the Common Shares may decline. The terms of the Corporate Loans and Corporate Debt Securities require that collateral be maintained at a value at least equal to 100% of the amount of such Corporate Loan or Corporate Debt Security. However, the value of the collateral may decline after the fund invests in the Corporate Loan or Corporate Debt Security. If this happens, there is a risk that the value of the collateral may not be sufficient to cover the amount owed to the fund.

In the event that a Borrower Defaults, the fund's access to the collateral may be limited by bankruptcy and other insolvency laws. There is also the risk that the collateral may be difficult to liquidate. In fact, a majority of the collateral may be Illiquid. As a result, the fund might not receive payments to which it is entitled.


The manager will determine the value of the collateral by customary valuation techniques that it considers appropriate. These valuation techniques may include reference to financial statements of the Borrower, an independent appraisal, or obtaining the market value of such collateral (e.g., cash or securities) if it is readily ascertainable. The value assigned to the collateral by the manager may be higher than the value at which the Borrower values the collateral on the Borrower's books. The Agent Bank may rely on independent appraisals as to the value of specific collateral. The Agent Bank, however, may not obtain an independent appraisal in all cases. Borrowers are required to comply with the terms of the Corporate Loans and Corporate Debt Securities, including various restrictive covenants with respect to such Corporate Loans or Corporate Debt Securities. Acceleration in the repayment of such Corporate Loans or Corporate Debt Securities may result in the breach of such terms or covenants. For more information about restrictive covenants, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Restrictive Covenants."


CREDIT RISKS, DEFAULT AND BANKRUPTCY. A significant portion of the fund's Corporate Loans and Corporate Debt Securities may be issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing, as further described below. These obligations are subject to greater credit risks than other Corporate Loans and Corporate Debt Securities. These credit risks include a greater possibility that the Borrower may Default or go into bankruptcy. In addition, collateral securing the loan may be found invalid or may be used to pay other outstanding obligations of the Borrower, under applicable law. The fund may also have more difficulty selling highly leveraged Corporate Loans and Corporate Debt Securities than other Corporate Loans and Corporate Debt Securities.

PREPAYMENTS. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the fund to replace a Corporate Loan, Corporate Debt Security or other investment with a lower yielding security. This may adversely affect the Net Asset Value of Common Shares.

COMMITMENTS OF THE FUND TO MAKE ADDITIONAL PAYMENTS TO BORROWERS. Corporate Loans may be structured to include both term loans and revolving credit facilities. Unlike term loans, revolving credit facilities would require the fund to loan additional amounts at the demand of the Borrower. Where the fund purchases a Participation Interest, the Intermediate Participant may have the obligation to make such future advances to the Borrower. The fund currently intends to limit investments in such Corporate Loans or Participation Interests to amounts that would not require commitments for future advances to exceed 20% of the fund's total assets. In addition, the fund intends to set aside in a separate account amounts that are earmarked to meet such future advances. These amounts will be invested in high quality, short-term, liquid instruments.

ILLIQUIDITY OF CORPORATE LOANS AND CORPORATE DEBT SECURITIES. Some or all of the Corporate Loans and Corporate Debt Securities in which the fund may invest will be considered to be Illiquid. Highly leveraged Corporate Loans and Corporate Debt Securities also may be less liquid than other Corporate Loans and Corporate Debt Securities. In the event that the fund voluntarily or involuntarily liquidates these assets, it may not get the full value of the assets. The fund may have difficulty disposing of Illiquid portfolio securities. This may make it difficult for the fund to raise proceeds necessary to repurchase Common Shares in a Tender Offer. The Board will consider liquidity when it determines the percentage of the fund's outstanding Common Shares that the fund will offer to repurchase in a Tender Offer. The Board will also consider the liquidity of the fund's portfolio securities when it determines whether to suspend or postpone a Tender Offer. See "How Are Common Shares Valued?" in the SAI for information on the valuation of Illiquid Corporate Loans and Corporate Debt Securities.

LEVERAGE AND BORROWINGS. The fund is authorized to borrow money in an amount up to 331/3% of its total assets (measured by adding the amount borrowed to the fund's other assets). However, the fund will only borrow money for temporary, extraordinary or emergency purposes. While it has no current intention of doing so, the fund may also borrow for the purpose of financing additional investments or making Tender Offers for Common Shares.

Leverage creates certain risks for holders of Common Shares. During periods when the fund is using leverage, the Net Asset Value of Common Shares may be more volatile. Under certain conditions, leverage could result in a lower rate of return to holders of Common Shares than if the fund were not leveraged. When the fund borrows money, the lender will have the right to receive scheduled interest and principal payments. The lender's right to such payments will be senior to those of the holders of Common Shares. The terms of any such borrowings may limit certain activities of the fund, including the payment of dividends to holders of Common Shares. Furthermore, the lenders may be granted certain voting rights if the fund Defaults in the payment of interest or repayment of principal. Subject to its ability to liquidate its relatively Illiquid portfolio securities, the fund intends to repay the borrowings in the event that the borrowings would impair the fund's status as a regulated investment company under the Code. Interest payments and fees paid by the fund on any borrowings will reduce the amount of income it has available to pay as dividends to the fund's shareholders.

CERTAIN INVESTMENT PRACTICES. The fund may use various investment practices that involve special considerations, including lending its portfolio securities, entering into when-issued and delayed delivery transactions and entering into repurchase agreements. In addition, the fund has the authority to engage in interest rate swaps and other hedging and risk management transactions. For further discussion of these practices and associated special considerations, see "What Kinds of Securities Does the Fund Purchase?"

ANTI-TAKEOVER PROVISIONS. The Declaration of Trust contains terms that limit the ability of other entities to acquire control of the fund or to change the Board. These provisions may prevent you from selling your Common Shares at a premium because a third party will be discouraged from attempting to obtain control of the fund. See "Description of Common Shares - Certain Anti-Takeover Provisions of the Declaration of Trust."

INFORMATION ABOUT THE FUND

The fund is a continuously offered, closed-end management investment company. The fund was organized as a Delaware business trust on May 20, 1997, and is registered with the SEC. The fund began offering its Common Shares and began investment operations on October 10, 1997. The fund engages in a continuous offering of Common Shares through Distributors.

USE OF PROCEEDS FROM SALES OF COMMON SHARES


The net proceeds from the sale of Common Shares are invested in accordance with the fund's investment goal and policies as soon as practicable. The fund's immediate ability to pursue its investment goal will depend on economic and market conditions, including the availability of Corporate Loans and Corporate Debt Securities. If the manager determines that market conditions are not favorable, the manager will initially invest the proceeds in short-term debt obligations or instruments which the fund may normally purchase. Investments in these short-term investments will reduce the fund's yield. See "Prospectus
Summary - Special Considerations and Risk Factors - Limited Availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities" and "What Kinds of Securities Does the Fund Purchase?"

WHAT KINDS OF SECURITIES DOES THE FUND PURCHASE?

The fund's investment goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities. The manager uses its credit analysis to select Corporate Loans and Corporate Debt Securities that are suitable for investment by the fund. This is a fundamental policy of the fund. This means that it may not be changed without a vote of a majority of the outstanding shares of the fund. There can be no assurance that the investment goal of the fund will be achieved.

Under normal conditions, the fund will invest at least 65% of its total assets in Corporate Loans and Corporate Debt Securities made to, or issued by, Borrowers that are U.S. companies, foreign borrowers and U.S. subsidiaries of foreign borrowers and that have Floating Interest Rates. Floating Interest Rates are: (i) variable rates which adjust to a base rate, such as LIBOR or the CD Rate on set dates, typically every 30 days but not to exceed one year; (ii) interest rates that vary at a set margin above a generally recognized base lending interest such as the Prime Rate of a designated U.S. bank; or (iii) one of the foregoing interest rates and are convertible to fixed rate instruments. Upon conversion of any such loans or securities to fixed rate instruments, the fund will as promptly as is reasonable rebalance its investments to meet the 65% level described above. The fund may not meet the 65% level during periods pending investment of the proceeds from the offering of the fund's Common Shares. It also may not meet the 65% level during temporary defensive periods when the manager believes that suitable Corporate Loans and Corporate Debt Securities are not available or prevailing market or economic conditions warrant.

At least 65% of the fund's total assets will be invested in Corporate Loans or Corporate Debt Securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager. The fund may, however, invest up to 35% of its total assets in Corporate Loans or Corporate Debt Securities that are rated less than B by an NRSRO or, if unrated, determined to be of comparable quality by the manager. The fund will make such an investment only after the manager determines that the investment is suitable for the fund based on the manager's independent credit analysis. See "The Manager's Credit Analysis."


A list of the ratings categories of S&P and Moody's is presented in the Appendix. Generally, the lower the rating category, the more risky is the investment. Debt securities rated BBB or lower by S&P or Moody's are considered to be high yield, high risk investments, commonly known as "junk bonds."


Under normal conditions, the fund may invest up to 35% of its total assets in certain other types of debt obligations, as described below, or in cash. The fund may invest in Unsecured Corporate Loans and Unsecured Corporate Debt Securities. This means that the Corporate Loans and Corporate Debt Securities are not backed by collateral. The manager will only make such investments if it determines that the Borrowers in such transactions are creditworthy, under the same analysis that the manager uses for Corporate Loans and Corporate Debt Securities. The fund may also invest in secured or unsecured short-term debt obligations. These include U.S. government securities, U.S. government agency securities (some of which may not be backed by the full faith and credit of the United States), bank money market instruments (such as CDs), corporate and commercial obligations (such as commercial paper and medium-term notes) and repurchase agreements. None of these short-term debt obligations are required to be backed by collateral. However, short-term debt obligations purchased by the fund will be (or counterparties associated therewith will be) investment grade. This means that they will be rated Baa, P-3 or higher by Moody's or BBB, A-3 or higher by S&P or, if unrated, determined to be of comparable quality by the manager. The fund may also invest in fixed rate obligations of U.S. companies, foreign companies or U.S. subsidiaries of foreign companies. The manager will determine that the companies issuing these obligations are creditworthy. When the fund invests in fixed rate obligations, it may also enter into an interest rate swap in order to limit the exposure of such obligations against fluctuations in interest rates.

Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions than higher rated securities and, in the case of securities rated BBB or Baa (or comparable unrated securities), have speculative characteristics. Such securities or cash will not exceed 35% of the fund's total assets except (i) during interim periods pending investment of the net proceeds of public offerings of the fund's securities, (ii) pending reinvestment of proceeds of the sale of a security, and (iii) during temporary defensive periods when, in the opinion of the manager, suitable Corporate Loans and Corporate Debt Securities are not available or prevailing market or economic conditions warrant. Investments in Unsecured Corporate Loans and Unsecured Corporate Debt Securities will be made on the same basis as investments in Corporate Loans and Corporate Debt Securities as described herein, except with respect to collateral requirements. To a limited extent, the fund also may acquire Warrants and other Equity Securities. The fund will only acquire such Warrants and Equity Securities to the extent that they are acquired in connection with or incidental to the fund's investment activities.


MATURITIES The fund has no restrictions on portfolio maturity. The fund anticipates that a majority of the Corporate Loans and Corporate Debt Securities in which it will invest will have stated maturities ranging from three to ten years. This means that the Borrower is required to fully repay the obligation within that time period. The fund also anticipates that the Corporate Loans and Corporate Debt Securities will have an average expected life of three to five years.

The expected average life of the Corporate Loans and Corporate Debt Securities is less than their stated maturity because it is anticipated that some Borrowers will pay off their obligations early. Corporate Loans usually will require the Borrower to prepay the Corporate Loan if the Borrower has excess cash flow. Also, Corporate Loans usually permit the Borrower to prepay at its election. The degree to which Borrowers prepay Corporate Loans and Corporate Debt Securities, whether as a contractual requirement or at their election, cannot be predicted with accuracy. General business conditions, the financial condition of the Borrower and competitive conditions among Lenders are all factors that affect prepayments.


BENEFITS OF INVESTING IN THE FUND Investment in Common Shares of the fund offers several benefits. The fund offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Corporate Loans. Corporate Loans are not typically available to individual investors. In managing the fund, the manager provides the fund and its shareholders with professional credit analysis. The fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the management and administrative fees and operational costs.

RISKS FROM FLUCTUATIONS IN GENERAL INTEREST RATES Changes in interest rates in the national and international markets generally affect the market value of fixed-income securities and debt obligations. In turn, the Net Asset Value of the shares of an investment company which invests primarily in fixed-income securities fluctuates. When interest rates decline, the value of a fixed-income portfolio can be expected to decline. However, the manager expects the fund's Net Asset Value to be relatively stable during normal market conditions, because the fund's investments will consist primarily of: (i) Corporate Loans and Corporate Debt Securities with Floating Interest Rates; (ii) fixed rate Corporate Loans and Corporate Debt Securities hedged by interest rate swap transactions; and (iii) short-term instruments. Because the fund will invest primarily in these instruments, the manager expects the Net Asset Value of the fund to fluctuate less as a result of interest rate changes than would a portfolio comprised mostly of medium or long-term fixed-rate obligations.


However, some Floating Interest Rates reset only periodically. This means that there are periods during which the interest rate does not change. During such periods, prevailing interest rates and the interest rates on some obligations with Floating Interest Rates held by the fund (including the interest rates on nominal amounts in the fund's interest rate swap transactions) will not move precisely in the same direction or amount, in other words, there will be an imperfect correlation between these rates. These imperfect correlations may cause the fund's Net Asset Value to fluctuate. A sudden and extreme increase in prevailing interest rates may cause a decline in the fund's Net Asset Value. Conversely, a sudden and extreme decline in interest rates could result in an increase in the fund's Net Asset Value.

THE FUND'S NON-DIVERSIFIED CLASSIFICATION The fund is non-diversified under the 1940 Act. This means that there is no limit on the amount of assets that the fund may invest in the securities of any one issuer. However, under the Code, the fund will limit its investments so that, at the close of each quarter of its taxable year: (i) not more than 25% of its total assets will be invested in the securities (including Corporate Loans but excluding U.S. government securities or the securities of other regulated investment companies) of a single issuer, and (ii) with respect to 50% of its total assets, not more than 5% of the fund's assets will be invested in the securities of any one issuer and will not consist of more than 10% of any single issuer's outstanding voting securities.

To the extent the fund invests a large portion of its assets in the securities of a small number of issuers, the fund's Net Asset Value may fluctuate more than if the fund were a diversified company. Also, the fund may be more susceptible than a more widely diversified company to any single economic, political or regulatory event or to changes in the financial condition or in the market's assessment of a single issuer. However, the fund does not intend to invest more than 15% of its total assets in the obligations of any single Borrower. For purposes of the diversification requirements, the term issuer includes both the Borrower involved in a Corporate Loan and a single Lender selling a Participation Interest to the fund. In addition, it also includes any Intermediate Participants interpositioned between the Lender and the fund with respect to a Participation Interest.


HIGHLY LEVERAGED TRANSACTIONS The Corporate Loans and Corporate Debt Securities in which the fund invests primarily consist of capital restructurings. This means that a Borrower has undertaken the obligations in order to finance the growth of the Borrower's business through product development or marketing, or to finance changes in the way the Borrower utilizes its assets and invested or borrowed financial resources. Corporate Loans and Corporate Debt Securities may also include senior obligations of a Borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code, provided that such senior obligations are determined by the manager upon its credit analysis to be a suitable investment by the fund. A significant portion of such Corporate Loans and Corporate Debt Securities (which may be as much as 100% of the fund's total assets) may be issued in highly leveraged transactions. This means that the Borrower is assuming large amounts of debt in order to have large amounts of financial resources to attempt to achieve its business objectives. Such business objectives may include: management's taking over control of a company (leveraged buyout); reorganizing the assets and liabilities of a company (leveraged recapitalization); or acquiring another company. Such Corporate Loans and Corporate Debt Securities present special risks. See "Prospectus Summary - Special Considerations and Risk Factors - Credit Risks Associated With Corporate Loans and Corporate Debt" and "What Are the Risks of Investing in the Fund? - Credit Risk" and " - Collateral Impairment." Such Corporate Loans may be structured to include both term loans, which are generally fully funded at the time of the fund's investment, and revolving credit facilities, which would require the fund to make additional investments in the Corporate Loans as required under the terms of the credit facility at the Borrower's demand. Such Corporate Loans may also include receivables purchase facilities, which are similar to revolving credit facilities secured by a Borrower's receivables.

FOREIGN BORROWERS The fund may invest in Corporate Loans and Corporate Debt Securities which are made to, or issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers. For purposes of this prospectus, Corporate Loans and Corporate Debt Securities of foreign Borrowers include such loans or debt securities that have one or more of the following characteristics: (1) the principal trading market of the loan or security is in a foreign country; (2) at least 50% of the revenue of the Borrower is generated from goods produced or sold, investments made, or services performed in a foreign country; (3) the Borrower is organized under the laws of a foreign country; or (4) at least 50% of the assets of the Borrower are situated in a foreign country. The fund normally invests primarily in U.S. Borrowers, but may invest up to 65% of its assets in foreign Borrowers in developed foreign countries. The fund may from time to time invest in foreign Borrowers in emerging market countries, but currently does not intend to invest more than 35% of its assets in foreign Borrowers in emerging market countries. The fund considers a country to be an emerging market country if it is defined as a country with an emerging or developing economy by any one of the following: the International Bank for
Reconstruction  and  Development   (commonly  known  as  the  World  Bank),  the
International Finance Corporation, or the United Nations or its agencies or authorities.

The manager will evaluate the creditworthiness of foreign Borrowers and U.S. subsidiaries of foreign Borrowers by using the same analysis as it uses for U.S. Borrowers.

The fund will invest in Corporate Loans and Corporate Debt Securities of foreign Borrowers and U.S. subsidiaries of foreign Borrowers, provided that the loans and securities are U.S. dollar-denominated, or the fund uses a foreign currency swap for payments in U.S. dollars. U.S. dollar-denominated loans and securities are loans and securities for which the fund pays in U.S. dollars and the Borrower pays principal, interest, dividends or distributions in U.S. dollars. The fund may invest in a Corporate Loan or Corporate Debt Security that is not denominated in U.S. dollars if the fund arranges for payments in U.S. dollars by entering into a foreign currency swap. See "Foreign Currency Swaps."

Loans to, and securities issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers may involve risks not typically involved in domestic investments and loans to, and securities issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers in emerging market countries involve additional risks. See "What Are the Risks of Investing in the Fund? - Foreign Investments."

THE MANAGER'S CREDIT ANALYSIS The manager generally will determine the value of the collateral backing a Corporate Loan or Corporate Debt Security by customary valuation techniques that it considers appropriate. Such valuation techniques may include reference to financial statements of the Borrower, independent appraisal, or obtaining the market value of such collateral (e.g., cash or securities) if it is readily ascertainable. The value assigned to the collateral by the manager may be higher than the value at which the Borrower values the collateral on the Borrower's books. The Agent Bank may rely on independent appraisals as to the value of specific collateral. The Agent Bank, however, may not obtain an independent appraisal in all cases. However, there are risks that the collateral may not be sufficient in the event that a Borrower or issuer Defaults in paying interest or principal. See "What Are the Risks of Investing in the Fund? - Collateral Impairment."


The collateral may consist of various types of assets or interests. It may include working capital assets, such as accounts receivable or inventory. Inventory is the goods a company has in stock, including finished goods, goods in the process of being manufactured and the supplies used in the process of manufacturing. Accounts receivable are the monies due to a company for merchandise or securities that it has sold, or for the services it has provided. It may also include tangible fixed assets, such as real property, buildings and equipment or intangible assets, such as trademarks, copyrights and patent rights, or securities of subsidiaries or affiliates. Where the Borrower is a privately held company, the company's owners may provide additional security. They may do this by giving personal guarantees of performance or by agreeing to transfer other securities that they own to the Lenders in the event that the obligations are not repaid. In addition, the fund may invest in Corporate Loans which are fully collateralized by assets of such shareholders or owners, rather than by assets of the Borrower. However, such guarantees will be fully secured.


The fund will invest in a Corporate Loan or Corporate Debt Security only if the manager judges that the Borrower can meet the scheduled payments on the obligation. In addition, the manager will consider other factors it believes are appropriate to the analysis of the Borrower and the Corporate Loan or Corporate Debt Security. Such factors may include financial ratios of the Borrower, such as the Interest Coverage Ratio and Leverage Ratio. The manager also will consider the nature of the industry in which the Borrower is engaged, the nature of the Borrower's assets and the general quality of the Borrower. The Board will review and approve factors used by the manager. The Corporate Loans and Corporate Debt Securities in which the fund invests generally are not rated by an NRSRO.

When the manager selects Corporate Loans and Corporate Debt Securities for investment by the fund, it primarily considers the creditworthiness of the Borrower. The manager will not base its selection upon the quality ratings of other debt obligations of a Borrower. These other debt obligations are often subordinated to the Corporate Loans or Corporate Debt Securities. Instead, the manager will perform its own independent credit analysis of the Borrower, and of the collateral structure for the Corporate Loan or Corporate Debt Security. In making its analysis, the manager will utilize any offering materials and, in the case of Corporate Loans, information prepared and supplied by the Agent Bank, Lender or Participant from whom the fund purchases its Participation Interest. After the fund invests in a Corporate Loan and Corporate Debt Security, the manager will continue to evaluate the Corporate Loan or Corporate Debt Security on an ongoing basis.


DESCRIPTION OF FLOATING INTEREST RATES The rate of interest payable on Corporate Loans or Corporate Debt Securities with Floating Interest Rates is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, the CD Rate, or another base lending rate used by lenders loaning money to companies, so-called commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Corporate Loans and Corporate Debt Securities is reset periodically, typically at regular intervals ranging between 30 days and one year.

Certain of the Floating Interest Rate Corporate Loans and Corporate Debt Securities in which the fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the fund's Net Asset Value as a result of changes in interest rates. The fund may attempt to limit the exposure of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates by entering into interest rate swap transactions. The fund also will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 90 days.


Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks. For more information about this trend, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Description of Floating or Variable Interest Rates."


FEES The fund may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the fund buys a Corporate Loan or Corporate Debt Security, it may receive a facility fee and when it sells a Corporate Loan or Corporate Debt Security the fund may pay a facility fee. In certain circumstances, the fund may receive a prepayment penalty fee on the prepayment of a Corporate Loan or Corporate Debt Security by a Borrower.

CURRENCY CONVERSIONS Loans to U.S. subsidiaries of non-U.S. Borrowers and to U.S. Borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the Borrower. The fund may invest in Corporate Loans and Corporate Debt Securities which have been converted into non-U.S. dollar-denominated obligations only when provision is made for payments to the Lenders in U.S. dollars pursuant to foreign currency swap arrangements.


FOREIGN CURRENCY SWAPS Foreign currency swaps involve the exchange by the fund with another party of the right to receive foreign currency (paid under a Corporate Loan or Corporate Dept Security) for the right to receive U.S. dollars. The fund will enter into a foreign currency swap only if, at the time of entering into the transaction, the counterparty's outstanding debt obligations are investment grade. This means they are rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's, or determined by the manager to be of comparable quality. The amounts of U.S. dollar payments to be received by the fund and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. This locks in the fund's right to receive payments under a Corporate Loan or Corporate Debt Security in a predetermined amount of U.S. dollars. In this way, the swap protects the fund from the fluctuations in exchange rates. For more information about foreign currency swaps, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Foreign Currency Swaps."


DESCRIPTION OF PARTICIPATION INTERESTS AND ASSIGNMENTS The fund may invest in a Corporate Loan in one of three ways: (1) a direct investment in the Corporate Loan by the fund serving as one of the Lenders; (2) Participation Interests; or
(3) an Assignment. Participation Interests are interests issued by a Lender or other financial institution which represent a fractional interest in a Corporate Loan. The fund may acquire Participation Interests from a Lender or other holders of Participation Interests. Holders of Participation Interests are referred to as Participants. (For a general description of Lenders and Agent Banks, see "Prospectus Summary - More About Corporate Loans and Corporate Debt Securities.") An Assignment represents a portion of a Corporate Loan. Unlike a Participation Interest, the fund will generally become a "Lender" for the purposes of the terms of the Corporate Loan by purchasing an Assignment. It can be most advantageous to the fund to make a direct investment in a Corporate Loan as one of the Lenders. Such an investment is typically made at par. This means that the fund receives a return at the full interest rate for the Corporate Loan. On the other hand, when the fund invests in a Participation Interest or Assignment, it will normally pay a fee or forego a portion of the interest payment. Consequently, the fund's return on the investment may not be as great as it would have been if the fund had made a direct investment in the underlying Corporate Loan.

The opportunities for direct investments in Corporate Loans are currently limited. The opportunities for investment through Participation Interests or Assignments are greater. The fund often may not be able to invest in Corporate Loans other than through Participation Interests or Assignments. There is a risk that the fund may not be able to invest 65% or more of its total assets as described above due to the limited supply of direct investments in Corporate Loans and, to a lesser degree, of investments in Participation Interests or Assignments.

The SEC is currently considering a proposal that would require that any investment company, such as the fund, whose name implies that the investment company invests primarily in a given type of security must invest no less than 80% of its total assets in that type of security, under normal market conditions. The current requirement is that no less than 65% of an investment company's total assets must be invested in that type of security. If the SEC adopts this proposal, the fund will be required to increase, from 65% to 80%, the amount of its total assets invested in Corporate Loans and Corporate Debt Securities. Due to the limited availability of these types of investments, there is a risk that the fund may not be able to meet such a high level of investment in Corporate Loans and Corporate Debt Securities, as discussed above.

The Lenders or the Agent Bank may have an incentive to market the less desirable Corporate Loans, Participation Interests or Assignments to investors such as the fund while retaining the more desirable investments for their own inventory. This reduces the availability of the more desirable investments. See "Prospectus Summary - Special Considerations and Risk Factors - Limited Availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities."

The terms of the Participation Interests are privately negotiated between the fund and the seller. Typically, the fund will not have established any direct contractual relationship with the Borrower. The fund will be required to rely on the Lender or the Participant that sold the Participation Interest for the enforcement of the fund's rights against the Borrower. It also will have to rely on that party for the receipt and processing of payments due to the fund under the Corporate Loans. Consequently, the fund is subject to the credit risk of both the Lender or Participant, in addition to the usual credit risk of the Borrower. Lenders and Participants interposed between the fund and a Borrower, together with Agent Banks, are referred to as Intermediate Participants.

On the other hand, if the fund purchases an Assignment from a Lender, the fund will step into the shoes of the original Lender and will have direct contractual rights against the Borrower. An Assignment from a Lender gives the fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.

In the event the Borrower fails to pay principal and interest when due, the fund may have to assert rights against the Borrower through an Intermediate Participant. This may subject the fund to delays, expenses and risks that are greater than those that would be involved if the fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation Interest, the fund may be regarded as a creditor of the Intermediate Participant rather than of the Borrower. This means that the fund does not have any direct contractual rights against the Borrower. Also, in the event of the insolvency of the Lender selling the Participation Interest, the fund may not have any exclusive or senior claim with respect to the Lender's interest in the Corporate Loan, or in the collateral securing the Corporate Loan. Consequently, the fund may not benefit directly from the collateral supporting the underlying Corporate Loan. There is a risk that the Intermediate Participant may become insolvent. Similar risks may arise with respect to the Agent Bank, as described below.


Furthermore, in the event that a Borrower becomes bankrupt or insolvent, the Borrower may attempt to assert certain legal defenses as a result of improper conduct by the Agent Bank or Intermediate Participant. The fund will invest in Corporate Loans only if, at the time of investment, all outstanding debt obligations of the Agent Bank and Intermediate Participants are investment grade, i.e., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the manager's judgment.


The Agent Bank is a Lender that administers the Corporate Loan. The Agent Bank typically is responsible for collecting principal, interest and fee payments from the Borrower. The Agent Bank then distributes these payments to all Lenders which are parties to the Corporate Loan. The fund will not act as an Agent Bank. It generally will rely on the Agent Bank or an Intermediate Participant to collect its portion of the payments. The fund will also rely on the Agent Bank to take appropriate actions against a Borrower that is not making payments as scheduled. Typically, the Agent Bank is given broad discretion in enforcing the terms of the Corporate Loan, and is required to use only the same care it would use in the management of its own property. The Borrower compensates the Agent Bank for these services. Such compensation may include special fees paid at the start of Corporate Loans and other fees paid on a continuing basis.

There is a risk that an Agent Bank may have financial difficulty. An Agent Bank could even declare bankruptcy, or have a receiver, conservator, or similar official appointed for it by a regulatory authority. If this happens, assets held by the Agent Bank under the Corporate Loan should remain available to holders of Corporate Loans, including the fund. However, a regulatory authority or court may determine that assets held by the Agent Bank for the benefit of the fund are subject to the claims of the Agent Bank's general or secured creditors. The fund might incur costs and delays in realizing payment on a Corporate Loan or might suffer a loss of principal or interest. Similar risks arise in situations involving Intermediate Participants, as described above.


Intermediate Participants may have an obligation to make future advances to the Borrower at the demand of the Borrower in connection with what are known as revolving credit facilities and may have certain other obligations pursuant to the terms of Corporate Loans. The fund will set aside in a separate account with its custodian bank amounts that are earmarked to meet such future obligations. These amounts will be invested in high quality, short-term, liquid instruments. Because the fund will maintain sufficient amounts in separate accounts for such contingent obligations, the manager believes that such obligations do not constitute senior securities under the 1940 Act as interpreted by the SEC. The fund will not invest in Corporate Loans that would require the fund to make future advances that exceed in the aggregate for all such Corporate Loans 20% of the fund's total assets. The fund also will not invest in Corporate Loans that would cause the fund to fail to meet the diversification requirements previously described.


OTHER INVESTMENT POLICIES

The fund has adopted certain other policies set forth below:

NON-CONCENTRATION IN A SINGLE INDUSTRY The fund does not currently intend to invest more than 20% of its assets in the obligations of Borrowers in any single industry. The SEC takes the position that investing more than 25% of the fund's total assets in a single industry or group of industries represents "concentration" in such industry or group of industries. However, the fund regards the issuer of a Corporate Loan to include the Agent Bank and any Intermediate Participant, as well as the Borrower. This means that the fund will invest more than 25% of its total assets in the securities of the following issuers as a group: commercial banks, thrift institutions, insurance companies and finance companies. These types of issuers frequently act as an Agent Bank or Intermediate Participant. As a result, the fund is subject to certain risks associated with such institutions, both individually and as a group. See "What Are the Risks of Investing in the Fund? - Financial Institutions."

LEVERAGE The fund is authorized to borrow money in amounts of up to 331/3% of the value of its total assets at the time of the borrowings. The fund's borrowings create an opportunity for greater total return to the fund and, ultimately, the fund's shareholders, but, at the same time, increase exposure to losses. In addition, interest payments and fees paid by the fund on any borrowings may offset or exceed the return earned on the borrowed funds. The fund does not currently intend to borrow funds to make additional investments. The fund may issue one or more series of preferred shares, but it does not presently intend to do so. See "What Are the Risks of Investing in the Fund? - Effects of Leverage."


REPURCHASE AGREEMENTS The fund may enter into repurchase agreements with respect to its permitted investments. The fund currently intends to do so only with financial institutions, such as broker-dealers and banks, which are deemed creditworthy by the manager. In a repurchase agreement transaction, the fund purchases a U.S. government security from a bank or broker-dealer. The agreement provides that the security must be sold back to the bank or broker-dealer at an agreed-upon price and date. The bank or broker-dealer must transfer to the fund's account collateral consisting of securities with an initial value, including any earned but unpaid interest, equal to at least 102% of the dollar amount invested by the fund in each repurchase agreement. The value of the underlying U.S. government security is determined daily so that the fund has collateral of at least 100% of the value of the repurchase agreement. There are certain risks associated with repurchase transactions which are described in the SAI section entitled "How Does the Fund Invest Its Assets? - Repurchase Agreements."


LENDING OF FUND SECURITIES The fund may from time to time lend its portfolio securities to qualified securities dealers or other institutional investors. However, the fund will limit such loans to a total value of all securities on loan not exceeding 331/3% of its total assets. This limitation is a fundamental policy, which means it may not be changed without the approval of the holders of a majority of the fund's Common Shares. For each loan, the fund must receive in return collateral with an initial market value of at least 102% of the market value of the securities loaned, including any accrued interest. The value of the collateral and loaned securities is determined daily so that the fund has collateral coverage of at least 100%. The collateral will consist of cash, securities issued by the U.S. government, its agencies or instrumentalities, or irrevocable letters of credit.

The fund receives a premium for lending its portfolio securities or, if cash collateral is received by the fund, it is invested in short-term money market securities, and the fund retains a portion of the yield paid on the investment. However, the fund may pay reasonable finder's, administrative and custodial fees in connection with such loans.

In the event that the borrower Defaults on its obligation to return borrowed securities, because of insolvency or otherwise, the fund could experience delays and costs in gaining access to the collateral. The fund also could suffer a loss to the extent that the value of the collateral falls below the market value of the borrowed securities. For more information about the lending of the fund's securities see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Securities Lending."

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS The fund may purchase and sell interests in Corporate Loans and Corporate Debt Securities and other debt securities on a when-issued and delayed delivery basis. There is no limit on the amount of assets which the fund may invest in when-issued securities. A when-issued obligation refers to an obligation whose price is fixed at the time the commitment to purchase is made, but has not been issued. Delayed delivery refers to the delivery of securities later than the customary time for delivery of securities. The fund will generally make commitments to purchase interests or securities on a when-issued basis with the intention of acquiring the interests or securities. For more information about when-issued and delayed delivery transactions see the section in the SAI entitled "How Does the Fund Invest Its Assets? - When-Issued and Delayed Delivery Transactions."

INTEREST RATE AND HEDGING TRANSACTIONS The fund may enter into interest rate swaps in order to limit the exposure of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates. Interest rate swaps involve the exchange by the fund with another party of their respective commitments or rights to pay or receive interest, such as an exchange of fixed rate payments for Floating Interest Rate payments. For example, if the fund holds a Corporate Loan or Corporate Debt Security with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. Thus, if interest rates rise, the increased interest received by the fund would offset a decline in the value of the Corporate Loan or Corporate Debt Security. On the other hand, if interest rates fall, the fund's benefit from falling interest rates would be decreased.


To the extent that the fund enters into these transactions for hedging purposes, the manager believes that such obligations do not constitute senior securities under the 1940 Act. Accordingly, the fund will not include hedging transactions in its limitation on borrowing.

Except as noted above, there is no limit on the amount of interest rate hedging transactions that may be entered into by the fund. The risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the fund is obligated to make. If the other party to an interest rate swap
Defaults, the fund's risk of loss consists of the net amount of interest payments that the fund is entitled to receive. The fund will only enter into an interest rate swap after the manager has evaluated the creditworthiness of the other party to the swap. The risks associated with interest rate swaps are further described in the SAI under the title "How Does the Fund Invest Its Assets? - Interest Rate Swaps."


TAX CONSIDERATIONS The fund's investments in foreign currency and other complex securities are subject to special tax rules that may affect the amount, timing or character of the income earned by the fund and distributed to you. The fund may also be subject to withholding taxes on earnings from certain of its foreign securities. These special tax rules are discussed in the "Additional Information on Distributions and Taxes" section of the SAI.

WHAT ARE THE RISKS OF INVESTING IN THE FUND?


ILLIQUID SECURITIES The fund does not limit the amount of its investments that are not readily marketable or are subject to restrictions on resale. Corporate Loans and Corporate Debt Securities in which the fund invests are, at present, not readily marketable and may be subject to significant restrictions on resale. They do not have the liquidity of conventional investment grade debt securities and may be considered Illiquid. As the market for Corporate Loans and Corporate Debt Securities matures, the manager expects that liquidity will improve.


In the event that the fund voluntarily or involuntarily liquidates these assets, it may not get the full value of the assets. The fund may have difficulty disposing of Illiquid portfolio securities. This may make it difficult for the fund to raise proceeds to repurchase Common Shares in a Tender Offer. See "How Are Common Shares Valued?" in the SAI for information regarding valuation of Illiquid Corporate Loans and Corporate Debt Securities.

FINANCIAL INSTITUTIONS As discussed above, the fund will invest more than 25% of its total assets in the securities of the following issuers as a group:
commercial banks, thrift institutions, insurance companies and finance companies. As a result, the fund is subject to certain risks associated with these institutions, both individually and as a group.

Banking and thrift institutions are subject to extensive governmental regulations. These regulations may limit both the amounts and types of loans and other financial commitments which the institutions may make and the interest rates and fees which the institutions may charge. The profitability of these institutions largely depends upon the availability and cost of capital funds. Their profits have recently fluctuated significantly as a result of volatile interest rate levels. In addition, general economic conditions influence the operations of these institutions. Financial institutions are exposed to credit losses which result when borrowers suffer financial difficulties.

Insurance companies are also affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. Property and casualty companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers.


These industries are currently undergoing rapid change as existing distinctions between different businesses become blurred. Recent business combinations have included insurance, finance and securities brokerage under single ownership. Congress will likely continue to reconsider the federal laws generally separating commercial and investment banking, and could change or eliminate the laws separating these types of banking.


EFFECTS OF LEVERAGE The fund is authorized to borrow money in an amount up to 331/3% of its total assets (after giving effect to the amount borrowed). However, the fund will only borrow money for temporary, extraordinary or emergency purposes. While it has no current intention of doing so, the fund may also borrow for the purpose of financing additional investments or making Tender Offers for Common Shares. See "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders."

The fund also may issue one or more series of preferred shares, although it has no current intention to do so. There is a risk that the costs of borrowing or issuing additional classes of securities may exceed the income and appreciation, if any, on assets acquired with the borrowed funds or offering proceeds. If this occurs, the use of leverage will reduce the investment performance of the fund compared with what it would have been without leverage. The costs associated with such borrowings or offerings include interest payments, fees and dividends. The fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. The issuance of additional classes of preferred shares involves offering expenses and other costs. Also, it may limit the fund's freedom to pay dividends on Common Shares or to engage in other activities.

Leverage creates certain risks for holders of Common Shares. Leveraging by the fund creates an opportunity for greater total return but, at the same time, increases exposure to losses. The Net Asset Value of Common Shares may be more volatile than if the fund were not leveraged. These risks may be reduced through the use of borrowings and preferred stock that have Floating Interest Rates.


The fund's willingness to borrow money for investment purposes, and the amount it will borrow, will depend on many factors. The most important factors are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the manager's ability to predict correctly interest rates and market movements. There is no assurance that a leveraging strategy will be successful during any period in which it is employed.

CREDIT RISK Corporate Loans and Corporate Debt Securities may constitute substantially all of the fund's investments. Corporate Loans and Corporate Debt Securities are primarily dependent upon the creditworthiness of the Borrower for payment of interest and principal. If the Borrower fails to pay scheduled interest or principal on a Corporate Loan or Corporate Debt Security, the income of the fund or the value of its investments may be adversely affected. In turn, this may reduce the amount of dividends or the Net Asset Value of the fund's Common Shares. The fund's receipt of principal and interest payments on a Corporate Loan or a Corporate Debt Security also depends upon the creditworthiness of any Intermediate Participant. To reduce credit risk, the manager actively manages the fund as described above.

Corporate Loans and Corporate Debt Securities made in connection with highly leveraged transactions are subject to greater credit risks than other Corporate Loans and Corporate Debt Securities in which the fund may invest. See "What Kinds of Securities Does the Fund Purchase? - The Manager's Credit Analysis." These credit risks include an increased possibility that the Borrower may Default on the Corporate Loan or Corporate Debt Security, or may go into bankruptcy. The fund may have more difficulty selling highly leveraged Corporate Loans and Corporate Debt Securities than other Corporate Loans and Corporate Debt Securities because they are less liquid. The value of such Corporate Loans and Corporate Debt Securities is more volatile in response to interest rate fluctuations. The Corporate Loans and Corporate Debt Securities in which the fund invests generally are not rated by any NRSRO.


Corporate Loans and Corporate Debt Securities in which the fund invests will generally hold the most senior position in the capitalization structure of the Borrowers. However, many Borrowers will have non-investment grade subordinated debt. During periods of deteriorating economic conditions, a Borrower may have difficulty making its payments under such bonds and other subordinated debt obligations. These difficulties may damage the Borrower's credit rating or its ability to obtain financing for short-term cash flow needs. This may force the Borrower into bankruptcy or other forms of credit restructuring.

COLLATERAL IMPAIRMENT Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the fund's security interest in the collateral is invalidated for any reason by a court, or (ii) the collateral is fully released with the consent of the Agent Bank and Lenders or under the terms of a loan agreement as the creditworthiness of the Borrower improves.

There are risks which may cause the collateral to be insufficient in the event that a Borrower Defaults on a Corporate Loan or Corporate Debt Security. Although the terms of the Corporate Loans and Corporate Debt Securities require that the collateral be maintained at a value at least equal to 100% of the amount of such Corporate Loan or Corporate Debt Security, the value of the collateral may decline subsequent to the fund's investment in the Corporate Loan or Corporate Debt Security. In most credit agreements there is no formal requirement to pledge additional collateral.

There is also the risk that the collateral may be difficult to liquidate. In fact, a majority of the collateral may be Illiquid. Consequently, the fund might not receive payments to which it is entitled. This may result in a decline in the value of the investment and, in turn, a decline in the Net Asset Value of the fund's Common Shares.

There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. On occasions when such stock cannot be pledged, the Corporate Loan or Corporate Debt Security will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets.

If a Borrower becomes involved in bankruptcy proceedings, the fund's access to the collateral may be limited by bankruptcy and other laws. This risk is increased when a Corporate Loan or Corporate Debt Security is made in connection with a highly leveraged transaction. In the event that a court decides that the fund's access to the collateral is limited or void, it is unlikely that the fund would be able to recover the full amount of the principal and interest due to it. The risks of collateral impairment are further described in the SAI in the section entitled "What Are the Risks of Investing in the Fund? - Collateral Impairment."


FOREIGN INVESTMENTS As noted above, the fund may invest in Corporate Loans and Corporate Debt Securities that are made to, or issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers, if the Borrower passes the same creditworthiness analysis that the manager uses for U.S. Borrowers and the loans and securities are U.S. dollar-denominated, or the fund uses a foreign currency swap for payments in U.S. dollars. These obligations may involve risks not typically involved in domestic investments and the risks can be significantly magnified for investments in foreign countries that are emerging market countries.

CURRENCY FLUCTUATIONS. To the extent the fund uses foreign currency swaps for Corporate Loans or Corporate Debt Securities, transactions in foreign securities may be conducted in local currencies. In these transactions U.S. dollars must often be exchanged for another currency when an obligation is bought or sold or a dividend is paid. Likewise, security price quotations and total return information reflect conversion into U.S. dollars. Fluctuations in foreign exchange rates can significantly increase or decrease the U.S. dollar value of a foreign investment, boosting or offsetting its local market return. Currency risk cannot be eliminated entirely.

INCREASED  COSTS.  It is more  expensive  for  the  fund to  purchase  and  sell
Corporate Loans and Corporate Debt Securities in foreign markets than in the U.S. markets. Investment companies, such as the fund, offer an efficient way for individuals to invest abroad, but the overall expense ratios of international investment companies are usually higher than the overall expense ratios of investment companies that invest in U.S. obligations.

POLITICAL AND ECONOMIC FACTORS. The economies, markets, and political structures of a number of the countries in which the fund can invest do not compare favorably with the U.S. and other mature economies in terms of wealth and stability. Therefore, investments in these countries will entail greater risk and may be subject to erratic and abrupt price movements. This is especially true for emerging market countries.

LEGAL, REGULATORY, AND OPERATIONAL. Certain foreign countries may impose restrictions on foreign investors, such as the fund. These restrictions may take the form of prior governmental approval, limits on the amount and type of obligations held by foreigners, limits on the types of companies in which foreigners may invest, exchange controls and other actions that restrict the purchase or sale of assets or result in a loss of assets. Diplomatic developments could affect the fund's investments in these countries. In certain foreign countries, there is the possibility that the government or a government agency may take over the assets of the fund for political or economic reasons or impose taxation that is so heavy that it amounts to confiscation of the assets taxed.

Certain foreign countries lack uniform accounting, auditing, and financial reporting standards, have less governmental supervision of financial markets than in the U.S., do not honor legal rights enjoyed in the U.S., and have settlement practices, such as delays, which could subject the fund to risks not customary in the U.S. Information about foreign Borrowers may differ from that available for U.S. Borrowers, since foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. In addition, the markets for Corporate Loans and Corporate Debt Securities in foreign countries have substantially lower trading volumes than U.S. markets, resulting in less liquidity and more volatility than in the United States.

PRICING. Corporate Loans and Corporate Debt Securities may be purchased or sold on days (such as Saturdays) when the fund does not account for their prices in calculating its Net Asset Value. As a result, the fund's Net Asset Value may change significantly on days when shareholders cannot purchase Common Shares, or for repurchases of Common Shares, between the date on which a shareholder tenders Common Shares for repurchase by the fund and the date on which the repurchase price of the Common Shares is determined. See "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders."

EURO. On January 1, 1999, the European Monetary Union (EMU) plans to introduce a new single currency, the euro, which will replace the national currency for participating member countries. If the fund holds investments in countries with currencies replaced by the euro, the investment process, including trading, foreign exchange, payments, settlements, cash accounts, custody and accounting will be impacted.

Because this change to a single currency is new and untested, the establishment of the euro may result in market volatility. For the same reason it is not possible to predict the impact of the euro on the business or financial condition of European issuers which the fund may hold in its portfolio, and their impact on the value of fund shares.

RISK OF DECLINE IN NAV DUE TO REPURCHASES The NAV may decline as a result of the fund's sales of portfolio securities to finance a repurchase offer. The fund may be required to sell portfolio securities to raise cash to finance a Repurchase Offer, which may cause the market prices of the fund's portfolio securities, and hence the fund's NAV, to decline. If such a decline occurs, the fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the Repurchase Pricing Date. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the consideration received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the fund's transaction expenses, and the fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the fund. Accordingly, because of the Repurchase Offer, the fund's NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders.


PORTFOLIO MANAGEMENT AND OTHER CONSIDERATIONS In the event that short-term interest rates increase or other market conditions change, the fund's leverage could adversely affect holders of Common Shares, as noted above. If such changes occur or are anticipated, the fund may attempt to shorten the average maturity of its investment portfolio. This would tend to decrease the negative impact of leverage on holders of Common Shares. To do this, the fund would purchase securities with generally shorter maturities.


YEAR 2000 When evaluating current and potential portfolio positions, Year 2000 is only one of the factors the fund's manager considers.

The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. Issuers in countries outside the U.S., particularly in emerging markets, may not be required to make the same level of disclosure about Year 2000 readiness as is required in the U.S. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness.

If a company the fund is invested in is adversely affected by Year 2000 problems, it is likely that the price of its security will also be adversely affected. A decrease in the value of one or more of the fund's portfolio holdings will have a similar impact on the price of the fund's shares. Please see "Year 2000 Problem" under "Who Manages the Fund?" for more information.


WHO MANAGES THE FUND?

THE BOARD. The Board oversees the management of the fund and elects its officers. The officers are responsible for the fund's day-to-day operations.


INVESTMENT MANAGER. Franklin Advisers, Inc. manages the fund's assets and makes its investment decisions. The manager also performs similar services for other funds. It is wholly owned by Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources. Together, the manager and its affiliates manage over $208 billion in assets. Please see "Investment Management and Other Services" and "Miscellaneous Information" in the SAI for information on securities transactions and a summary of the fund's Code of Ethics.

PORTFOLIO MANAGER.
Chauncey F. Lufkin
Senior Vice President of Franklin Advisers, Inc.

Mr. Lufkin is a Vice President of the fund and has been the portfolio manager of the fund since its inception. Mr. Lufkin has been a portfolio manager of Franklin Advisers, Inc. since 1990. He was formerly an employee of Manufacturers Hanover Trust Co. (now The Chase Manhattan Bank), where he worked in the Acquisition Finance Group specializing in structuring and negotiation of leveraged transactions, and formerly an employee of Security Pacific National Bank (now Bank of America).

MANAGEMENT FEES. During the fiscal year ended July 31, 1998, management fees before any advance waiver, totaled 0.80% and operating expenses, before any advance, waiver totaled 1.76% of the average net assets of the fund. Under an agreement by the manager to limit its fees, the fund paid management fees totaling 0.51% and operating expenses totaling 1.32%. The manager is continuing to limit its fees, but may end this arrangement at any time upon notice to the Board.

ADMINISTRATIVE SERVICES. FT Services provides certain administrative services and facilities for the fund. During the fiscal year ended July 31, 1998, administration fees, before any advance waiver totaled 0.15%. Under an agreement by FT Services to limit its fees, the fund paid no administration fees. Please see "Investment Management and Other Services" in the SAI for more information.


SHAREHOLDER SERVICING AND TRANSFER AGENT. Investor Services, a wholly owned subsidiary of Resources, is the fund's shareholder servicing agent and acts as the fund's transfer agent and dividend-paying agent. Investor Services is compensated at an annual rate of 0.40% of the fund's average daily net assets. The fund may also reimburse Investor Services for certain out-of-pocket expenses.


YEAR 2000 PROBLEM. The fund's business operations depend on a worldwide network of computer systems that contain date fields, including securities trading systems, securities transfer agent operations and stock market links. Many of the systems currently use a two digit date field to represent the date, and unless these systems are changed or modified, they may not be able to distinguish the Year 1900 from the Year 2000 (commonly referred to as the Year 2000 problem). In addition, the fact that the Year 2000 is a non-standard leap year may create difficulties for some systems.

When the Year 2000 arrives, the fund's operations could be adversely affected if the computer systems used by the manager, its service providers and other third parties it does business with are not Year 2000 ready. For example, the fund's portfolio and operational areas could be impacted, including securities trade processing, interest and dividend payments, securities pricing, shareholder account services, reporting, custody functions and others. The fund could experience difficulties in effecting transactions if any of its foreign subcustodians, or if foreign broker-dealers or foreign markets are not ready for Year 2000.

The fund's manager and its affiliated service providers are making a concerted effort to take steps they believe are reasonably designed to address their Year 2000 problems. Of course, the fund's ability to reduce the effects of the Year 2000 problem is also very much dependent upon the efforts of third parties over which the fund and its manager may have no control.


PORTFOLIO TRANSACTIONS BY THE FUND


The manager tries to obtain the best execution on all transactions. If the manager believes more than one broker or dealer can provide the best execution, it may consider research and related services and the sale of Common Shares, as well as shares of other funds in the Franklin Templeton Group of Funds, when selecting a broker or dealer.

The fund engages in trading when the manager has concluded that the sale of a security owned by the fund and/or the purchase of another security can enhance principal and/or increase income. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the fund's investment goal, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

The fund's annual portfolio turnover rate is not expected to exceed 100%. The rate may vary greatly from year to year and will not be a limiting factor when the manager deems portfolio changes appropriate. Although the fund generally does not intend to trade for short-term profits, the securities held by the fund will be sold whenever the manager believes it is appropriate to do so. Sales will be made without regard to the length of time the security may have been held. Large Common Share repurchases by the fund during the quarterly or discretionary Tender Offers may require the fund to liquidate portions of its securities holdings for cash to repurchase the Common Shares. The liquidation of such holdings may result in a higher than expected annual portfolio turnover rate. A 100% annual portfolio turnover rate would occur if the lesser of the value of purchases or sales of the fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the fund will bear directly.


Please see "How Does the Fund Buy Securities for Its Portfolio?" in the SAI for more information.

INVESTMENT PERFORMANCE INFORMATION

From time to time, the fund advertises its performance. Performance information may include its current yield, current distribution rate or total return for specific time periods.

The current yield of the fund shows the income generated by an investment in the fund over a stated period. The current distribution rate shows the dividends or distributions paid to the fund's shareholders. This rate is usually computed by annualizing the monthly distribution paid per share during a certain period and dividing that amount by the current maximum offering price. Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested.

Performance figures will reflect the imposition of the Early Withdrawal Charge but additional performance figures that are calculated without reflecting the Early Withdrawal Charge may be presented.

Performance figures are always based on the fund's past performance and do not guarantee future results. The fund's yield and distribution rate are expected to fluctuate. Total return will also vary, depending on market conditions, the Corporate Loans, Corporate Debt Securities and other securities that the fund owns, the fund's operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the fund calculates its performance figures, please see "How Does the Fund Measure Performance?" in the SAI.

HOW TO BUY COMMON SHARES

CONTINUOUS OFFERING

The fund continuously offers Common Shares through Distributors and other Securities Dealers that have entered into dealer agreements with Distributors. The fund or Distributors may suspend the continuous offering of Common Shares at any time without prior notice. Similarly, the fund or Distributors may resume the offering at any time. If there is a suspension of the offering of Common Shares, shareholders who reinvest their distributions in additional Common Shares will be permitted to continue to make those reinvestments.


During the continuous offering, the fund offers Common Shares at the public offering price, which is the Net Asset Value per share next determined after Distributors receives your purchase order and payment. As of November 6, 1998, the Net Asset Value per share for Common Shares was $9.91. For purchase orders and payments received by Distributors or Securities Dealers prior to the close of business on the NYSE (generally, 1:00 p.m., Pacific time) (including orders received after the close of business on the previous business day), the offering price will be the Net Asset Value determined as of the close of business on the NYSE on that day. For purchases by wire, if the purchase order is received by 1:00 p.m., Pacific time, and the bank receives the wired payment by 3:00 p.m., Pacific time, on the same day, the offering price will be the Net Asset Value determined as of the close of business on the NYSE on that day. If Distributors or a Securities Dealer receives your purchase order and payment after the close of business on the NYSE, the order is considered received on the next business day. Any order may be rejected by Distributors or the fund.


In the course of a Tender Offer, Distributors or an affiliate may inadvertently acquire a small amount (expected to be less than 5%) of Common Shares which it may wish to resell. The Common Shares repurchased in these circumstances will not be subject to any investment restriction, and the Common Shares may be resold. This inadvertent acquisition would result from the administrative complexities that arise because a Tender Offer is confined to a specific percentage of the outstanding Common Shares, and the Common Shares tendered by shareholders during a particular Tender Offer may exceed the percentage limit of that Tender Offer. In that situation, the fund is required to repurchase Common Shares on a pro rata basis, as described below. See "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders."

OPENING YOUR ACCOUNT

To open your account, please follow the steps below. This will help avoid any delays in processing your request. PLEASE KEEP IN MIND THAT THE FUND DOES NOT CURRENTLY ALLOW INVESTMENTS BY MARKET TIMERS.

1.   Read this prospectus carefully.

2. Determine how much you would like to invest. The fund's minimum investments are:

     o  To open an account........................................     $1,000

     o  To open a custodial account for a minor
        (an UGMA/UTMA account)....................................     $  100

     o  To open an account with an automatic
        investment plan...........................................     $  50

     o  To add to an account......................................     $  50

We reserve the right to change the amount of these minimums for certain purchases. We also reserve the right to refuse any order to buy Common Shares.

3. Carefully complete and sign the enclosed shareholder application, including the optional shareholder privileges section. By applying for privileges now, you can avoid the delay and inconvenience of having to send an additional application to add privileges later. It is important that we receive a signed application since we will not be able to process any redemptions from your account until we receive your signed application.

4.   Make your investment using the table below.


METHOD                STEPS TO FOLLOW
--------------------------------------------------------------------------------
BY MAIL               For an initial investment:
                           Return the application to the fund with your check made payable to the fund.

                      For additional investments:
                           Send a check made payable to the fund. Please
                           include your account number on the check.
--------------------------------------------------------------------------------
BY WIRE               1.   Call the Floating Rate Team or, if that number is
                           busy, call 1-650/312-2000 collect, to receive a wire control number and wire instructions. You need a new wire control number every time you wire money into your account. If you do not have a currently effective wire control number, we will return the money to the bank, and we will not credit the purchase to your account.

                      2. For an initial investment you must also return your signed shareholder application to the fund.

                      IMPORTANT DEADLINES: If we receive your call before 1:00 p.m. Pacific time and the bank receives the wired funds and reports the receipt of wired funds to the fund by 3:00 p.m. Pacific time, we will credit the purchase to your account that day. If we receive your call after 1:00 p.m. or the bank receives the wire after 3:00 p.m., we will credit the purchase to your account the following business day.

--------------------------------------------------------------------------------
THROUGH               Call your investment representative
YOUR DEALER
--------------------------------------------------------------------------------


MAY I BUY COMMON SHARES IN CONNECTION WITH RETIREMENT PLANS?

Retirement plan investors should be aware of the following features of the fund which may impact their decision as to whether the fund is an appropriate investment for a retirement plan. Common Shares are not liquid; unlike open-end mutual fund shares, they are not redeemable on each day that the fund is open for business; and unlike traditional closed-end funds, Common Shares of the fund do not trade on any exchange and thus cannot readily be sold. Although the fund has adopted policies to provide quarterly Tender Offers, these Tender Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Additionally, even during a Tender Offer shareholders may not be able to have all of the Common Shares they wish to tender be repurchased by the fund. If the number of Common Shares tendered by all shareholders exceeds the repurchase amount authorized by the Board, the fund may not be able to repurchase all Common Shares submitted and thus may repurchase Common Shares on a pro rata basis. The fund also imposes an Early Withdrawal Charge on the proceeds payable to shareholders from the fund's repurchase of Common Shares tendered by shareholders within 12 months of their purchase. Certain waivers to this Early Withdrawal Charge are discussed below.

The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets, for example, to 10%, that is invested in the fund.

The fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

Plan documents are required for all retirement plans. Trust Company can provide the plan documents for you and serve as custodian or trustee.

Trust Company can provide you with brochures containing important information about its plans. To establish a Trust Company retirement plan, you will need an application other than the one included in this prospectus. For a retirement plan brochure or application, call Retirement Plan Services.

PAYMENTS TO SECURITIES DEALERS

The payments described below may be made to Securities Dealers who initiate and are responsible for purchases of Common Shares. The payments are subject to the sole discretion of Distributors, and are paid by Distributors or one of its affiliates and not by the fund or its shareholders.

1. For purchases of Common Shares - 1.00% of the dollar amount of Common Shares sold by the Securities Dealer. This payment consists of 0.75% of sales commission and 0.25% of service fee (for the first year's services). For purchases of $3 million or more where the Securities Dealer has waived this payment, the Common Shares purchased will qualify for a waiver of the Early Withdrawal Charge. In these circumstances Distributors, at its discretion, may pay Securities Dealers up to 0.50%, paid over the initial six months of investment, of the dollar amount invested.

2. Purchases by trust companies and bank trust departments, and Eligible Governmental Authorities - up to 0.25% of the amount invested

A Securities Dealer may receive only one of these payments for each qualifying purchase. For Securities Dealers who receive payments described in paragraph 1 above, if Common Shares remain outstanding for at least twelve months from the date of their original purchase, Distributors will, beginning in the thirteenth month, compensate the Securities Dealer quarterly at an annual rate of 0.50% of the value of the Common Shares sold by the Securities Dealer and remaining outstanding.

Broker-dealers or others who have entered into an agreement with Distributors for clients participating in comprehensive fee programs will not receive the payment described in paragraph 1 above for Common Shares sold. Beginning immediately after the Common Shares are purchased, they will, however, be eligible to receive quarterly payments at an annual rate of 0.50% of the value of the Common Shares sold and remaining outstanding.


The total compensation paid to selected Securities Dealers and Distributors, including, but not limited to, the compensation paid at the time of purchase, the quarterly payments mentioned above and the Early Withdrawal Charge will not amount to more than 8.00% of the initial gross proceeds of the offering and will comply with the National Association of Securities Dealers, Inc. Conduct Rule regarding sales charges of open-end investment companies.

FOR INVESTORS OUTSIDE THE U.S.

The distribution of this prospectus and the offering of fund shares may be limited in many jurisdictions. An investor who wishes to buy shares of the fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to redemption and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.


PERIODIC OFFERS BY THE FUND TO
REPURCHASE COMMON SHARES FROM SHAREHOLDERS

The fund is not aware of any currently existing secondary market for Common Shares and does not anticipate that a secondary market will develop for Common Shares. A secondary market is a market, exchange facility or system for quoting bid and asking prices where securities such as the Common Shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, Common Shares are not liquid, which means that they are not readily marketable. However, the fund has taken action to provide liquidity to shareholders. The fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the fund's outstanding voting securities. These policies provide that each quarter, the fund intends to make a Tender Offer to repurchase a portion of the outstanding Common Shares from shareholders who request repurchases. The price of the repurchases of Common Shares normally will be the Net Asset Value per share determined as of the close of business (1:00 p.m. Pacific time) on the date the Tender Offer ends or within a maximum of fourteen days after the Tender Offer ends as described below.


REPURCHASE PROCEDURES. At the beginning of each Tender Offer, the fund's shareholders will be notified in writing about the Tender Offer, how they may request that the fund repurchase their Common Shares and the deadline for shareholders to provide their repurchase requests to Investor Services (the "Repurchase Request Deadline"), which is the date the Tender Offer ends. The time between the notification to the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Tender Offer the fund will establish the Repurchase Request Deadline based on factors, such as market conditions, liquidity of the fund's assets and shareholder servicing considerations. The repurchase price of the Common Shares will be the Net Asset Value as of the close of the NYSE on the date on which the repurchase price of the Common Shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the NYSE on such date. The fund has determined that the Repurchase Pricing Date may occur no later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. Within such fourteen day period, the fund may use an earlier Repurchase Pricing Date under certain circumstances.


The Board may establish other policies for repurchases of Common Shares that are consistent with the 1940 Act and other pertinent laws. Once every two years, the Board may, if it chooses, make an additional Tender Offer for repurchase of Common Shares in addition to regular quarterly Tender Offers. Common Shares tendered by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders, in cash, within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."


REPURCHASE AMOUNTS. The Board, in its sole discretion, will determine the number of Common Shares that the fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of Common Shares outstanding on the Repurchase Request Deadline. A Tender Offer is expected to end near the end of December 1998, and every three months after the end of December 1998.

If shareholders tender more than the Repurchase Offer Amount for a given Tender Offer, the fund may repurchase an additional amount of Common Shares of up to 2% of the Common Shares outstanding on the Repurchase Request Deadline. If fund shareholders tender more Common Shares than the fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional Common Shares, the fund will repurchase the Common Shares on a pro rata basis, rounded down to the nearest full share. The fund may, however, accept all Common Shares tendered by shareholders who own less than one hundred Common Shares and who tender all their Common Shares, before accepting on a pro rata basis Common Shares tendered by other shareholders.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Tender Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of Common Shares between twenty-one and forty-two days before each Repurchase Request Deadline. The notice will include detailed instructions on how to tender Common Shares. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, latest Repurchase Pricing Date, and latest Repurchase Payment Deadline. The notice will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the fund may use an earlier Repurchase Pricing Date than the latest Repurchase Pricing Date under certain circumstances. The notice will describe (i) the procedures for you to tender your Common Shares, (ii) the procedures for the fund to repurchase Common Shares on a pro rata basis, (iii) the circumstances in which the fund may suspend or postpone a Tender Offer, and
(iv) the procedures that will enable you to withdraw or modify your tenders of Common Shares prior to the Repurchase Request Deadline.

REPURCHASE PRICE. The current Net Asset Value of the Common Shares is computed daily and will be computed daily on the five business days before a Repurchase Request Deadline. The Board has determined that the time at which the Net Asset Value will be computed will be as of the close of the NYSE. You may call Fund Information at 1-800/DIAL BEN to learn the Net Asset Value per share. The notice of the repurchase offer will give the Net Asset Value per share as of a recent date, and a toll-free number for information regarding the Tender Offer. During the period from notification to shareholders of a Tender Offer until the Repurchase Pricing Date, the fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount.


SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The fund will not suspend or postpone a Tender Offer except if a majority of the Board, including a majority of the Board members who are not "interested persons" of the fund, as defined in the 1940 Act (the "Independent Trustees"), vote to do so. In addition, the fund will delay a Tender Offer only if certain regulatory requirements described in the notice of the Tender Offer are met. You will receive notice of any suspension or postponement and a notice of any renewed repurchase offer after a suspension or postponement.

SPECIAL CONSIDERATIONS OF REPURCHASES. As required by the 1940 Act, a majority of the Board consists of Independent Trustees. In addition, the Independent Trustees will select and nominate any additional Independent Trustees.

The fund may decide in the future to borrow money to finance the repurchase of Common Shares through Tender Offers. Any borrowings will comply with the fund's investment restrictions on borrowing. See "What Are the Risks of Investing in the Fund? - Effects of Leverage" above, and "Investment Restrictions" in the SAI.

Because there likely will not be a secondary market for Common Shares, quarterly and any additional discretionary Tender Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for Common Shares, however, the market price per share of the Common Shares could, at times, vary from the Net Asset Value per share. A number of factors could cause these differences, including relative demand and supply of Common Shares and the performance of the fund. Tender Offers for Common Shares at Net Asset Value would be expected to reduce any spread or gap that might develop between Net Asset Value and market price. However, there is no guarantee that these actions would cause Common Shares to trade at a market price that equals or approximates Net Asset Value per share.


Although the Board believes that Tender Offers will generally benefit shareholders, the fund's repurchase of Common Shares will decrease the fund's total assets. The fund's expense ratio may also increase as a result of Tender Offers (assuming the repurchases are not offset by the issuance of additional Common Shares). Such Tender Offers may also result in less investment flexibility for the fund depending on the number of Common Shares repurchased and the success of the fund's continuous offering of Common Shares. In addition, if the fund decides in the future to borrow money for the purpose of financing a Tender Offer, interest on the borrowings will reduce the fund's net investment income. It is the Board's announced policy (which the Board may change) not to repurchase Common Shares in a Tender Offer over the minimum amount required by the fund's fundamental policies regarding Tender Offers if the Board determines that the repurchase is not in the fund's best interest.


Repurchases through Tender Offers may significantly reduce the asset coverage of any borrowings or outstanding senior securities. The fund may not repurchase Common Shares if the repurchases result in its asset coverage levels falling below the levels required by the 1940 Act. As a result, in order to repurchase all Common Shares tendered, the fund may have to repay all or part of its outstanding borrowings or redeem all or part of its outstanding senior securities to maintain the required asset coverage. See "What Are the Risks of Investing in the Fund? - Effects of Leverage." Also, the size of any particular Tender Offer may be limited (beyond the minimum amount required for the fund's fundamental policies) for the reasons discussed above or as a result of liquidity concerns.


To complete a Tender Offer for the repurchase of Common Shares, the fund may be required to sell portfolio securities. This may cause the fund to realize gains or losses at a time when the manager would otherwise not do so.


The Board will consider other means of providing liquidity for shareholders if Tender Offers are ineffective in enabling the fund to repurchase the amount of Common Shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for Common Shares, and a determination of whether that market provides liquidity for shareholders. If the Board determines that a secondary market (if any) failed to provide liquidity for shareholders, the Board intends to consider all available options to provide liquidity. One possibility that the Board may consider is listing the Common Shares on a major domestic stock exchange or arranging for the quotation of Common Shares on an over-the-counter market. Alternatively, the fund might repurchase Common Shares periodically in open-market or private transactions, provided the fund can do so on favorable investment terms. The Board will cause the fund to take any action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.

The fund's repurchase of tendered Common Shares is a taxable event. See "How Taxation Affects the Fund and Its Shareholders." The fund will pay all costs and expenses associated with the making of any Tender Offer. An Early Withdrawal Charge will be imposed on certain Common Shares that are purchased after March 31, 1998, that have been held for less than twelve months and are accepted for repurchase pursuant to a Tender Offer, subject to certain waivers. See "Early Withdrawal Charge" below.

In accordance with applicable rules of the SEC in effect at the time of the offer, the fund may also make other offers to repurchase shares that it has issued.

EARLY WITHDRAWAL CHARGE

The Early Withdrawal Charge will be imposed on the proceeds payable to shareholders from the fund's repurchase of certain Common Shares tendered by shareholders in a Tender Offer. Tendered Common Shares that were purchased by the shareholder after March 31, 1998, and held by the shareholder for less than twelve months are subject to the Early Withdrawal Charge. The Early Withdrawal Charge will not be imposed on Common Shares that were acquired through the reinvestment of distributions, or Common Shares that were purchased more than one year prior to repurchase by the fund in a Tender Offer. The Early Withdrawal Charge is paid to Distributors and is imposed to recover offering and distribution expenses incurred by Distributors. The Early Withdrawal Charge is 1% of the Net Asset Value of the tendered Common Shares on the Repurchase Pricing Date or the Net Asset Value of the Common Shares at the time of purchase, whichever is less.

In determining whether an Early Withdrawal Charge is payable, the fund will repurchase Common Shares in the following order: first, Common Shares that have been held more than twelve months or that are otherwise exempt from imposition of the Early Withdrawal Charge; and second, if there are not enough of these Common Shares to meet your request, Common Shares subject to the Early Withdrawal Charge in the order they were purchased.

WAIVERS OF THE EARLY WITHDRAWAL CHARGE. The Early Withdrawal Charge may be waived under certain circumstances. Certain distributions, payments or redemption proceeds that you receive and use to buy Common Shares of the fund will exempt those Common Shares from the Early Withdrawal Charge if you invest them in those Common Shares within 365 days of their repurchase or redemption date. They include:

1. Dividend and capital gain distributions from any Franklin Templeton Fund (Class I, Advisor or Class Z only), or from a real estate investment trust sponsored or advised by Franklin Properties, Inc.

2. Annuity payments received under either an annuity option or from death benefit proceeds, only if the annuity contract offers as an investment option the Franklin Valuemark Funds or the Templeton Variable Products Series Fund. You should contact your tax advisor for information on any tax consequences that may apply.

3. Redemption proceeds from the sale of shares of any Franklin Templeton Fund (Class I, Advisor or Class Z only) if you were originally subject to an initial or Contingent Deferred Sales Charge at the time of purchase or qualified to purchased shares at Net Asset Value and you reinvest the money in Common Shares. If the proceeds are from the redemption of Class I shares, you must have held the originally purchased Class I shares for 12 consecutive months or more. This waiver does not apply to exchanges.

The Early Withdrawal Charge will not be waived if the shares were subject to an Early Withdrawal Charge or a Contingent Deferred Sales Charge when they were repurchased or redeemed. We will, however, credit your account in Common Shares, at the current Net Asset Value, in proportion to the amount reinvested for any Early Withdrawal Charge or Contingent Deferred Sales Charge paid in connection with the earlier repurchase or redemption, but barring any other applicable waivers, your Common Shares will be subject to the Early Withdrawal Charge if you tender them for repurchase and the repurchase occurs within twelve months.

If you immediately  placed your repurchase or redemption  proceeds in a Franklin
Bank CD, you may reinvest them as described above. The proceeds must be reinvested within 365 days from the date the CD matures, including any rollover.

Also, various individuals and institutions may buy Common Shares of the fund without being subject to the Early Withdrawal Charge, including:

 1. Trust companies and bank trust departments agreeing to invest in Franklin Templeton Funds over a 13 month period at least $1 million of assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion. We will accept orders for these accounts by mail accompanied by a check or by telephone or other means of electronic data transfer directly from the bank or trust company, with payment by federal funds received by the close of business on the next business day following the order.

 2. An Eligible Governmental Authority. Please consult your legal and investment advisors to determine if an investment in the fund is permissible and suitable for you and the effect, if any, of payments by the fund on arbitrage rebate calculations.

 3. Broker-dealers, registered investment advisors or certified financial planners who have entered into an agreement with Distributors for clients participating in comprehensive fee programs. The minimum initial investment is $250.

 4. Registered Securities Dealers and their affiliates, for their investment accounts only


 5. Qualified registered investment advisors who buy through a broker-dealer or service agent who has entered into an agreement with Distributors


 6. Current employees of Securities Dealers and their affiliates and their family members, as allowed by the internal policies of their employer

 7. Officers, trustees, directors and full-time employees of the Franklin Templeton Funds or the Franklin Templeton Group, and their family members, consistent with our then-current policies. The minimum initial investment is $100.

 8. Investment companies exchanging shares or selling assets pursuant to a merger, acquisition or exchange offer

 9.  Accounts managed by the Franklin Templeton Group

10. Certain unit investment trusts and their holders reinvesting distributions from the trusts

We also waive the Early Withdrawal Charge for:

o    Account Fees

o    Redemptions following the death of the shareholder or beneficial owner

o Purchases of $3 million or more if the Securities Dealer of record received a payment from Distributors of 0.50% or less in connection with the purchase.


If you qualify for a waiver from the Early Withdrawal Charge, please fill in the applicable blank on the repurchase offer/request form you receive as notification of the Tender Offer or, if your Common Shares are held in street name or nominee name, include a written statement with your instructions to the broker, dealer or other institution holding such Common Shares for you regarding the Tender Offer, explaining which privilege described above applies. If you do not fill in the applicable blank or include this statement, the fund cannot guarantee you will receive the waiver.

You can receive a credit for the Early Withdrawal Charge you paid, if within 365 days of receiving payment from the fund's repurchase of your Common Shares, you reinvest in the fund. If you paid an Early Withdrawal Charge on the repurchased Common Shares, your fund account will be credited in Common Shares, at the current Net Asset Value, in proportion to the amount you reinvest, for such Early Withdrawal Charge. However, the Common Shares that you purchase through such reinvestment will be considered, for purposes of the applicability of any Early Withdrawal Charge, to have a purchase date corresponding to the reinvestment date.


EXCHANGES


We offer a wide variety of funds. If you would like, you can move your investment in Common Shares from your fund account to an existing or new account in another Franklin Templeton Fund (an "exchange"). Because it is technically a sale and a purchase of shares, an exchange is a taxable transaction. You may request an exchange into another Franklin Templeton Fund in conjunction with submitting your Common Shares for repurchase by the fund during a quarterly or discretionary Tender Offer. YOU MAY EXCHANGE YOUR COMMON SHARES FOR SHARES OF ANOTHER FRANKLIN TEMPLETON FUND ONLY IN CONJUNCTION WITH TENDER OFFERS, AND ONLY IF YOU HAVE HELD THE COMMON SHARES THAT YOU WISH TO EXCHANGE FOR TWELVE MONTHS. SHAREHOLDERS OF ANOTHER FRANKLIN TEMPLETON FUND MAY, HOWEVER, EXCHANGE THEIR SHARES FOR COMMON SHARES OF THE FUND ON A CONTINUOUS BASIS EACH BUSINESS DAY.


Before making an exchange, please read the prospectus of the fund you are interested in. This will help you learn about the fund, its investment goal and policies, and its rules and requirements for exchanges. For example, some Franklin Templeton Funds do not accept exchanges and others may have different investment minimums.

Exchanges will be completed at Net Asset Value. Shareholders in Class I shares of other Franklin Templeton Funds may exchange their shares for Common Shares. We will not assess a Contingent Deferred Sales Charge at the time you exchange shares of such other funds. Any such shares subject to a Contingent Deferred Sales Charge at the time of exchange, however, will be subject to the Early Withdrawal Charge for any remaining time such shares would have been subject to the Contingent Deferred Sales Charge up to one year after the original purchase.


Appropriate written instructions, signed by all account owners, must accompany your exchange request. When you submit your repurchase request during a Tender Offer, please be sure to fill in the applicable blank on the repurchase offer/request form you receive as in your notification of the Tender Offer, or if your Common Shares are held in street name or nominee name, include a written request with your instructions to the broker, dealer or other institution holding such Common Shares for you regarding the Tender Offer.


You must also include any outstanding share certificates for the Common Shares you want to exchange.

EXCHANGE RESTRICTIONS


Please be aware that the following restrictions apply to exchanges:


o You may exchange your Common Shares only for Class I shares of another Franklin Templeton Fund.


o You must have owned the Common Shares that you wish to exchange into another Franklin Templeton Fund for twelve months before you may exchange shares (unless those Common Shares were purchased by an exchange from a Class I Franklin Templeton Fund).


o    YOU MAY  EXCHANGE  YOUR  COMMON  SHARES ONLY IN  CONJUNCTION  WITH A TENDER
     OFFER.

o You must meet the applicable minimum investment amount of the fund you are exchanging into, or exchange 100% of your Common Shares.

o The accounts must be identically registered. You may, however, exchange Common Shares from a fund account requiring two or more signatures into an identically registered money fund account requiring only one signature for all transactions. PLEASE NOTIFY US IN WRITING IF YOU DO NOT WANT THIS OPTION TO BE AVAILABLE ON YOUR ACCOUNT. Additional procedures may apply. Please see "Transaction Procedures and Special Requirements."

o    The fund you are exchanging into must be eligible for sale in your state.

o We may modify or discontinue our exchange policy if we give you 60 days' written notice.

o    Currently, the fund does not allow investments by Market Timers.

Because excessive trading can hurt fund performance, operations and shareholders, we may refuse any exchange purchase if (i) we believe the fund would be harmed or unable to invest effectively, or (ii) the fund receives or anticipates simultaneous orders that may significantly affect the fund.

Please refer to "Transaction Procedures and Special Requirements" for other important information on how to exchange Common Shares.

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

The fund declares dividends from its net investment income. The fund's net investment income is reduced by interest on the fund's borrowings, and dividends or interest on any senior securities issued by the fund. Dividends are declared daily (on business days) and paid monthly to holders of Common Shares. Capital gains, if any, are distributed at least annually to shareholders, usually in December. Common Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the Net Asset Value is determined for the purchase order for the Common Shares to the Repurchase Pricing Date of the Tender Offer in which the Common Shares are accepted for repurchase by the fund).

Under the 1940 Act, the fund may not incur indebtedness unless the fund has asset coverage of at least 300% of the aggregate outstanding indebtedness immediately after the borrowing. Also, the fund may not declare any dividend or other distribution on any class of its capital stock or purchase any of its capital stock, unless the fund has, at the time of either the declaration or the purchase, asset coverage of at least 300% of the aggregate indebtedness, after deducting the amount of the distribution or purchase price, as applicable. This latter limitation - and a limitation on the fund's ability to declare cash dividends or other distributions on Common Shares while any shares of preferred stock are outstanding - may impair the fund's ability to maintain its qualification for taxation as a regulated investment company. See "What Are the Risks of Investing in the Fund? - Effects of Leverage" and "How Taxation Affects the Fund and Its Shareholders."

Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. THE FUND DOES NOT PAY "INTEREST" OR GUARANTEE ANY FIXED RATE OF RETURN ON AN INVESTMENT IN ITS SHARES.

If you buy shares shortly before the fund deducts a capital gain distribution from its Net Asset Value, please keep in mind that you will receive a portion of the price you paid back in the form of a taxable distribution.

Dividends and other distributions will be taxable to shareholders whether they are reinvested in Common Shares or received in cash. See "How Taxation Affects the Fund and Its Shareholders."

DISTRIBUTION OPTIONS

You may receive your distributions from the fund in any of these ways:

1. BUY ADDITIONAL COMMON SHARES OF THE FUND - You may buy additional Common Shares of the fund (without imposition of an Early Withdrawal Charge) by reinvesting capital gain distributions, or both dividend and capital gain distributions. This is a convenient way to accumulate additional Common Shares and maintain or increase your earnings base.


2. BUY CLASS I SHARES OF OTHER FRANKLIN TEMPLETON FUNDS - You may direct your distributions to buy Class I shares of another Franklin Templeton Fund (without a sales charge or imposition of a Contingent Deferred Sales Charge). Many shareholders find this a convenient way to diversify their investments. Please note that distributions may only be directed to an existing account.

3. RECEIVE DISTRIBUTIONS IN CASH - You may receive dividends, or both dividend and capital gain distributions in cash. If you have the money sent to another person or to a checking or savings account, you may need a signature guarantee. If you send the money to a checking or savings account, please see "Electronic Fund Transfers" under "Services to Help You Manage Your Account."


TO SELECT ONE OF THESE OPTIONS, PLEASE COMPLETE SECTIONS 6 AND 7 OF THE SHAREHOLDER APPLICATION INCLUDED WITH THIS PROSPECTUS OR TELL YOUR INVESTMENT REPRESENTATIVE WHICH OPTION YOU PREFER. IF YOU DO NOT SELECT AN OPTION, WE WILL AUTOMATICALLY REINVEST DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS IN COMMON SHARES OF THE FUND. You may change your distribution option at any time by notifying us by mail or phone. Please allow at least seven days before the reinvestment date for us to process the new option. For Trust Company retirement plans, special forms are required to receive distributions in cash.



HOW TAXATION AFFECTS THE FUND AND ITS SHAREHOLDERS

                                            -------------------------------------------
TAXATION OF THE FUND'S INVESTMENTS. The     HOW DOES THE FUND EARN INCOME AND GAINS?
fund invests your money primarily in
loans, bonds and other securities that are  The fund earns interest (the fund's
described in the section "What Kinds of     "income") on its investments. When the
Securities Does the Fund Purchase?"         fund sells a security for a price that is
Special tax rules may apply in determining  higher than it paid, it has a gain. When
the income and gains that the fund earns    the fund sells a security for a price
on its investments. These rules may, in     that is lower than it paid, it has a
turn, affect the amount of distributions    loss. If the fund has held the security
that the fund pays to you. These special    for more than one year, the gain or loss
tax rules are discussed in the SAI.         will be a long-term capital gain or loss.
                                            If the fund has held the security for one
TAXATION OF THE FUND. As a regulated        year or less, the gain or loss will be a
investment company, the fund generally      short-term capital gain or loss. The
pays no federal income tax on the income    fund's gains and losses are netted
and gains that it distributes to you.       together, and, if the fund has a net gain
                                            (the fund's "gains"), that gain will
                                            generally be distributed to you.
                                            -------------------------------------------

FOREIGN TAXES. Foreign governments may impose taxes on the income and gains from the fund's investments in foreign bonds. These taxes will reduce the amount of the fund's distributions to you.

TAXATION OF SHAREHOLDERS

                                            -------------------------------------------
DISTRIBUTIONS. Distributions from the       WHAT IS A DISTRIBUTION?
fund, whether you receive them in cash or
in additional Common Shares of the fund,    As a shareholder, you will receive your
are generally subject to income tax. The    share of the fund's income and gains on
fund will send you a statement in January   its investments in loans, bonds and other
of the current year that reflects the       securities. The fund's income and short
amount of ordinary dividends, capital gain  term capital gains are paid to you as
distributions and non-taxable               ordinary dividends. The fund's long-term
distributions you received from the fund    capital gains are paid to you as capital
in the prior year. This statement will      gain distributions. If the fund pays you
include distributions declared in December  an amount in excess of its income and
and paid to you in January of the current   gains, this excess will generally be
year, but which are taxable as if paid on   treated as a non-taxable distribution.
December 31 of the prior year. The IRS      These amounts, taken together, are what
requires you to report these amounts on     we call the fund's distributions to you.
your income tax return for the prior year.
                                            -------------------------------------------

DISTRIBUTIONS TO RETIREMENT PLANS. Fund distributions received by your qualified retirement plan, such as a section 401(k) plan or IRA, are generally tax-deferred;
this means that you are not required to report fund distributions on your income tax return when paid to your plan, but, rather, when your plan makes payments to you.
Special rules apply to payouts from Roth and Education IRAs.

DIVIDENDS-RECEIVED DEDUCTION. It is anticipated that no portion of the fund's distributions will qualify for the corporate dividends-received deduction.

                                            -------------------------------------------
TENDER OFFERS AND EXCHANGES. A tender of    WHAT IS A TENDER OFFER?
your Common Shares for repurchase or
exchange will be a taxable transaction for  A tender of Common Shares for repurchase
federal income tax purposes. In general,    is generally considered a sale by you to
the transaction will be treated as a sale   the fund of some or all of your Common
or exchange of your Common Shares, if the   Shares in the fund. The price per share
repurchase or exchange (a) completely       you receive when you tender your Common
terminates your interest in the fund, (b)   Shares for repurchase may be more or less
is a distribution that is "substantially    than the price at which you purchased
disproportionate," or (c) is treated as a   those Common Shares. An exchange of
distribution that is "not essentially       Common Shares in the fund for shares of
equivalent to a dividend." A complete       another Franklin Templeton Fund is
termination of a shareholder's interest     generally treated as a sale by you to the
generally requires that the shareholder     fund of your Common Shares and then a
dispose of all Common Shares directly       purchase of shares of the other fund.
owned or attributed to him or her. A        When you tender your Common Shares for
"substantially disproportionate"            repurchase or exchange, you will
distribution generally requires a           generally have a gain or loss, depending
reduction of more than 20% in the           upon whether the repurchase proceeds are
shareholder's proportionate interest in     more or less than your cost or other
the fund after all Common Shares are        basis in the Common Shares. If, however,
tendered. A distribution "not essentially   a tender of less than all of your Common
equivalent to a dividend" requires that     Shares does not qualify for sale or
there be a "meaningful reduction" in the    exchange treatment, the purchase proceeds
shareholder's interest, which should be     may be treated as a deemed dividend
the case if the shareholder has a minimal   distribution.
interest in the fund, exercises no control
over fund affairs, and suffers a reduction
in his or her proportionate interest.
                                            -------------------------------------------

The fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders that hold their Common Shares as a capital asset. The capital gain or loss will be long-term if the Common Shares were held more than one year.

If you hold your Common Shares for six months or less, any loss you have will be treated as a long-term capital loss to the extent of any capital gain distributions received by you from the fund. All or a portion of any loss on the repurchase or exchange of your Common Shares will be disallowed by the IRS if you purchase other
Common Shares in the fund within 30 days before or after your tender of Common Shares for repurchase or exchange.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Common Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the fund's earnings and profits for its taxable year and the shareholder's tax basis in the Common Shares. There is also a risk that nontendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

NON-U.S. INVESTORS. Ordinary dividends generally will be subject to U.S. income tax withholding. Your home country may also tax ordinary dividends, capital gain distributions and gains arising from tender of your Common Shares for repurchase or exchange. Common Shares of the fund held by the estate of a non-U.S. investor may be subject to U.S. estate tax. You may wish to contact your tax advisor to determine the
U.S. and non-U.S. tax consequences of your investment in the fund.

STATE TAXES. Ordinary dividends and capital gain distributions that you receive from the fund, and gains arising from tender of your Common Shares of the fund for repurchase or exchange will generally be subject to state and local income tax. The holding of Common Shares of the fund may also be subject to state and local intangibles taxes. You may wish to contact your tax advisor to determine the state and local tax consequences of your investment in the fund.

                                            -------------------------------------------
BACKUP WITHHOLDING. When you open an        WHAT IS A BACKUP WITHHOLDING?
account, IRS regulations require that you
provide your taxpayer identification        Backup withholding occurs when the fund
number ("TIN"), certify that it is          is required to withhold and pay over to
correct, and certify that you are not       the IRS 31% of your distributions and
subject to backup withholding under IRS     repurchase proceeds. You can avoid backup
rules. If you fail to provide a correct     withholding by providing the fund with
TIN or the proper tax certifications, the   your TIN, and by completing the tax
fund is required to withhold 31% of all     certifications on your shareholder
taxable distributions (including ordinary   application that you were asked to sign
dividends and capital gain distributions),  when you opened your account. However, if
and repurchase proceeds paid to you. The    the IRS instructs the fund to begin
fund is also required to begin backup       backup withholding, it is required to do
withholding on your account if the IRS      so even if you provided the fund with
instructs the fund to do so. The fund       your TIN and these tax certifications,
reserves the right not to open your         and backup withholding will remain in
account, or, alternatively, to close your   place until the fund is instructed by the
account if you fail to provide a correct    IRS that it is no longer required.
TIN, fail to provide the proper tax
certifications, or the IRS instructs the
fund to begin backup withholding on your
account.
                                            -------------------------------------------

THIS TAX DISCUSSION IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS
SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL OR
FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. A MORE COMPLETE
DISCUSSION OF THESE RULES AND RELATED MATTERS IS CONTAINED IN THE SECTION
ENTITLED "ADDITIONAL INFORMATION ON DISTRIBUTIONS AND TAXES" IN THE SAI.


DESCRIPTION OF COMMON SHARES

The fund is authorized to issue an unlimited number of its shares of beneficial interest, the Common Shares. The fund's Common Shares may be offered in multiple classes. Although the Board does not presently intend to do so, it may classify and reclassify any unissued Common Shares at any time. For example, the Board is permitted to set or change the preferences, conversion or other rights, voting powers, restrictions, dividend limitations or terms and conditions of repurchase of the fund's Common Shares. The description of Common Shares and the discussion under "Certain Anti-Takeover Provisions of the Declaration of Trust" below are subject to the terms of the Trust's Declaration of Trust and Bylaws.

COMMON SHARES

Common Shares do not have preemptive, conversion, exchange or redemption rights. Each Common Share has equal voting, dividend, distribution and liquidation rights. Both the outstanding Common Shares (i.e., the Common Shares issued prior to the date of this prospectus) and the Common Shares offered by this prospectus (once they are issued) are fully paid and nonassessable. Shareholders are entitled to one vote per share.

The fund has noncumulative voting rights. This gives holders of more than 50% of the Common Shares voting the ability to elect all of the members of the Board. If this happens, holders of the remaining Common Shares voting will not be able to elect anyone to the Board.



The Board has approved the offering of Common Shares that are being offered by this prospectus. The 1940 Act requires that Common Shares be sold at a price equal to the then-current Net Asset Value (not including underwriting discounts and commissions, which do not apply to the Common Shares). There are exceptions to this requirement, such as an offering to existing shareholders or if a majority of the holders of the fund's outstanding securities approve it. Common Shares will usually be held in book-entry form. However, a shareholder may request physical share certificates by writing to the fund. See "Transaction Procedures and Special Requirements - Share Certificates" below.

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that limit (i) the ability of other entities or persons to acquire control of the fund and (ii) the fund's freedom to engage in certain transactions. These terms may be regarded as "anti-takeover" provisions. Under Delaware law and the Declaration of Trust, the affirmative vote of the holders of at least a majority of the Common Shares entitled to be cast is required to approve the fund's consolidation with another business entity, a merger of the fund with or into another business trust, a statutory share exchange and the dissolution of the fund. In addition, the affirmative vote of the holders of at least 662/3% (which is higher than the vote required under Delaware law or the 1940 Act) of the fund's outstanding Common Shares is required generally to authorize any of the following transactions:

o merger, consolidation or statutory share exchange of the fund with or into any other business trust;

o    issuance of any securities of the fund to any person or entity for cash;

o sale, lease or exchange of all or any substantial part of the fund's assets to any entity or person (except assets having an aggregate market value of less than $1,000,000); or

o sale, lease or exchange to the fund, in exchange for fund securities, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000).

However, this type of vote is not required when, under certain conditions, the Board approves the transaction. Although in certain cases involving merger, consolidation or statutory share exchange, the affirmative vote of the holders of a majority of the fund's outstanding Common Shares would nevertheless be required. The Declaration of Trust is on file with the SEC and you may request a copy from the SEC for a more detailed explanation of these terms.

The provisions of the Declaration of Trust described above and the fund's right to make a Tender Offer for its Common Shares may deprive shareholders of opportunities to sell their Common Shares at a premium over Net Asset Value. This is because a third party will be discouraged from attempting to obtain control of the fund by making a tender offer for shares of the Trust or similar transaction. The overall impact of these provisions is to reduce the possibility of a merger or of a shareholder that is the beneficial owner of more than 5% of the outstanding shares of the fund assuming control of the fund either directly or indirectly through affiliates. These terms, at the same time, present advantages. The provisions likely will require persons seeking control of the fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the fund's management, investment goal and policies. The Board has considered these anti-takeover provisions and concluded that they are in the best interest of the fund and its shareholders.

NET ASSET VALUE AND SHARES OUTSTANDING

The following table sets forth, since the commencement of the fund's investment operations, for the quarterly periods ending on the dates set forth below, the high and low Net Asset Value per share for Common Shares during the periods:


QUARTERLY PERIOD ENDING                    HIGH              LOW
------------------------------------------------------------------
October 31, 1997                          $10.02           $10.00

January 31, 1998                          $10.03           $10.01

April 30, 1998                            $10.05           $10.03

July 31, 1998                             $10.06           $10.04

October 31, 1998                          $10.04           $ 9.92

As of  November  6, 1998,  the Net Asset  Value per share for Common  Shares was
$9.91.

The following table sets forth certain information with respect to Common Shares as of November 6, 1998:

                                                                            (4) AMOUNT OUTSTANDING
                                                    (3) AMOUNT HELD BY         EXCLUSIVE OF AMOUNT
(1) TITLE OF CLASS      (2) AMOUNT AUTHORIZED     FUND FOR OWN ACCOUNT             SHOWN UNDER (3)
--------------------------------------------------------------------------------------------------
Common Shares of
beneficial interest                 Unlimited                      N/A              28,867,156.358


TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS

SHARE PRICE

You buy Common Shares at the Net Asset Value per share. The Net Asset Value we use when you buy Common Shares is the one next calculated after we receive your purchase request in proper form. If you buy Common Shares through your Securities Dealer, however, we will use the Net Asset Value next calculated after your Securities Dealer receives your request, which is promptly transmitted to the fund. The Net Asset Value we use when you tender Common Shares for repurchase by the fund is the Net Asset Value per share determined as of the close of the NYSE on the Repurchase Pricing Date.

Neither Distributors nor Securities Dealers are permitted to withhold placing orders to benefit themselves by a price change. Distributors is required to advise the fund promptly of all purchase orders and cause payments for Common Shares to be delivered promptly to the fund.


HOW AND WHEN SHARES ARE PRICED


The fund is open for business each day the NYSE is open. We determine the Net Asset Value per share as of the close of the NYSE, normally 1:00 p.m. Pacific time.

To calculate Net Asset Value per share, the fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of Common Shares outstanding. The fund's assets are valued as described under "How Are Fund Shares Valued?" in the SAI.

WRITTEN INSTRUCTIONS

Written instructions must be signed by all registered owners. To avoid any delay in processing your transaction, they should include:

o    Your name,

o    The fund's name,

o    A description of the request,

o    For exchanges, the name of the fund you are exchanging into,

o    Your account number,

o    The dollar amount or number of Common Shares, and

o A telephone number where we may reach you during the day, or in the evening if preferred.

Written instructions with respect to your tender of Common Shares in a Tender Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Tender Offer.

SIGNATURE GUARANTEES

For our mutual protection, we require a signature guarantee in the following situations:

1)  You wish to sell over $50,000 worth of Common Shares,

2) You want the proceeds to be paid to someone other than the registered owners,

3) The proceeds are not being sent to the address of record, preauthorized bank account, or preauthorized brokerage firm account,

4)  We receive instructions from an agent, not the registered owners,

5) We believe a signature guarantee would protect us against potential claims based on the instructions received.

A signature guarantee verifies the authenticity of your signature. You should be able to obtain a signature guarantee from a bank, broker, credit union, savings association, clearing agency, or securities exchange or association. A NOTARIZED SIGNATURE IS NOT SUFFICIENT.

SHARE CERTIFICATES

We will credit your Common Shares to your fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the fund if you want to sell or exchange the Common Shares. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

ACCOUNT REGISTRATIONS AND REQUIRED DOCUMENTS

When you open an account, we need you to tell us how you want your Common Shares registered. How you register your account will affect your ownership rights and ability to make certain transactions. If you have questions about how to register your account, you should consult your investment representative or legal advisor. Please keep the following information in mind when registering your account.

JOINT OWNERSHIP. If you open an account with two or more owners, we register the account as "joint tenants with rights of survivorship" unless you tell us otherwise. An account registered as "joint tenants with rights of survivorship" is shown as "Jt Ten" on your account statement. For any account with two or more owners, we cannot accept instructions to change owners on the account unless ALL owners agree in writing, even if the law in your state says otherwise. If you would like another person or owner to sign for you, please send us a current power of attorney.

GIFTS AND TRANSFERS TO MINORS. You may set up a custodial account for a minor under your state's Uniform Gifts/Transfers to Minors Act. Other than this form of registration, a minor may not be named as an account owner.

TRUSTS. You should register your account as a trust only if you have a valid written trust document. This avoids future disputes or possible court action over who owns the account.

REQUIRED DOCUMENTS. For corporate, partnership and trust accounts, please send us the following documents when you open your account. This will help avoid delays in processing your transactions while we verify who may sign on the account.


TYPE OF ACCOUNT          DOCUMENTS REQUIRED
--------------------------------------------------------------------------------
CORPORATION              Corporate Resolution
--------------------------------------------------------------------------------
PARTNERSHIP              1.   The pages from the partnership agreement that
                              identify the general partners, or

                         2.   A certification for a partnership agreement
--------------------------------------------------------------------------------
TRUST                    1.   The pages from the trust document that identify
                              the trustees, or

                         2.   A certification for trust
--------------------------------------------------------------------------------


STREET OR NOMINEE ACCOUNTS. If you have Common Shares held in a "street" or "nominee" name account with your Securities Dealer, you may transfer the Common Shares to the street or nominee name account of another Securities Dealer. Both dealers must have an agreement with Distributors or we cannot process the transfer. Contact your Securities Dealer to initiate the transfer. We will process the transfer after we receive authorization in proper form from your delivering Securities Dealer. Accounts may be transferred electronically through the NSCC. For accounts registered in street or nominee name, we may take instructions directly from the Securities Dealer or your nominee.

IMPORTANT INFORMATION IF YOU HAVE AN INVESTMENT REPRESENTATIVE

If there is a Securities Dealer or other representative of record on your account, we are authorized: (1) to provide confirmations, account statements and other information about your account directly to your dealer and/or representative; and (2) to accept electronic instructions directly from your dealer or representative, including instructions to exchange or redeem your shares. Electronic instructions may be processed through established electronic trading systems and programs used by the fund.

SERVICES TO HELP YOU MANAGE YOUR ACCOUNT

AUTOMATIC INVESTMENT PLAN


Our automatic investment plan offers a convenient way to invest in the fund. Under the plan, you can have money transferred automatically from your checking or savings account to the fund each month to buy additional Common Shares. If you are interested in this program, please refer to the automatic investment plan application included with this prospectus or contact your investment representative. The Net Asset Value of the fund's Common Shares may fluctuate and a systematic investment plan such as this will not assure a profit or protect against a loss. You may discontinue the program at any time by calling the Floating Rate Team.


CUMULATIVE QUANTITY DISCOUNTS

You may include the cost or current value (whichever is higher) of your Common Shares when determining if you may buy Class I shares of another Franklin Templeton Fund at a discount. You may also include the cost or current value (whichever is higher) of your Common Shares towards the completion of a Letter of Intent established in connection with the purchase of Class I shares of another Franklin Templeton Fund at a discount.

ELECTRONIC FUND TRANSFERS


You may choose to have dividend and capital gain distributions from the fund sent directly to a checking or savings account. If the account is with a bank that is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If you choose this option, please allow at least fifteen days for initial processing. We will send any payments made during that time to the address of record on your account.


TELEFACTS(R)

From a touch-tone phone, you may call our TeleFACTS(R) system (day or night) at 1-800/247-1753 to:

o    obtain information about your account;

o    obtain price and performance information about any Franklin Templeton Fund;
     and

o request duplicate statements and deposit slips for Franklin Templeton accounts.

You will need the fund's code number to use TeleFACTS(R). The fund's code number is 020.

STATEMENTS AND REPORTS TO SHAREHOLDERS

We will send you the following statements and reports on a regular basis:

o    Confirmation  and  account  statements  reflecting   transactions  in  your
     account, including additional purchases and dividend reinvestments. PLEASE VERIFY THE ACCURACY OF YOUR STATEMENTS WHEN YOU RECEIVE THEM.

o Financial reports of the fund will be sent every six months. To reduce fund expenses, we attempt to identify related shareholders within a household and send only one copy of a report. Call Fund Information if you would like an additional free copy of the fund's financial reports.

INSTITUTIONAL ACCOUNTS


Additional methods of buying Common Shares of the fund may be available to institutional accounts. Institutional investors may also be required to complete an institutional account application. For more information, call Institutional Services.


AVAILABILITY OF THESE SERVICES

The services above are available to most shareholders. If, however, your Common Shares are held by a financial institution, in a street name account, or networked through the NSCC, the fund may not be able to offer these services directly to you. Please contact your investment representative.

WHAT IF I HAVE QUESTIONS ABOUT MY ACCOUNT?


If you have any questions about your account, you may write to Investor Services at 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, California 94403-7777. The fund, Distributors and the manager are also located at this address. You may also contact us by phone at one of the numbers listed below.

                                               HOURS OF OPERATION (PACIFIC TIME)
DEPARTMENT NAME           TELEPHONE NO.        (MONDAY THROUGH FRIDAY)
--------------------------------------------------------------------------------
Floating Rate Team        1-800/632-2350       6:00 a.m. to 5:00 p.m.
                          ext. 52320

Fund Information          1-800/DIAL BEN       5:30 a.m. to 8:00 p.m.
                          (1-800/342-5236)     6:30 a.m. to 2:30 p.m. (Saturday)

Retirement Plan Services  1-800/527-2020       5:30 a.m. to 5:00 p.m.

Institutional Services    1-800/321-8563       6:00 a.m. to 5:00 p.m.

TDD (hearing impaired)    1-800/851-0637       5:30 a.m. to 5:00 p.m.


Your phone call may be monitored or recorded to ensure we provide you with high quality service. You will hear a regular beeping tone if your call is being recorded.

ADDITIONAL GENERAL INFORMATION

LEGAL MATTERS. Certain legal matters in connection with the Common Shares offered by this prospectus will be passed on for the fund by Stradley, Ronon, Stevens & Young, LLP.

FURTHER INFORMATION. Further information concerning Common Shares and the fund may be found in the fund's Registration Statement, filed electronically with the SEC.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

How Does the Fund Invest Its Assets?...................................     2

What Are the Risks of Investing in the Fund?...........................     5

Investment Restrictions................................................     5

Officers and Trustees..................................................     6

Investment Management and Other Services...............................    10

How Does the Fund Buy Securities for Its Portfolio?....................    11

How Do I Buy and Exchange Common Shares?...............................    12


How Are Common Shares Valued?..........................................    13

Additional Information on Distributions and Taxes......................    14


The Fund's Underwriter.................................................    17


How Does the Fund Measure Performance?.................................    18


Miscellaneous Information..............................................    20


Financial Statements...................................................    21

Useful Terms and Definitions...........................................    21


USEFUL TERMS AND DEFINITIONS

1940 ACT - The Investment Company Act of 1940, as amended. The 1940 Act governs the operations of the fund.



AGENT BANK - A Lender that administers a Corporate Loan on behalf of all Lenders on a Corporate Loan. The Agent Bank typically is responsible for the collection of principal and interest and fee payments from the Borrower, and distributes these payments to the other Lenders. The Agent Bank is usually responsible for enforcing the terms of the Corporate Loan. The Agent Bank is compensated for these services.

ASSIGNMENT - An interest in a portion of a Corporate Loan. The purchaser of an Assignment steps into the shoes of the original Lender. An Assignment from a Lender gives the fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.

BOARD - The Board of Trustees of the Trust

BORROWER - A corporation that borrows money under a Corporate Loan or issues Corporate Debt Securities. The Borrower is obligated to make interest and principal payments to the Lender of a Corporate Loan or to the holder of a Corporate Debt Security.

CD - Certificate of deposit

CD RATE - The interest rate currently available on certificates of deposit

CLASS I, CLASS II, ADVISOR CLASS AND CLASS Z - Certain funds in the Franklin Templeton Funds offer multiple classes of shares. The different classes have proportionate interests in the same portfolio of investment securities. They differ, however, primarily in their sales charge structures and Rule 12b-1 plans.

CODE - Internal Revenue Code of 1986, as amended

COMMON SHARES - Shares of beneficial interest in the fund

CONTINGENT DEFERRED SALES CHARGE - A sales charge of 1% that may apply if you sell Class I shares of a Franklin Templeton Fund within twelve months.

CORPORATE DEBT SECURITIES - Obligations issued by corporations in return for investments by securityholders. In exchange for their investment in the corporation, securityholders receive income from the corporation and the return of their investments. The corporation typically pledges to the securityholders collateral which will become the property of the securityholders in case the corporation Defaults in paying interest or in repaying the amount of the investments to securityholders.

CORPORATE LOAN - A loan made to a corporation. In return, the corporation makes payments of interest and principal to the Lenders. The corporation typically pledges collateral which becomes the property of the Lenders, in case the corporation Defaults in paying interest or principal on the loan. Corporate Loans include Participation Interests in Corporate Loans and Assignments of Corporate Loans.

DECLARATION OF TRUST - The Agreement and Declaration of Trust of the Trust, which is the basic charter document of the fund.

DEFAULT - Failure to pay an obligation that is owed. For example, a Borrower that has Defaulted on a Corporate Loan has failed to make interest or principal payments that were due to the Lender.

DISTRIBUTORS - Franklin/Templeton Distributors, Inc., the fund's principal underwriter. The SAI lists the officers and Board members who are affiliated with Distributors. See "Officers and Trustees."

EARLY WITHDRAWAL CHARGE - A charge of 1% that may apply to Common Shares purchased after March 31, 1998, and that are repurchased by the fund in a Tender Offer within twelve months of the purchase of the Common Shares. Certain waivers of this charge may apply.

ELIGIBLE GOVERNMENTAL AUTHORITY - Any state or local government or any instrumentality, department, authority or agency thereof that has determined the fund is a legally permissible investment.

EQUITY SECURITIES - Securities which entitle the holder to participate in a company's general operating success or failure. Public trading for Equity Securities is typically a stock exchange but trading can also take place between broker-dealers. Equity Securities generally take the form of common stock or preferred stock.

FLOATING INTEREST RATE(S) - One of the following: (i) a variable interest rate which adjusts to a base interest rate, such as LIBOR or the CD Rate on set dates; or (ii) an interest rate that floats at a margin above a generally recognized base lending interest rate such as the Prime Rate of a designated U.S. bank.

FRANKLIN TEMPLETON FUNDS - The U.S. registered mutual funds in the Franklin Group of Funds(R) and the Templeton Group of Funds except Franklin Valuemark Funds, Templeton Capital Accumulator Fund, Inc., and Templeton Variable Products Series Fund

FRANKLIN TEMPLETON GROUP - Franklin Resources, Inc., a publicly owned holding company, and its various subsidiaries

FRANKLIN TEMPLETON GROUP OF FUNDS - All U.S. registered investment companies in the Franklin Group of Funds(R) and the Templeton Group of Funds

FT SERVICES - Franklin Templeton Services, Inc., the fund's administrator

ILLIQUID - Illiquid property or securities cannot be sold within seven days, in the ordinary course of business, at approximately the valued price.

INTEREST COVERAGE RATIO - A ratio which is used to show how many times interest has been earned. This is of use particularly to long-term lenders. It is the sum of the pre-tax net income and interest expense, divided by the interest expense.

INTERMEDIATE PARTICIPANT - A Lender, Participant or Agent Bank interposed between the fund and a Borrower, when the fund invests in a Corporate Loan through a Participation Interest or an Assignment.

INVESTOR SERVICES - Franklin/Templeton Investor Services, Inc., the fund's shareholder servicing and transfer agent

IRS - Internal Revenue Service

LENDER - The party that loans money to a corporation under a Corporate Loan. A Corporate Loan in which the fund may invest is often negotiated and structured by a group of Lenders. The Lenders typically consist of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The fund acts as a Lender when it directly invests in a Corporate Loan or when it purchases an Assignment.

LEVERAGE RATIO - A ratio of a company's debt to equity. This ratio is commonly used by lenders to determine the amounts they are willing to lend to a borrower.

LIBOR - The London InterBank Offered Rate, the interest rate that the most creditworthy international banks charge each other for large loans.

MARKET TIMERS - Market Timers generally include market timing or asset allocation services, accounts administered so as to buy, sell or exchange shares based on predetermined market indicators, or any person or group whose transactions seem to follow a timing pattern or whose transactions include frequent or large exchanges.

MOODY'S - Moody's Investors Service, Inc.


NET ASSET VALUE (NAV) - The net asset value of an investment company is determined by deducting the company's liabilities from the total assets of the company. The net asset value per share is determined by dividing the net asset value of the company by the number of shares outstanding.


NRSRO - a nationally recognized statistical rating organization, such as S&P or Moody's

NSCC - National Securities Clearing Corporation

NYSE - New York Stock Exchange

PARTICIPANT - A holder of a Participation Interest in a Corporate Loan

PARTICIPATION INTEREST - An interest which represents a fractional interest in a Corporate Loan. The fund may acquire Participation Interests from a Lender or other holders of Participation Interests.

PRIME RATE - The interest rate charged by leading U.S. banks on loans to their most creditworthy customers

REPURCHASE PAYMENT DEADLINE - The date by which the fund must pay shareholders for Common Shares repurchased in a Tender Offer, as stated in the shareholder notification. The Repurchase Payment Deadline may be no later than seven days after the Repurchase Pricing Date.

REPURCHASE PRICING DATE - The date on or after the Repurchase Request Deadline on which the fund determines the Net Asset Value applicable to the repurchase of Common Shares in a Tender Offer, as scheduled in the shareholder notification or, under certain circumstances, an earlier date than the scheduled date, but not earlier than the Repurchase Request Deadline. As set by fundamental policy of the fund, the Repurchase Pricing Date must occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day, if the fourteenth day is not a business day.

REPURCHASE REQUEST DEADLINE - The date by which Investor Services, on behalf of the fund, must receive the shareholders' requests for repurchase of their Common Shares in conjunction with a Tender Offer, as stated in the shareholder notification.

RESOURCES - Franklin Resources, Inc.



S&P - Standard & Poor's Corporation

SEC - U.S. Securities and Exchange Commission

SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

TELEFACTS(R) - Franklin Templeton's automated customer servicing system

TENDER OFFERS - The quarterly offers by the fund to repurchase a designated percentage of the outstanding Common Shares owned by the fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Tender Offer in addition to the regular quarterly Tender Offers.

TRUST - the Franklin Floating Rate Trust

TRUST COMPANY - Franklin Templeton Trust Company. Trust Company is an affiliate of Distributors and both are wholly owned subsidiaries of Resources.

UNSECURED CORPORATE LOANS AND UNSECURED CORPORATE DEBT SECURITIES - Corporate Loans and Corporate Debt Securities that are not backed by collateral. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the fund would be able to recover the full amount of the principal and interest due.

WARRANT - A security that gives the holder the right, but not the obligation, to subscribe for newly created securities of the issuer or a related company at a fixed price either at a certain date or during a set period.

WE/OUR/US - Unless the context indicates a different meaning, these terms refer to the fund and/or Investor Services, Distributors, or other wholly owned subsidiaries of Resources.

APPENDIX

DESCRIPTION OF RATINGS

CORPORATE BOND RATINGS

MOODY'S

Aaa - Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A - Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa - Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

Ba - Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa - Bonds rated Caa are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca - Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in default or have other marked shortcomings.

C - Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

AAA - This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA - Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A - Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BB, B, CCC, CC - Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C - Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating may also reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D - Debt rated D is in default and payment of interest and/or repayment of principal is in arrears.

PLUS (+) OR MINUS (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

COMMERCIAL PAPER RATINGS

MOODY'S

Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (PRIME-1): Superior capacity for repayment.

P-2 (PRIME-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.







FRANKLIN
FLOATING RATE
TRUST
STATEMENT OF
ADDITIONAL INFORMATION

DECEMBER 1, 1998

777 MARINERS ISLAND BLVD., P.O. BOX 7777
SAN MATEO, CA 94403-7777  1-800/DIAL BEN
--------------------------------------------------------------------------------


TABLE OF CONTENTS

How Does the Fund Invest Its Assets? ..................................     2

What Are the Risks
 of Investing in the Fund? ............................................     5

Investment Restrictions ...............................................     5

Officers and Trustees .................................................     6

Investment Management
 and Other Services ...................................................    10

How Does the Fund Buy
 Securities for Its Portfolio? ........................................    11

How Do I Buy
 and Exchange Common Shares? ..........................................    12

How Are Common Shares Valued? .........................................    13

Additional Information
 on Distributions and Taxes ...........................................    14

The Fund's Underwriter ................................................    17

How Does the Fund
 Measure Performance? .................................................    18

Miscellaneous Information .............................................    20

Financial Statements ..................................................    21

Useful Terms and Definitions ..........................................    21


------------------------------------------------------------------------------
When reading this SAI, you will see certain terms beginning with capital letters. This means the term is explained under "Useful Terms and Definitions."
------------------------------------------------------------------------------


Franklin Floating Rate Trust is a non-diversified closed-end investment company. Its goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates. Franklin Advisers, Inc., the fund's investment manager, uses its credit analysis to select suitable investments for the fund. The fund seeks to achieve its goal by investing at least 65% of its total assets in such loans, interests, assignments or debt securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager.

The Prospectus, dated December 1, 1998, which we may amend from time to time, contains the basic information you should know before investing in the fund. For a free copy, call 1-800/DIAL BEN.

THIS SAI IS NOT A PROSPECTUS. IT CONTAINS INFORMATION IN ADDITION TO AND IN MORE DETAIL THAN SET FORTH IN THE PROSPECTUS. THIS SAI IS INTENDED TO PROVIDE YOU WITH ADDITIONAL INFORMATION REGARDING THE ACTIVITIES AND OPERATIONS OF THE FUND, AND SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS.

--------------------------------------------------------------------------------
INVESTMENT COMPANY SHARES, ANNUITIES, AND OTHER INVESTMENT PRODUCTS:

O ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT;

O    ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK;

O    ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
--------------------------------------------------------------------------------

HOW DOES THE FUND INVEST ITS ASSETS?
--------------------------------------------------------------------------------

The following gives more detailed information about the fund's investment policies and the types of securities that it may buy. Please read this information together with the section "What Kinds of Securities Does the Fund Purchase?" in the Prospectus.

INVESTMENT GOAL AND POLICIES The fund's investment goal is described in the Prospectus in the section entitled "What Kinds of Securities Does The Fund Purchase?"


RESTRICTIVE COVENANTS The Borrower under a Corporate Loan and the issuer of a Corporate Debt Security must comply with various restrictive covenants contained in any Corporate Loan agreement between the Borrower and the lending syndicate or in any trust indenture or comparable document in connection with a Corporate Debt Security. A restrictive covenant is a promise by the Borrower to not take certain actions which may impair the rights of Lenders. These covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to shareholders, provisions requiring the Borrower to maintain specific financial ratios or relationships and limits on total debt. In addition, a covenant may require the Borrower to prepay the Corporate Loan or Corporate Debt Security with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) in a Corporate Loan agreement which is not waived by the Agent Bank and the lending syndicate normally is an event of acceleration. This means that the Agent Bank has the right to demand immediate repayment in full of the outstanding Corporate Loan. Acceleration may also occur in the case of the breach of a covenant in a Corporate Debt Security document.

DESCRIPTION OF FLOATING OR VARIABLE INTEREST RATES The rate of interest payable on floating or variable rate Corporate Loans or Corporate Debt Securities is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, the CD Rate, or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Corporate Loans and Corporate Debt Securities is reset periodically, typically between 30 days and one year.


Certain of the floating or variable rate Corporate Loans and Corporate Debt Securities in which the fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the fund's Net Asset Value as a result of changes in interest rates. However the fund may attempt to hedge all of its fixed rate Corporate Loans and Corporate Debt Securities against interest rate fluctuations by entering into interest rate swap transactions. The fund also will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 90 days.

Corporate Loans and Corporate Debt Securities traditionally have been structured so that Borrowers pay higher margins when they elect LIBOR and CD-based borrower options, in order to permit Lenders to obtain generally consistent yields on Corporate Loans and Corporate Debt Securities, regardless of whether Borrowers select the LIBOR or CD-based options, or the Prime-based option. In recent years, however, the differential between the lower LIBOR and CD base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR and CD-based pricing options do not currently compensate for the differential between the Prime Rate and the LIBOR and CD base rates. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks. Because changes to this trend are inherently unpredictable, the manager cannot predict whether or not the trend will continue.

FOREIGN CURRENCY SWAPS Foreign currency swaps involve the exchange by the fund with another party of the right to receive the foreign currency (paid under a Corporate Loan or Corporate Debt Security) for the right to receive U.S. dollars. The fund will enter into a foreign currency swap only if, at the time of entering into the transaction, the outstanding debt obligations of the counterparty are investment grade. This means they are rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's, or determined by the manager to be of comparable quality. The amounts of U.S. dollar payments to be received by the fund and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. This locks in the fund's right to receive payments under the loan in a predetermined amount of U.S. dollars. In this way, the swap protects the fund from fluctuations in exchange rates.

If there is a counterparty default, the fund will have contractual remedies pursuant to the swap arrangements. However, if a replacement swap arrangement is unavailable or if the fund is unable to recover damages from the defaulting counterparty, the fund's right to foreign currency payments under the loan will be subject to fluctuations based upon changes in the applicable exchange rate. If the Borrower defaults on or prepays the underlying Corporate Loan or Corporate Debt Security, the fund may be required pursuant to the swap arrangements to compensate the counterparty for fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, the fund will set aside in a segregated account an amount of cash or high-grade liquid debt securities at least equal to the amount of compensation that must be paid to the counterparty.

REPURCHASE AGREEMENTS The fund may enter into repurchase agreements with respect to its permitted investments. The fund currently intends to do so only with financial institutions such as broker-dealers and banks that are deemed creditworthy by the manager. In a repurchase agreement transaction, the fund purchases a U.S. government security from a bank or broker-dealer. The agreement provides that the security must be sold back to the bank or broker-dealer at an agreed-upon price and date. The repurchase date usually is within seven days of the original purchase date. The bank or broker-dealer must transfer to the fund's account collateral consisting of securities with an initial value, including any earned but unpaid interest, equal to at least 102% of the dollar amount invested by the fund in each repurchase agreement. The value of the underlying U.S. government security is determined daily so that the fund has collateral of at least 100% of the value of the repurchase agreement.

A repurchase agreement is considered to be a loan by the fund under the 1940 Act. A default by the seller might cause the fund to experience a loss or delay in the liquidation of the collateral securing the repurchase agreement. The fund might also incur costs in liquidating the collateral. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the fund might experience delays in recovering its cash. Also, the fund could experience a loss to the extent that the value of these securities falls below the purchase price.

SECURITIES LENDING The fund may from time to time lend its portfolio securities to qualified securities dealers or other institutional investors. However, the fund will limit such loans to a value not exceeding 331/3% of its total assets. This limitation is a fundamental policy, which means it may not be changed without the approval of the holders of a majority of the fund's Common Shares. For each loan, the fund must receive in return collateral with an initial market value of at least 102% of the initial market value of the securities loaned, including any accrued interest. The value of the collateral and loaned securities is determined daily so that the fund has collateral coverage of at least 100%. The collateral shall consist of cash, securities issued by the U.S. government, its agencies or instrumentalities, or irrevocable letters of credit.

If cash collateral is received by the fund, it is invested in short-term money market securities, and the fund retains a portion of the yield paid on such investment. On the other hand, if securities are delivered to the fund as collateral, the fund and the borrower negotiate a premium to be paid to the fund for lending its portfolio securities. In either event, the total yield on the fund is increased by loans of its securities. While a security is on loan, the fund continues to receive all dividends or interest on the loaned security.
Also, the fund will have the right to regain record ownership of loaned securities to exercise beneficial rights, such as voting rights and subscription rights. Such loans may be terminated at any time. The fund may pay reasonable finder's, administrative and custodial fees in connection with such loans. In the event that the borrower defaults on its obligation to return borrowed securities, because of insolvency or otherwise, the fund could experience delays and costs in gaining access to the collateral. The fund also could suffer a loss to the extent that the value of the collateral falls below the market value of the borrowed securities.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS There is no limit on the amount of assets in which the fund may invest on a when-issued basis. For a general description of "when-issued" and "delayed delivery" transactions, see the Prospectus.

No income accrues to the fund prior to the date the fund actually takes delivery of the interests or securities. These interests and securities are subject to market fluctuation before delivery to the fund. The value of the interests or securities at delivery may be more or less than their purchase price. By the time delivery occurs, better yields may be generally available than the yields on the interests or securities obtained pursuant to such transactions.

In when-issued and delayed delivery transactions, the fund relies on the buyer or seller, as the case may be, to complete the transaction. Therefore, if the other party fails to complete the transaction the fund may miss an advantageous price or yield. When the fund is the buyer in such a transaction, it will maintain, in a separate account, an amount equal to the purchase price, until it makes payment. This amount will be in the form of cash or other liquid assets. The fund will generally make commitments to purchase such interests or securities on a when-issued basis with the intention of acquiring such interests or securities. The fund may, however, find it advisable to sell them before the settlement date. The fund will not engage in when-issued and delayed delivery transactions for the purpose of investment leverage.

INTEREST RATE SWAPS The fund may enter into interest rate swaps in order to limit the exposure of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates. Interest rate swaps involve the exchange by the fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. For example, if the fund holds a Corporate Loan or Corporate Debt Security with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed annual rate for the right to receive interest at a rate that is reset every week. Thus, if interest rates rise, the increased interest received by the fund would offset a decline in the value of the Corporate Loan or Corporate Debt Security. On the other hand, if interest rates fall, the fund's benefit from falling interest rates would be decreased.

To the extent that the fund enters into these transactions for hedging purposes, the manager believes that such obligations do not constitute senior securities under the 1940 Act. Accordingly, the fund will not include hedging transactions in its limitation on borrowing. The fund usually will enter into interest rate swaps on a net basis. This means that the fund will receive or pay, as the case may be, only the difference between the two payments. The net amount of the fund's obligations over its entitlements, if any, with respect to each interest rate swap will be accrued on a daily basis. The fund will then set aside in a segregated account an amount at least equal to the accrued net obligation. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the fund's obligations will be accrued on a daily basis, and the fund will segregate an amount equal to the fund's full obligations.

The fund will not enter into any interest rate hedging transaction unless the manager considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party to be investment grade. If there is a default by the counterparty to such a transaction, bankruptcy and insolvency laws could affect the fund's rights as a creditor. In recent years, the swap market has grown substantially and many portions of the swap market have become relatively liquid, in comparison with other similar instruments traded in the interbank market. However, there can be no assurance that the fund will be able to terminate an interest rate swap or be able to sell or offset interest rate caps or floors that it has purchased.

The use of interest rate hedges is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio transactions. If the manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the fund would diminish compared with what it would have been if these investment techniques were not used.

Except as noted above, there is no limit on the amount of interest rate hedging transactions into which the fund may enter. The risk of loss on interest rate hedges is limited to the net amount of interest payments that the fund is obligated to make. If the Corporate Loan underlying an interest rate swap is prepaid and the fund continues to be obligated to make payments to the swap counterparty, the fund would have to make such payments from another source. If the other party to an interest rate swap defaults, the fund's risk of loss consists of the net amount of interest payments that the fund is entitled to receive. Since interest rate transactions are individually negotiated, the manager expects to achieve an acceptable degree of correlation between the fund's rights to receive interest on Participation Interests and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

WHAT ARE THE RISKS OF INVESTING IN THE FUND?
--------------------------------------------------------------------------------

The following provides more detailed information about some of the fund's risks. You should read it together with the section in the Prospectus entitled "What Are the Risks of Investing in the Fund?"

COLLATERAL IMPAIRMENT Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the fund's security interest in the collateral is invalidated for any reason by a court or (ii) the collateral is fully released with the consent of the Agent Bank and Lenders or under the terms of a loan agreement as the creditworthiness of the Borrower improves.

There are risks which may cause the collateral to be insufficient in the event that a Borrower defaults on a loan. Although the terms of Corporate Loans and Corporate Debt Securities require that collateral be maintained at a value at least equal to 100% of the amount of such loan or debt security, the value of the collateral may decline subsequent to the fund's investment. To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the fund will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Corporate Loan or Corporate Debt Security to be under collateralized or unsecured. In most credit agreements, there is no formal requirement to pledge additional collateral.

There is also the risk that the collateral may be difficult to liquidate. In fact, a majority of the collateral may be Illiquid. Consequently, the fund might not receive payments to which it is entitled. This may result in a decline in the value of the investment and, in turn, a decline in the Net Asset Value of the fund's Common Shares.


There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. On occasions when the stock cannot be pledged, the Corporate Loan or Corporate Debt Security will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Corporate Loan or Corporate Debt Security. However, the Borrower's ability to dispose of such securities, other than in connection with a pledge or replacement, will be strictly limited for the protection of the holders of Corporate Loans.


If a Borrower becomes involved in bankruptcy proceedings, the fund's access to the collateral may be limited by bankruptcy and other laws. A court may find that the fund's interest in the collateral is invalid or it may find that other creditors of the Borrower should be paid before the fund. Such action by a court could be based on a number of legal theories. For example, faulty loan documentation or faulty official filings could lead to an invalidation by a court. Corporate Loans or Corporate Debt Securities made in connection with a highly leveraged transaction are at increased risk. In the event that a court reaches such a decision, it is unlikely that the fund would be able to recover the full amount of the principal and interest due on the Corporate Loan or Corporate Debt Security.

EURO RISK On January 1, 1999, the European Monetary Union (EMU) plans to introduce a new single currency, the euro, which will replace the national currency for participating member countries. The transition and the elimination of currency risk among EMU countries may change the economic environment and behavior of investors, particularly in European markets.

Resources  has  created an  interdepartmental  team to handle  all  euro-related changes to enable the Franklin Templeton Funds to process transactions accurately and completely with minimal disruption to business activities. While the implementation of the euro could have a negative effect on the fund, the fund's manager and its affiliated services providers are taking steps they believe are reasonably designed to address the euro issue.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

The fund has adopted the following restrictions as fundamental policies. Prior to issuance of any preferred stock, these restrictions may not be changed without the approval of a majority of the fund's outstanding Common Shares. Under the 1940 Act, this means the lesser of (i) 67% of the Common Shares represented at a meeting at which more than 50% of the outstanding Common Shares are represented or (ii) more than 50% of the outstanding Common Shares. Following the issuance of a class of preferred stock, the following investment restrictions may not be changed without the approval of a majority of the outstanding Common Shares and of the preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. None of the following restrictions shall be construed to prevent the fund from investing all of its assets in another management investment company with an investment goal, policies and restrictions that are substantially the same as the investment goal, policies and restrictions of the fund. The fund MAY NOT:

1. Borrow money or issue senior securities, except as permitted by Section 18 of the 1940 Act and except to the extent that the fund's investment in foreign currency swaps, when-issued and delayed delivery securities, interest rate hedging transactions and Corporate Loans in connection with revolving credit facilities may be deemed senior securities.

2. Underwrite securities of other issuers except insofar as the fund may be deemed an underwriter under the 1933 Act in selling portfolio securities.

3. Make loans to other persons, except that the fund may invest in loans (including Assignments and Participation Interests, and including secured or unsecured corporate loans), purchase debt securities, enter into repurchase agreements, and lend its portfolio securities.

4. Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term "issuer" includes the Borrower, the Agent Bank and any Intermediate Participant (as defined under "What Kinds of Securities Does the Fund Purchase? - Description of Participation Interests and Assignments" in the Prospectus).

5. Purchase any securities on margin, except that the fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities. The purchase of Corporate Loans, Corporate Debt Securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin.

6. Buy or sell real estate (other than (i) interests in real estate investment trusts, (ii) loans or securities that are secured, directly or indirectly, by real estate, or (iii) securities issued by companies that invest or deal in real estate), provided that the fund may hold for prompt sale and sell real estate or interests in real estate to which the fund may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by the fund.


7. Buy or sell commodities or commodity contracts (other than financial futures), provided that forward foreign currency exchange contracts shall not be deemed to be commodity contracts.


If a percentage restriction is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities or the amount of assets will not be considered a violation of any of the foregoing restrictions, except that with respect to borrowing, if the borrowing exceeds the fund's percentage restriction on borrowing, the fund will reduce its borrowing within three days to no more than the percentage restriction.

OFFICERS AND TRUSTEES
--------------------------------------------------------------------------------

The Board has the responsibility for the overall management of the fund, including general supervision and review of its investment activities. The
Board, in turn, elects the officers of the fund who are responsible for administering the fund's day-to-day operations. The affiliations of the officers and Board members and their principal occupations for the past five years are shown below.

                            POSITIONS AND OFFICES    PRINCIPAL OCCUPATION DURING
NAME, AGE AND ADDRESS       WITH THE TRUST           THE PAST FIVE YEARS
--------------------------------------------------------------------------------

 Frank H. Abbott, III (77)
 1045 Sansome Street
 San Francisco, CA 94111

 Trustee

President and Director, Abbott Corporation (an investment company); director or trustee, as the case may be, of 27 of the investment companies in the Franklin Templeton Group of Funds; and FORMERLY, Director, MotherLode Gold Mines Consolidated (gold mining) and Vacu-Dry Co. (food processing).

 Harris J. Ashton (66)
 191 Clapboard Ridge Road
 Greenwich, CT 06830

 Trustee

Director, RBC Holdings, Inc. (a bank holding company) and Bar-S Foods (a meat packing company); director or trustee, as the case may be, of 49 of the investment companies in the Franklin Templeton Group of Funds; and FORMERLY, President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers).

 S. Joseph Fortunato (66)
 Park Avenue at Morris County
 P.O. Box 1945
 Morristown, NJ 07962-1945

 Trustee

Member of the law firm of Pitney, Hardin, Kipp & Szuch; director or trustee, as the case may be, of 51 of the investment companies in the Franklin Templeton Group of Funds.

 Edith E. Holiday (46)
 3239 38th Street, N.W.
 Washington, DC 20016

 Trustee

Director, Amerada Hess Corporation (exploration and refining of natural gas) (1993-present), Hercules Incorporated (chemicals, fibers and resins) (1993-present), Beverly Enterprises, Inc. (health care) (1995-present) and H.J. Heinz Company (packaged foods and allied products) (1994-present); director or trustee, as the case may be, of 25 of the investment companies in the Franklin Templeton Group of Funds; and FORMERLY, Chairman (1995-1997) and Trustee (1993-1997), National Child Research Center, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993), General Counsel to the United States Treasury Department (1989-1990), and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).

*Charles B. Johnson (65)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Chairman
 of the Board

President, Chief Executive Officer and Director, Franklin Resources, Inc.; Chairman of the Board and Director, Franklin Advisers, Inc., Franklin Advisory Services, Inc., Franklin Investment Advisory Services, Inc. and Franklin Templeton Distributors, Inc.; Director, Franklin/Templeton Investor Services, Inc. and Franklin Templeton Services, Inc.; officer and/or director or trustee, as the case may be, of most of the other subsidiaries of Franklin Resources, Inc. and of 50 of the investment companies in the Franklin Templeton Group of Funds.

*Rupert H. Johnson, Jr. (58)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 President
 and Trustee

Executive Vice President and Director, Franklin Resources, Inc. and Franklin Templeton Distributors, Inc.; President and Director, Franklin Advisers, Inc.; Senior Vice President and Director, Franklin Advisory Services, Inc. and Franklin Investment Advisory Services, Inc.; Director, Franklin/Templeton Investor Services, Inc.; and officer and/or director or trustee, as the case may be, of most of the other subsidiaries of Franklin Resources, Inc. and of 53 of the investment companies in the Franklin Templeton Group of Funds.

 Frank W.T. LaHaye (69)
 20833 Stevens Creek Blvd.
 Suite 102
 Cupertino, CA 95014

 Trustee

General  Partner,  Miller & LaHaye,  which is the General  Partner of  Peregrine
Ventures II (venture capital firm); Chairman of the Board and Director, Quarterdeck Corporation (software firm); Director, Digital Transmission Systems, Inc. (wireless communications); director or trustee, as the case may be, of 27 of the investment companies in the Franklin Templeton Group of Funds; and FORMERLY, Director, Fischer Imaging Corporation (medical imaging systems) and General Partner, Peregrine Associates, which was the General Partner of Peregrine Ventures (venture capital firm).

 Gordon S. Macklin (70)
 8212 Burning Tree Road
 Bethesda, MD 20817

 Trustee

Director, Fund American Enterprises Holdings, Inc., MCI World Com, MedImmune, Inc. (biotechnology), Spacehab, Inc. (aerospace services) and Real 3D (software); director or trustee, as the case may be, of 49 of the investment companies in the Franklin Templeton Group of Funds; and FORMERLY, Chairman, White River Corporation (financial services) and Hambrecht and Quist Group (investment banking), and President, National Association of Securities Dealers, Inc.

 Harmon E. Burns (53)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Vice President

Executive  Vice  President  and Director,  Franklin  Resources,  Inc.,  Franklin
Templeton Distributors, Inc. and Franklin Templeton Services, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin/Templeton Investor Services, Inc.; and officer and/or director or trustee, as the case may be, of most of the other subsidiaries of Franklin Resources, Inc. and of 53 of the investment companies in the Franklin Templeton Group of Funds.

 Martin L. Flanagan (38)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Vice President
 and Chief
 Financial Officer

Senior Vice President and Chief Financial Officer, Franklin Resources, Inc.; Executive Vice President and Director, Templeton Worldwide, Inc.; Executive Vice President, Chief Operating Officer and Director, Templeton Investment Counsel, Inc.; Executive Vice President and Chief Financial Officer, Franklin Advisers, Inc.; Chief Financial Officer, Franklin Advisory Services, Inc. and Franklin Investment Advisory Services, Inc.; President and Director, Franklin Templeton Services, Inc.; Senior Vice President and Chief Financial Officer, Franklin/Templeton Investor Services, Inc.; officer and/or director of some of the other subsidiaries of Franklin Resources, Inc.; and officer and/or director or trustee, as the case may be, of 53 of the investment companies in the Franklin Templeton Group of Funds.

 Deborah R. Gatzek (49)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Vice President
 and Secretary

Senior Vice President and General Counsel, Franklin Resources, Inc.; Senior Vice President, Franklin Templeton Services, Inc. and Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Vice President, Franklin Advisory Services, Inc.; Vice President, Chief Legal Officer and Chief Operating Officer, Franklin Investment Advisory Services, Inc.; and officer of 53 of the investment companies in the Franklin Templeton Group of Funds.

 Diomedes Loo-Tam (59)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Treasurer and
 Principal
 Accounting Officer

Senior Vice President, Franklin Templeton Services, Inc.; and officer of 32 of the investment companies in the Franklin Templeton Group of Funds.

 Chauncey F. Lufkin (41)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Vice President

Senior Vice President and Portfolio Manager, Franklin Advisers, Inc.

 Edward V. McVey (61)
 777 Mariners Island Blvd.
 San Mateo, CA 94404

 Vice President

Senior  Vice   President  and  National  Sales   Manager,   Franklin   Templeton
Distributors, Inc.; and officer of 28 of the investment companies in the Franklin Templeton Group of Funds.

*This member of the Board of Trustees is considered an "interested person" of the fund and the manager under federal securities laws.
Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.

Board members who are not interested persons of the fund or the manager are not currently paid by the fund although they may receive fees in the future. Board members who serve on the audit committee of the Trust and other funds in the Franklin Templeton Group of Funds receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not compensated for any committee meeting held on the day of board meeting. Noninterested trustees may also serve as directors or trustees of other investment companies in the Franklin Templeton Group of Funds and may receive fees from these funds for their services. The fees payable to noninterested trustees by the Trust are subject to reductions resulting from fee caps limiting the amount of fees payable to trustees who serve on other boards within the Franklin Templeton Group of Funds. The following table provides the total fees paid to noninterested trustees by other funds in the Franklin Templeton Group of Funds.

                                                              NUMBER OF BOARDS
                                           TOTAL FEES         IN THE FRANKLIN
                                       RECEIVED FROM THE      TEMPLETON GROUP
                                       FRANKLIN TEMPLETON    OF FUNDS ON WHICH
NAME                                     GROUP OF FUNDS*       EACH SERVES**
--------------------------------------------------------------------------------

Frank H. Abbott, III .................     $165,937                 27

Harris J. Ashton .....................     $344,642                 49

S. Joseph Fortunato ..................     $361,562                 51

Edith Holiday ........................     $ 72,875                 25

Frank W.T. LaHaye ....................     $141,433                 27

Gordon S. Macklin ....................     $337,292                 49

*For the calendar year ended December 31, 1997.
**We base the number of boards on the number of registered investment companies in the Franklin Templeton Group of Funds. This number does not include the total number of series or funds within each investment company for which the Board members are responsible. The Franklin Templeton Group of Funds currently includes 54 registered investment companies, with approximately 168 U.S. based funds or series.

Noninterested trustees are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in the Franklin Templeton Group of Funds for which they serve as director or trustee. No officer or Board member received any other compensation, including pension or retirement benefits, directly or indirectly from the fund or other funds in the Franklin Templeton Group of Funds. Certain officers or Board members who are shareholders of Resources may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

Board members historically have followed a policy of having substantial investments in one or more of the funds in the Franklin Templeton Group of Funds, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such Board member. Investments in the name of family members or entities controlled by a Board member constitute fund holdings of such Board member for purposes of this policy, and a three year phase-in period applies to such investment requirements for newly elected board members. In implementing such policy, a Board member's fund holdings existing on February 27, 1998 are valued as of such date with subsequent investments valued at cost.

As of November 6, 1998, the officers and Board members, as a group, owned of record and beneficially approximately 61,302 Common Shares of the fund, or less than 1% of the total outstanding shares of the fund. Many of the Board members own shares in other funds in the Franklin Templeton Group of Funds.

INVESTMENT MANAGEMENT AND OTHER SERVICES
--------------------------------------------------------------------------------

INVESTMENT MANAGER AND SERVICES PROVIDED. The fund's investment manager is Franklin Advisers, Inc. The manager provides investment research and portfolio management services, including the selection of securities for the fund to buy, hold or sell and the selection of brokers through whom the fund's portfolio transactions are executed. The manager's activities are subject to the review and supervision of the Board to whom the manager renders periodic reports of the fund's investment activities. The manager and its officers, directors and employees are covered by fidelity insurance for the protection of the fund.

The manager and its affiliates act as investment manager to numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the fund. Similarly, with respect to the fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by the 1940 Act, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by the fund or other funds that it manages. Of course, any transactions for the accounts of the manager and other access persons will be made in compliance with the fund's Code of Ethics. Please see "Miscellaneous Information - Summary of Code of Ethics."

MANAGEMENT FEES. The fund pays its own operating expenses. These expenses include the manager's management fees; taxes, if any; custodian, legal and auditing fees; the fees and expenses of Board members who are not members of, affiliated with, or interested persons of the manager; fees of any personnel not affiliated with the manager; insurance premiums; trade association dues; expenses of obtaining quotations for calculating the fund's Net Asset Value; and printing and other expenses that are not expressly assumed by the manager.

Under its management agreement, the fund is obligated to pay the manager a management fee equal to an annual rate of 0.80% of the average daily net assets of the fund. The fee is computed at the close of business on the last business day of each month. For the fiscal period ended July 31, 1998, management fees, before any advance waiver, would have totaled $445,016. Under an agreement by the manager to limit its fees, for such fiscal period the fund paid management fees totaling $282,909.

MANAGEMENT AGREEMENT. The management agreement is in effect until September 16, 1999. It may continue in effect for successive annual periods if its continuance is specifically approved at least annually by a vote of the Board or by a vote of the holders of a majority of the fund's outstanding voting securities, and in either event by a majority vote of the Board members who are not parties to the management agreement or interested persons of any such party (other than as members of the Board), cast in person at a meeting called for that purpose. The management agreement may be terminated without penalty at any time by the Board or by a vote of the holders of a majority of the fund's outstanding voting securities on 60 days' written notice to the manager, or by the manager on 60 days' written notice to the fund, and will automatically terminate in the event of its assignment, as defined in the 1940 Act.

ADMINISTRATIVE SERVICES. FT Services provides certain administrative services and facilities for the fund. These include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements. FT Services is a wholly owned subsidiary of Resources.

Under its administration agreement, the fund is obligated to pay FT Services a monthly administration fee equal to an annual rate of 0.15% of the fund's average daily net assets up to $200 million, 0.135% of average daily net assets over $200 million up to $700 million, 0.10% of average daily net assets over $700 million up to $1.2 billion, and 0.075% of average daily net assets over $1.2 billion. For the fiscal period ended July 31, 1998, administration fees, before any advance waiver, would have totaled $83,313. Under an agreement by FT Services to waive its fees, for such fiscal period the fund did not pay administration fees.


SHAREHOLDER SERVICING AGENT. The fund may reimburse Investor Services for certain out-of-pocket expenses, which may include payments by Investor Services to entities, including affiliated entities, that provide sub-shareholder services, recordkeeping and/or transfer agency services to beneficial owners of the fund. The amount of reimbursements for these services may not exceed the fee payable by the fund to Investor Services in connection with maintaining shareholder accounts.


CUSTODIAN. Bank of New York, Mutual Funds Division, 90 Washington Street, New York, New York 10286, acts as custodian of the securities and other assets of the fund. The custodian does not participate in decisions relating to the purchase and sale of portfolio securities.

AUDITOR. PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, California 94105, is the fund's independent auditor. During the fiscal period ended July 31, 1998, the auditor's services consisted of rendering an opinion on the financial statements of the fund included in the Trust's Annual Report to Shareholders for the fiscal period ended July 31, 1998.

HOW DOES THE FUND
BUY SECURITIES FOR ITS PORTFOLIO?
--------------------------------------------------------------------------------

The manager selects brokers and dealers to execute the fund's portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the Board may give.

When placing a portfolio transaction, the manager seeks to obtain prompt execution of orders at the most favorable net price. For portfolio transactions on a securities exchange, the amount of commission paid by the fund is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors of comparable size. The manager will ordinarily place orders to buy and sell over-the-counter securities on a principal rather than agency basis with a principal market maker unless, in the opinion of the manager, a better price and execution can otherwise be obtained. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager's overall responsibilities to client accounts over which it exercises investment discretion. The services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place a dollar value on the special executions or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions in order to obtain additional research services permits the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs of other securities firms. As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients. If the fund's officers are satisfied that the best execution is obtained, the sale of the fund's Common Shares, as well as shares of other funds in the Franklin Templeton Group of Funds, may also be considered a factor in the selection of broker-dealers to execute the fund's portfolio transactions.

Because Distributors is a member of the NASD, Distributors may sometimes receive certain fees when the fund tenders portfolio securities pursuant to a tender-offer solicitation. As a means of recapturing brokerage for the benefit of the fund, any portfolio securities tendered by the fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the fund and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the fund is concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the fund.

During the fiscal period ended July 31, 1998, the fund paid no brokerage commissions.

As of July 31, 1998, the fund did not own securities of its regular broker-dealers.

HOW DO I BUY AND
EXCHANGE COMMON SHARES?
--------------------------------------------------------------------------------

The fund continuously offers Common Shares through Securities Dealers who have an agreement with Distributors.

Securities laws of states where the fund offers Common Shares may differ from federal law. Banks and financial institutions that sell Common Shares of the fund may be required by state law to register as Securities Dealers.

When you buy Common Shares, if you submit a check or a draft that is returned unpaid to the fund we may impose a $10 charge against your account for each returned item.

ADDITIONAL INFORMATION ON
EXCHANGING COMMON SHARES

As described in "Exchanges" in the Prospectus, the ability to exchange Common Shares is subject to certain qualifications. If you request the exchange of the total value of your account, accrued but unpaid income dividends and capital gain distributions will be reinvested in the fund at the Net Asset Value on the date of the exchange, and then the entire share balance will be exchanged into the new fund. Backup withholding and information reporting may apply. Information regarding the possible tax consequences of an exchange is included in the tax section in this SAI and in the Prospectus.

If a substantial number of shareholders should tender their Common Shares in a Tender Offer with a request for an exchange, the fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the fund's general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the fund's investment goal exists immediately. Money initially invested in short-term money market instruments will then be withdrawn and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company are generally not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The tender of Common Shares to complete an exchange will be effected at Net Asset Value as of the close of the NYSE on the Repurchase Pricing Date of the repurchase Tender Offer if the request for exchange is received in proper form prior to the close of the NYSE on the Repurchase Request Deadline. The exchange of Common Shares is subject to certain restrictions. See "Exchanges" in the Prospectus.

GENERAL INFORMATION

If dividend checks are returned to the fund marked "unable to forward" by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional Common Shares at Net Asset Value until we receive new instructions.

Distribution or repurchase checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the fund nor its affiliates will be liable for any loss caused by your failure to cash such checks. The fund is not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

All checks, drafts, wires and other payment mediums used to buy Common Shares of the fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy Common Shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank.

SPECIAL SERVICES. Investor Services may pay certain financial institutions that maintain omnibus accounts with the fund on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such owners. For each beneficial owner in the omnibus account, the fund may reimburse Investor
Services an amount not to exceed the fee that the fund normally pays Investor Services. These financial institutions may also charge a fee for their services directly to their clients.


Certain   shareholder   servicing  agents  may  be  authorized  to  accept  your
transaction request.

HOW ARE COMMON SHARES VALUED?
--------------------------------------------------------------------------------


We calculate the Net Asset Value per share as of the close of the NYSE, normally 1:00 p.m. Pacific time, each day that the NYSE is open for trading. As of the date of this SAI, the fund is informed that the NYSE observes the following holidays: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

For the purposes of determining the Net Asset Value of Common Shares, the fund's cash and uninvested assets plus the value of the securities and any other assets (including interest accumulated but not yet received) held by the fund minus all liabilities (including accrued expenses) is divided by the total number of Common Shares outstanding at such time. Expenses, including the fees payable to the manager, are accrued daily.

The manager, subject to guidelines adopted and periodically reviewed by the Board, values Corporate Loans and Corporate Debt Securities, for which there are no readily available market quotations, at fair value, which approximates market value. In valuing a Corporate Loan or Corporate Debt Security, the manager considers, among other factors, (i) the creditworthiness of the Borrower and any Intermediate Participants, (ii) the current interest rate period until next interest rate reset and maturity of the Corporate Loan or Corporate Debt Security, (iii) recent prices in the market for instruments of similar quality, rate, and (iv) the period until next interest rate reset and maturity. The manager believes that Intermediate Participants selling Corporate Loans or otherwise involved in a Corporate Loan transaction may tend, in valuing Corporate Loans for their own accounts, to be less sensitive to interest rate and credit quality changes and, accordingly, the manager may not rely solely on such valuations in valuing the Corporate Loans for the fund's account.

In addition, in valuing the Corporate Loan and Corporate Debt Securities held by the fund, the manager may also consider available prices or quotations, if any, provided by banks, dealers or pricing services which may represent the prices at which secondary market transactions in the Corporate Loans and Corporate Debt Securities have or could have occurred. Because the secondary market in Corporate Loans and Corporate Debt Securities has not fully developed, the manager currently may not rely solely on such prices or quotations. To the extent that an active secondary market in Corporate Loans and Corporate Debt Securities develops to a reliable degree, or exists in similar loans or instruments, the manager may rely to an increasing extent on such prices and quotations. When the manager relies on such prices and quotations, it values Corporate Loans and Corporate Debt Securities at the mean between the bid and asked price as provided by available pricing sources.

Non-loan portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, non-loan portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the mean between the bid and the asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day.

The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Positions in options are valued at the last sale price on the market where any such option is principally traded. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuations. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, liquidation value or third party transactions involving the issuer's securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board.


ADDITIONAL INFORMATION
ON DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------

DISTRIBUTIONS


DISTRIBUTIONS OF NET INVESTMENT INCOME. The fund receives income generally in the form of interest, original issue, market and acquisition discount, and other income derived from its investments. This income, less expenses incurred in the operation of the fund, constitute its net investment income from which dividends may be paid to you. Any distributions by the fund from such income will be taxable to you as ordinary income, whether you take them in cash or in additional Common Shares.

DISTRIBUTIONS OF CAPITAL GAINS. The fund may derive capital gains and losses in connection with sales or other dispositions of its portfolio securities. Distributions derived from the excess of net short-term capital gain over net long-term capital loss will be taxable to you as ordinary income. Distributions paid from long-term capital gains realized by the fund will be taxable to you as long-term capital gain, regardless of how long you have held your shares in the fund. Any net short-term or long-term capital gains realized by the fund (net of any capital loss carryovers) generally will be distributed once each year, and may be distributed more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the fund.

Gains from securities sold by the fund that are held for more than one year will be taxable at a maximum rate of 20% for individual investors in the 28% or higher federal income tax brackets; at a maximum rate of 10% for individual investors in the 15% federal income tax bracket.

For "qualified 5-year gains," the maximum capital gains tax rate is 18% for individuals in the 28% or higher federal income tax brackets; 8% for individuals in the 15% federal income tax bracket. For individuals in the 15% bracket, qualified 5-year gains are net gains on securities held for more than 5 years which are sold after December 31, 2000. For individuals who are subject to tax at higher rates, qualified 5-year gains are net gains on securities which are purchased after December 31, 2000 and are held for more than 5 years. Taxpayers subject to tax at the higher rates may also make an election for shares held on January 1, 2001 to recognize gain on their shares in order to qualify such shares as qualified 5-year property.


Questions concerning each investor's personal tax reporting should be addressed to the investor's personal tax advisor.


CERTAIN DISTRIBUTIONS PAID IN JANUARY. Distributions which are declared in October, November or December and paid to you in January of the following year, will be treated for tax purposes as if they had been received by you on December 31 of the year in which they were declared. The fund will report this income to you on your Form 1099-DIV for the year in which these distributions were declared.

EFFECT OF FOREIGN INVESTMENTS ON DISTRIBUTIONS. Most foreign exchange gains realized on the sale of debt instruments are treated as ordinary income by the fund. Similarly, foreign exchange losses realized by the fund on the sale of debt instruments are generally treated as ordinary losses by the fund. These gains when distributed will be taxable to you as ordinary dividends, and any losses will reduce the fund's ordinary income otherwise available for distribution to you. This treatment could increase or reduce the fund's ordinary income distributions to you, and may cause some or all of the fund's previously distributed income to be classified as a return of capital.

INFORMATION ON THE TAX CHARACTER OF DISTRIBUTIONS. The fund will inform you of the amount and character of your distributions at the time they are paid, and will advise you of the tax status for federal income tax purposes of such distributions shortly after the close of each calendar year. If you have not held Common Shares of the fund for a full year, you may have designated and distributed to you as ordinary income or capital gain a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the fund.


TAXES


ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY. The fund has elected to be treated as a regulated investment company under Subchapter M of the Code, has qualified as such for its most recent fiscal year, and intends to so qualify during the current fiscal year. The Board reserves the right not to maintain the qualification of the fund as a regulated investment company if it determines such course of action to be beneficial to you. In such case, the fund will be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you will be taxed as ordinary dividend income to the extent of the fund's available earnings and profits.

In order to qualify as a regulated investment company for tax purposes, the fund must meet certain specific requirements, including:

o The fund must maintain a diversified portfolio of securities, wherein no security (other than U.S. government securities and securities of other regulated investment companies) can exceed 25% of the fund's total assets, and, with respect to 50% of the fund's total assets, no investment (other than cash and cash items, U.S. government securities and securities of other regulated investment companies) can exceed 5% of the fund's total assets or 10% of the outstanding voting securities of the issuer;

o The fund must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies; and

o The fund must distribute to its shareholders at least 90% of its investment company taxable income (i.e., net investment income plus net short-term capital gains) and net tax-exempt income for each of its fiscal years.

EXCISE TAX DISTRIBUTION REQUIREMENTS. The Code requires the fund to distribute at least 98% of its taxable ordinary income earned during the calendar year and 98% of its capital gain net income earned during the twelve month period ending October 31 (in addition to undistributed amounts from the prior year) to you by December 31 of each year in order to avoid federal excise taxes. The fund intends to declare and pay sufficient dividends in December (or in January that are treated by you as received in December) but does not guarantee and can give no assurances that its distributions will be sufficient to eliminate all such taxes.

TENDER OFFERS OF FUND SHARES. A tender of your Common Shares for repurchase and exchanges of your Common Shares for shares in another Franklin Templeton Fund are taxable transactions for federal and state income tax purposes. In general, the tax law requires that you recognize a gain or loss in an amount equal to the difference between your tax basis and the repurchase proceeds you receive in exchange for your Common Shares, subject to the rules described below. If you hold your Common Shares as a capital asset, the gain or loss that you realize will be capital gain or loss, and will be long-term for federal income tax purposes if you have held your Common Shares for more than one year at the time of repurchase or exchange. Any loss incurred on the repurchase or exchange of Common Shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the fund on those Common Shares. All or a portion of any loss that you realize upon the repurchase or exchange of your Common Shares will be disallowed to the extent that you purchase other Common Shares in the fund (through reinvestment of dividends or otherwise) within 30 days before or after you tender your Common Shares for repurchase or exchange. Any loss disallowed under these rules will be added to your tax basis in the new Common Shares you purchase.

If, however, you tender for repurchase or exchange less than all of your Common Shares in the fund, other rules may apply. In general, a tender or exchange of less than all of your Common Shares in the fund will not qualify for sale or exchange treatment unless either (i) you reduce by more than 20% (measured before and after the Tender Offer) your percent ownership in the fund, or (ii) the receipt by you of the repurchase proceeds is not essentially equivalent to a dividend under a facts and circumstances test. Under attribution rules, you may be considered to own stock owned by certain members of your family and others in making these determinations. If a repurchase or exchange does not qualify for sale or exchange treatment, the repurchase proceeds will be taxable to you as an ordinary dividend to the extent of the fund's earnings and profits. Distributions in excess of earnings and profits will be a nontaxable distribution to the extent of, and will be applied against and reduce, your basis in your Common Shares. Distributions in excess of earnings and profits and basis will be taxable as capital gain distributions.

There is also a risk that nontendering shareholders may be considered to have received a deemed dividend distribution in the event that repurchase proceeds paid to shareholders participating in a Tender Offer do not qualify for sale or exchange treatment.

U.S. GOVERNMENT OBLIGATIONS. Many states grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. government, subject in some states to minimum investment requirements that must be met by the fund. Investments in GNMA/FNMA securities, bankers' acceptances, commercial paper and repurchase agreements collateralized by U.S. government securities do not generally qualify for tax-free treatment. At the end of each calendar year, the fund will provide you with the percentage of any dividends paid that may qualify for tax-free treatment on your personal income tax return. You should consult with your own tax advisor to determine the application of your state and local laws to these distributions. Because the rules on exclusion of this income are different for corporations, corporate shareholders should consult with their corporate tax advisors about whether any of their distributions may be exempt from corporate income or franchise taxes.

DIVIDENDS-RECEIVED DEDUCTION FOR CORPORATIONS. As a corporate shareholder, you should note that because the fund's income is derived primarily from interest rather than dividends, no portion of its distributions will generally be eligible for the dividends-received deduction. None of the dividends paid by the fund for the most recent fiscal year qualified for such deduction, and it is anticipated that none of the current year's dividends will so qualify.

INVESTMENTS IN FOREIGN CURRENCIES AND FOREIGN SECURITIES. The fund is authorized to invest in foreign currency denominated securities. Such investments, if made, will have the following additional tax consequences:

Under the Code, gains or losses attributable to fluctuations in foreign currency exchange rates which occur between the time the fund accrues income (including dividends), or accrues expenses which are denominated in a foreign currency, and the time the fund actually collects such income or pays such expenses generally are treated as ordinary income or loss. Similarly, on the disposition of debt securities denominated in a foreign currency and on the disposition of certain options, futures, forward contracts, gain or loss attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of its disposition are also treated as ordinary gain or loss. These gains or losses, referred to under the Code as "section 988" gains or losses, may increase or decrease the amount of the fund's net investment company taxable income, which, in turn, will affect the amount of income to be distributed to you by the fund.

If the fund's section 988 losses exceed the fund's other net investment company taxable income during a taxable year, the fund generally will not be able to make ordinary dividend distributions to you for that year, or distributions made before the losses were realized will be recharacterized as return of capital distributions for federal income tax purposes, rather than as an ordinary dividend or capital gain distribution. If a distribution is treated as a return of capital, your tax basis in your fund shares will be reduced by a like amount (to the extent of such basis), and any excess of the distribution over your tax basis in your fund shares will be treated as capital gain to you.

INVESTMENTS IN ORIGINAL ISSUE DISCOUNT (OID) AND MARKET DISCOUNT (MD) BONDS. The fund's investments in zero coupon bonds, bonds issued or acquired at a discount, delayed interest bonds, or bonds that provide for payment of interest-in-kind
(PIK) may cause the fund to recognize income and make distributions to you prior to its receipt of cash payments. Zero coupon and delayed interest bonds are normally issued at a discount and are therefore generally subject to tax reporting as OID obligations. The fund is required to accrue as income a portion of the discount at which these securities were issued, and to distribute such income each year (as ordinary dividends) in order to maintain its qualification as a regulated investment company and to avoid income reporting and excise taxes at the fund level. PIK bonds are subject to similar tax rules concerning the amount, character and timing of income required to be accrued by the fund. Bonds acquired in the secondary market for a price less than their stated redemption price, or revised issue price in the case of a bond having OID, are said to have been acquired with market discount. For these bonds, the fund may elect to accrue market discount on a current basis, in which case the fund will be required to distribute any such accrued discount. If the fund does not elect to accrue market discount into income currently, gain recognized on sale will be recharacterized as ordinary income instead of capital gain to the extent of any accumulated market discount on the obligation.

DEFAULTED OBLIGATIONS. The fund may be required to accrue income on defaulted obligations and to distribute such income to you even though it is not currently receiving interest or principal payments on such obligations. In order to generate cash to satisfy these distribution requirements, the fund may be required to dispose of portfolio securities that it otherwise would have continued to hold or to use cash flows from other sources such as the sale of Common Shares of the fund.

THE FUND'S UNDERWRITER
--------------------------------------------------------------------------------

Pursuant to an underwriting agreement, Distributors acts as principal underwriter in a continuous public offering of Common Shares of the fund. The underwriting agreement will continue in effect for successive annual periods if its continuance is specifically approved at least annually by a vote of the Board or by a vote of the holders of a majority of the fund's outstanding voting securities, and in either event by a majority vote of the Board members who are not parties to the underwriting agreement or interested persons of any such party (other than as members of the Board), cast in person at a meeting called for that purpose. The underwriting agreement terminates automatically in the event of its assignment and may be terminated by either party on 60 days' written notice.

Distributors pays the expenses of the distribution of Common Shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer Common Shares to the public. The fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton Funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in the Franklin Templeton Funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.

Distributors received underwriting commissions totaling $2,476 for the fiscal period ended July 31, 1998. This entire amount was received in connection with repurchases of Common Shares.

Pursuant to the fund's representations to the NASD regarding compensation to Distributors and Securities Dealers, the fund has established procedures to monitor such compensation on a share by share basis to ensure that the total of such compensation does not exceed the limits described in the fund's Prospectus.

HOW DOES THE FUND MEASURE PERFORMANCE?
--------------------------------------------------------------------------------

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return and current yield quotations used by the fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the fund to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

TOTAL RETURN

AVERAGE ANNUAL TOTAL RETURN. Average annual total return is determined by finding the average annual rates of return over specified periods that would equate an initial hypothetical $1,000 investment to its ending repurchase value. The calculation assumes the maximum front-end sales charge (in this case, no charge) is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at Net Asset Value. The quotation assumes that all shares in the account are repurchased by the fund at Net Asset Value at the end of each period and that all applicable charges and fees are deducted. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum front-end sales charge currently in effect. As of the fiscal period ended July 31, 1998, the fund had less than a year of operations and, consequently, had no average annual total return.

These figures will be calculated according to the SEC formula:


                                      n
                                P(1+T)  = ERV

where:

P =   a hypothetical initial payment of $1,000

T =   average annual total return

n =   number of years


ERV = ending repurchase value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period

CUMULATIVE TOTAL RETURN. Like average annual total return, cumulative total return assumes the maximum front-end sales charge is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at Net Asset Value. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return over the specified period. The fund's cumulative total return for the period from inception (October 10, 1997) through July 31, 1998, was 4.33%.

YIELD

CURRENT YIELD. Current yield shows the income per share earned by the fund. It is calculated by dividing the net investment income per share earned during a 30-day base period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the base period.

The fund's yield for the 30-day period ended July 31, 1998, was 7.03%.

This figure was obtained using the following SEC formula:


                                              6
                          Yield = 2 [(A-B + 1)  - 1]
                                      cd

where:

a =   dividends and interest earned during the period

b =   expenses accrued for the period (net of reimbursements)

c = the average daily number of shares outstanding during the period that were entitled to receive dividends

d =   the maximum offering price per share on the last day of the period

CURRENT DISTRIBUTION RATE


Current yield, which is calculated according to a formula prescribed by the SEC, is not indicative of the amounts which were or will be paid to shareholders. Amounts paid to shareholders are reflected in the quoted current distribution rate. The current distribution rate is usually computed by annualizing the dividends paid per share during a certain period and dividing that amount by the current maximum offering price. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than dividends and interest, such as premium income from option writing and short-term capital gains, and is calculated over a different period of time. The fund's current distribution rate for the 30-day period ended July 31, 1998, was 6.81%.

VOLATILITY

Occasionally  statistics  may be used to show  the  fund's  volatility  or risk.
Measures of volatility or risk are generally used to compare the fund's Net Asset Value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of Net Asset Value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

OTHER PERFORMANCE QUOTATIONS

The fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to the Franklin Templeton Group of Funds. Resources is the parent company of the investment advisors and underwriter of the Franklin Templeton Group of Funds.

COMPARISONS

To help you better evaluate how an investment in the fund may satisfy your investment goal, advertisements and other materials about the fund may discuss certain measures of fund performance as reported by various financial publications. Materials may also compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:


a) LIBOR - The London Interbank Offered Rate - the interest rate that the most creditworthy international banks dealing in Eurodollars charge each other for large loans.

b) Federal Funds Rate - the interest rate charged by banks with excess reserves at a Federal Reserve district bank to banks needing overnight loans to meet reserve requirements.

c) Discount Rate - the interest rate charged by the Federal Reserve to member banks for loans, using government securities or eligible paper as collateral. This number provides a floor for interest rates since banks set their loan rates at a notch above the discount rate.


d) The Goldman Sachs/Loan Pricing Corporation Liquid Leveraged Loan Index - a performance benchmark for the leveraged loan market. The index is a liquid issues index, designed to measure the performance of a diversified portfolio of the most actively traded issues in the performing loan sectors of the leveraged loan market.


e) The NationsBanc Capital Markets, Inc. Leveraged Loan Index - measures the total return and volatility of syndicated loans. The index captures a broad cross section of the leveraged loan market. The index includes syndicated loans issued by either below-investment grade or non-rated companies of at least $100 million dollars that are actively traded on the secondary market.


f) Dow Jones(R) Composite Average or its component averages - an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones(R) Industrial Average), 15 utilities company stocks (Dow Jones Utilities Average), and 20 transportation company stocks. Comparisons of performance assume reinvestment of dividends.


g) Standard & Poor's(R) 500 Stock Index or its component indices - an unmanaged index composed of 400 industrial stocks, 40 financial stocks, 40 utilities stocks, and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

h) The New York Stock Exchange composite or component indices - an unmanaged index of all industrial, utilities, transportation, and finance stocks listed on the NYSE.

i) Lipper - Mutual Fund Performance Analysis and Lipper - Fixed Income Fund Performance Analysis - measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

j) CDA Mutual Fund Report, published by CDA Investment Technologies, Inc. - analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

k) Mutual Fund Source Book, published by Morningstar, Inc. - analyzes price, yield, risk, and total return for mutual funds.

l) Financial publications:  THE WALL STREET JOURNAL, AND BUSINESS WEEK, CHANGING
TIMES,  FINANCIAL  WORLD,  FORBES,   FORTUNE,  AND  MONEY  MAGAZINES  -  provide
performance statistics over specified time periods.

m) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

n) Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates - historical measure of yield, price, and total return for common and small company stock, long-term government bonds, Treasury bills, and inflation.

o) Savings and Loan Historical Interest Rates - as published in the U.S. Savings & Loan League Fact Book.


p) Historical data supplied by the research departments of CS First Boston Corporation, the J. P. Morgan companies, Salomon Smith Barney, Merrill Lynch, Lehman Brothers, Payden & Rygel, Goldman Sachs, Standard and Poor's, Handy and Harmon and Bloomberg L.P.


q) Morningstar - information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar's assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.

r) Lehman Brothers Aggregate Bond Index or its component indices - measures yield, price and total return for Treasury, agency, corporate, mortgage and Yankee bonds.

s) Salomon Brothers Composite High Yield Index or its component indices - measures yield, price and total return for the Long-Term High-Yield Index, Intermediate-Term High-Yield Index, and Long-Term Utility High-Yield Index.

t) IBC/Donoghue's Money Fund Report(R) - industry averages for seven-day annualized and compounded yields of taxable, tax-free, and government money funds.

u) Bank Rate Monitor - a weekly publication that reports various bank investments such as CD rates, average savings account rates and average loan rates.


v) Salomon Smith Barney Bond Market Roundup - a weekly publication that reviews yield spread changes in the major sectors of the money, government agency, futures, options, mortgage, corporate, Yankee, Eurodollar, municipal, and preferred stock markets and summarizes changes in banking statistics and reserve aggregates.

From time to time, advertisements or information for the fund may include a discussion of certain attributes or benefits to be derived from an investment in the fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information may also compare the fund's performance to the return on CDs or other investments. You should be aware, however, that an investment in the fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. For example, as the general level of interest rates rise, the value of the fund's fixed-income investments, if any, as well as the value of Common Shares that are based upon the value of such portfolio investments, can be expected to decrease. Conversely, when interest rates decrease, the value of Common Shares can be expected to increase. CDs are frequently insured by an agency of the U.S. government. An investment in the fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the fund's portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the fund to calculate its figures. In addition, there can be no assurance that the fund will continue its performance as compared to these other averages.


MISCELLANEOUS INFORMATION
--------------------------------------------------------------------------------


The fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis in order to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in the fund cannot guarantee that these goals will be met.

The fund is a member of the Franklin Templeton Group of Funds, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 50 years and now services more than 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. Together, the Franklin Templeton Group has over $208 billion in assets under management for more than 6 million U.S. based mutual fund shareholder and other accounts. The Franklin Templeton Group of Funds offers 117 U.S. based open-end investment companies to the public. The fund may identify itself by its CUSIP number.

Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. As noted in the Prospectus, Common Shares of the fund are generally sold through Securities Dealers. Investment representatives of such Securities Dealers are experienced professionals who can offer advice on the type of investment suitable to your unique goals and needs, as well as the types of risks associated with such investment.

From time to time, the number of Common Shares held in the "street name" accounts of various Securities Dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding. To the best knowledge of the fund, no other person holds beneficially or of record more than 5% of the outstanding Common Sares.

In the event of disputes involving multiple claims of ownership or authority to control your account, the fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the fund to have a potential property interest in the account, before executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a Notice of Levy.

The Information Services & Technology division of Resources established a Year 2000 Project Team in 1996. This team has already begun making necessary software changes to help the computer systems that service the fund and their shareholders to be Year 2000 compliant. After completing these modifications, comprehensive tests are conducted in one of Resources' U.S. test labs to verify their effectiveness. Resources continues to seek reasonable assurances from all major hardware, software or data-services suppliers that they will be Year 2000 compliant on a timely basis. Resources is beginning to develop a contingency plan, including identification of those mission critical systems for which it is practical to develop a contingency plan. However, in an operation as complex and geographically distributed as Resources' business, the alternatives to use of normal systems, especially identifying only those mission critical systems or supplies of electricity or long distance voice and data lines are limited.


SUMMARY OF CODE OF ETHICS. Employees of the Franklin Templeton Group who are access persons under the 1940 Act are permitted to engage in personal securities transactions subject to the following general restrictions and procedures: (i) the trade must receive advance clearance from a compliance officer and must be completed by the close of the business day following the day clearance is granted; (ii) copies of all brokerage confirmations and statements must be sent to a compliance officer; (iii) all brokerage accounts must be disclosed on an annual basis; and (iv) access persons involved in preparing and making investment decisions must, in addition to (i), (ii) and (iii) above, file annual reports of their securities holdings each January and inform the compliance officer (or other designated personnel) if they own a security that is being considered for a fund or other client transaction or if they are recommending a security in which they have an ownership interest for purchase or sale by a fund or other client.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited financial statements contained in the Annual Report to Shareholders of the Trust, for the fiscal period ended July 31, 1998, including the auditor's report, are incorporated herein by reference.


USEFUL TERMS AND DEFINITIONS
------------------------------------------------------------------------------


1940 ACT - Investment Company Act of 1940, as amended. The 1940 Act governs the operations of the fund.

1933 ACT - Securities Act of 1933, as amended


AGENT BANK - A Lender that administers a Corporate Loan on behalf of all Lenders on a Corporate Loan. The Agent Bank typically is responsible for the collection of principal and interest and fee payments from the Borrower, and distributes these payments to the other Lenders. The Agent Bank is usually responsible for enforcing the terms of the Corporate Loan. The Agent Bank is compensated for these services.


ASSIGNMENT - An interest in a portion of a Corporate Loan. The purchaser of an Assignment steps into the shoes of the original Lender. An Assignment from a Lender gives the fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.


BOARD - The Board of Trustees of the Trust

BORROWER - A corporation that borrows money under a Corporate Loan or issues Corporate Debt Securities. The Borrower is obligated to make interest and principal payments to the Lender of a Corporate Loan or to the holder of a Corporate Debt Security.

CD - Certificate of deposit

CD RATE - The interest rate currently available on certificates of deposit

CODE - Internal Revenue Code of 1986, as amended


COMMON SHARES - Shares of beneficial interest in the fund


CONTINGENT DEFERRED SALES CHARGE - A sales charge of 1% that may apply if you sell Class I shares in a Franklin Templeton Fund within twelve months.

CORPORATE DEBT SECURITIES - Obligations issued by corporations in return for investments by securityholders. In exchange for their investment in the corporation, securityholders receive income from the corporation and the return of their investments. The corporation typically pledges to the securityholders collateral which will become the property of the securityholders in case the corporation defaults in paying interest or in repaying the amount of the investments to securityholders.

CORPORATE LOAN - A loan made to a corporation. In return, the corporation makes payments of interest and principal to the Lenders. The corporation typically pledges collateral which becomes the property of the Lenders, in case the corporation defaults in paying interest or principal on the loan. Corporate Loans include Participation Interests in Corporate Loans and Assignments of Corporate Loans.

DECLARATION OF TRUST - The Agreement and Declaration of Trust of the Trust, which is the basic charter document of the Trust


DISTRIBUTORS - Franklin/Templeton Distributors, Inc., the fund's principal underwriter. This SAI lists the officers and Board members who are affiliated with Distributors. See "Officers and Trustees."

EARLY WITHDRAWAL CHARGE - A charge of 1% that may apply to Common Shares purchased after March 31, 1998, and that are repurchased by the fund in a Tender Offer within twelve months of the purchase of the Common Shares. Certain waivers of this charge may apply.


FLOATING INTEREST RATE - One of the following: (i) a variable interest rate which adjusts to a base interest rate, such as LIBOR or the CD Rate on set dates; or (ii) an interest rate that floats at a margin above a generally recognized base lending interest rate such as the Prime Rate of a designated U.S. bank.


FRANKLIN TEMPLETON FUNDS - The U.S. registered mutual funds in the Franklin Group of Funds(R) and the Templeton Group of Funds except Franklin Valuemark Funds, Templeton Capital Accumulator Fund, Inc., and Templeton Variable Products Series Fund


FRANKLIN TEMPLETON GROUP - Franklin Resources, Inc., a publicly owned holding company, and its various subsidiaries

FRANKLIN TEMPLETON GROUP OF FUNDS - All U.S. registered investment companies in the Franklin Group of Funds(R) and the Templeton Group of Funds


FT SERVICES - Franklin Templeton Services, Inc., the fund's administrator


ILLIQUID - Illiquid property or securities cannot be sold within seven days, in the ordinary course of business, at approximately the valued price.


INTERMEDIATE PARTICIPANT - A Lender, Participant or Agent Bank interposed between the fund and a Borrower, when the fund invests in a Corporate Loan through a Participation Interest or an Assignment

INVESTOR SERVICES - Franklin/Templeton Investor Services, Inc., the fund's shareholder servicing and transfer agent


IRS - Internal Revenue Service


LENDER - The party that loans money to a corporation under a Corporate Loan. A Corporate Loan in which the fund may invest is often negotiated and structured by a group of Lenders. The Lenders typically consist of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The fund acts as a Lender when it directly invests in a Corporate Loan or when it purchases an Assignment.


LIBOR - The London InterBank Offered Rate, the interest rate that the most creditworthy international banks charge each other for large loans.

MOODY'S - Moody's Investors Service, Inc.

NASD - National Association of Securities Dealers, Inc.


NET ASSET VALUE (NAV) - The net asset value of an investment company is determined by deducting the company's liabilities from the total assets of the company. The net asset value per share is determined by dividing the net asset value of the company by the number of shares outstanding.


NRSRO - a nationally recognized statistical rating organization, such as S&P or Moody's

NYSE - New York Stock Exchange

PARTICIPANT - A holder of a Participation Interest in a Corporate Loan


PARTICIPATION INTEREST - An interest which represents a fractional interest in a Corporate Loan. The fund may acquire Participation Interests from a Lender or other holders of Participation Interests.


PRIME RATE - The interest rate charged by leading U.S. banks on loans to their most creditworthy customers


PROSPECTUS - The prospectus for the fund dated December 1, 1998, which we may amend from time to time

REPURCHASE REQUEST DEADLINE - The date by which Investor Services, on behalf of the fund, must receive the shareholders' request for repurchase of their Common Shares in conjunction with a Tender Offer, as stated in the shareholder notification.

REPURCHASE PAYMENT DEADLINE - The date by which the fund must pay shareholders for Common Shares repurchased in a Tender Offer, as stated in the shareholder notification. The Repurchase Payment Deadline may be no later than seven days after the Repurchase Pricing Date.

REPURCHASE PRICING DATE - The date after the Repurchase Request Deadline on which the fund determines the Net Asset Value applicable to the repurchase of Common Shares in a Tender Offer, as stated in the shareholder notification or, under certain circumstances, an earlier date than the scheduled date, but not earlier than the Repurchase Request Deadline. As set by fundamental policy of the fund, the Repurchase Pricing Date must occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day, if the fourteenth day is not a business day.


RESOURCES - Franklin Resources, Inc.

SAI - Statement of Additional Information

S&P - Standard & Poor's Corporation

SEC - U.S. Securities and Exchange Commission


SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

TENDER OFFERS - The quarterly offers by the fund to repurchase a designated percentage of the outstanding Common Shares owned by the fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Tender Offer in addition to the regular quarterly Tender Offers.

UNSECURED CORPORATE LOANS AND UNSECURED CORPORATE DEBT SECURITIES - Corporate Loans and Corporate Debt Securities that are not backed by collateral. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the fund would be able to recover the full amount of the principal and interest due.

WE/OUR/US - Unless a different meaning is indicated by the context, these terms refer to the fund and/or Investor Services, Distributors, or other wholly owned subsidiaries of Resources.







                          FRANKLIN FLOATING RATE TRUST
                                    FORM N-2

                           PART C - OTHER INFORMATION

ITEM  24.   FINANCIAL STATEMENTS AND EXHIBITS

      (1)   Included in Part A: Financial Highlights

            Included in Part B:

            a) Financial Statements incorporated herein by reference to the Registrant's Annual Report to Shareholders dated July 31, 1998 as filed with the SEC on Form N-30D on September 30, 1998:

                  (i)     Financial Highlights

                  (ii)    Statement of Investments, July 31, 1998

                  (iii)   Statement of Assets and Liabilities - July 31, 1998

                  (iv) Statement of Operations - for the period October 10, 1997 (effective date) to July 31, 1998

                  (v) Statements of Changes in Net Assets - for the period October 10, 1997 (effective date) to July 31, 1998

                  (vi) Statement of Cash Flows - for the period October 10, 1997 (effective date) to July 31, 1998

                  (vii) Reconciliation of Net Investment Income to Net Cash Provided by Operating Activities - for the period October 10, 1997 (effective date) to July 31, 1998

                  (viii)  Notes to Financial Statements

                  (ix)    Independent Auditor's Report

      (2)   Exhibits:

            The following exhibits are incorporated by reference herein, except exhibits (a)(i), (h)(i), (h)(ii), (n)(i) and (27)(i) which are attached herewith.

            (A)   (i)   Agreement and Declaration of Trust dated May
                        13, 1997

                  (ii)  Certificate of Trust dated May 13, 1997
                        Filing: Post-Effective Amendment No. 1 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: December 8, 1997

            (B)   (i)   By-Laws
                        Filing: Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: June 27, 1997

            (C)   Not Applicable

            (D)   Not Applicable

            (E)   Not Applicable

            (F)   Not Applicable

            (G)   (i)   Investment Advisory Agreement between
                        Registrant and Franklin Advisers, Inc. dated
                        September 16, 1997
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

                  (ii) Fund Administration Agreement between Registrant and Franklin Templeton Services, Inc. dated September 16, 1997
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

            (H)   (i)   Amended Distribution Agreement between
                        Registrant and Franklin/Templeton Distributors, Inc.
                        dated July 1, 1998

                  (ii) Form of Dealer Agreements between Franklin/Templeton Distributors, Inc. and Securities Dealers

            (I)   Not Applicable

            (J)   (i)   Master Custody Agreement dated February 16, 1996
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

                  (ii) Amendment dated May 7, 1997 to Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

                  (iii) Amendment dated February 27, 1998 to Master Custody
                        Agreement between Registrant and Bank of New York dated February 16, 1996
                        Filing: Registration Statement on Form N-2
                        File No.  333-65111
                        Filing Date: September 30, 1998

                  (iv) Foreign Custody Manager Agreement between Registrant and Bank of New York made as of July 30, 1998, effective as of February 27, 1998
                        Filing: Registration Statement on Form N-2
                        File No.  333-65111
                        Filing Date: September 30, 1998

            (K)   Not Applicable

            (L)   (i)   Opinion and Consent of Counsel dated September
                        25, 1998
                        Filing: Registration Statement on Form N-2
                        File No.  333-65111
                        Filing Date: September 30, 1998

            (M)   Not Applicable

            (N)   (i)   Consent of Independent Auditor

            (O)   Not Applicable

            (P)   (i)   Letter of Investment Intent dated September 16,
                        1997
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

            (Q)   Not Applicable

            (R)   Not Applicable

            (S)   (i)   Power of Attorney dated June 16, 1998
                        Filing: Registration Statement on Form N-2
                        File No.  333-65111
                        Filing Date: September 30, 1998

                  (ii)  Certificate of Secretary dated June 16, 1998
                        Filing: Registration Statement on Form N-2
                        File No.  333-65111
                        Filing Date: September 30, 1998

            (27)  (i)   Financial Data Schedule for Franklin Floating
                        Rate Trust

ITEM  25.   MARKETING ARRANGEMENTS

            None

ITEM  26.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses already incurred and expected to be incurred in connection with the cumulative offering described in this Registration Statement. The amounts for the fiscal year ended July 31, 1998, are actual amounts that the registrant has paid. The amounts for the current fiscal year are based on actual amounts paid to date combined with estimates that are reasonably expected to be incurred in distributing the offering described in the prospectus.

                                          FISCAL YEAR            CURRENT
                                          ENDED 7/31/98          FISCAL YEAR           TOTAL
                                       ---------------------------------------------------------
SEC/NASD/Blue Sky fees                     $121,275              $141,234               $262,509
Printing and Engraving Expenses               9,313                10,010                 19,323
Legal Fees                                  115,211                14,783                129,994
Audit Fees                                   20,000                43,500                 63,500
Accounting/Transfer Agent Fees              163,116               804,000                967,116
Mailing Expenses                              1,689                 7,982                  9,671
------------------------------------------------------------------------------------------------
Total                                                                                 $1,452,113

ITEM  27.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

            Not Applicable

ITEM  28.   NUMBER OF HOLDERS OF SECURITIES

            3,700 record holders as of August 31, 1998

ITEM  29.   INDEMNIFICATION

Under Article III, Section 7 of Registrant's Agreement and Declaration of Trust, if any shareholder or former shareholder of Registrant (each, a "Shareholder") shall be exposed to liability by reason of a claim or demand relating to his or her being or having been a Shareholder, and not because of his or her acts or omissions, the Shareholder or former Shareholder (or his or her heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified out of the assets of the Registrant against all loss and expense arising from such claim or demand.

Under Article VII, Section 2 of Registrant's Agreement and Declaration of Trust, the Trustees of Registrant (each, a "Trustee," and collectively, the "Trustees") shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, the investment manager or principal underwriter of the Registrant, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Registrant out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee's performance of his or her duties as a Trustee of the Registrant; provided that nothing contained in Registrant's Agreement and Declaration of Trust shall indemnify, hold harmless or protect any Trustee from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

(a)   Franklin Advisers, Inc.

      See "Who Manages the Fund?"

The officers and directors of the Registrant's investment adviser also serve as officers and/or directors for (1) the investment adviser's corporate parent, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404 and/or
(2) other investment companies in the Franklin Templeton Group of Funds. In addition, Mr. Charles B. Johnson was formerly a director of General Host Corporation, Metro Center, One Station Place, Stamford, CT 06904-2045. For additional information please see Schedules A and D of Form ADV of the Registrant's investment adviser (SEC File 801-26292) incorporated herein by reference, which sets forth the officers and directors of the Registrant's investment adviser and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years.

ITEM  31.   LOCATION OF ACCOUNTS AND RECORDS

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Registrant or its shareholder services agent, Franklin/Templeton Investor Services, Inc., both of whose address is 777 Mariners Island Blvd., San Mateo, CA 94404.

ITEM  32.   MANAGEMENT SERVICES

            Not Applicable

ITEM  33.   UNDERTAKINGS

      (1) Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if-

            (a) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10% from its net asset value as of the effective date of the Registration Statement; or

            (b) The net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

      (2)   Registrant undertakes:

            (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                        (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                        (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                        (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (3) Registrant further undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.




                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 24th day of November, 1998.

                                            FRANKLIN FLOATING RATE TRUST
                                            (Registrant)

                                            By: RUPERT H. JOHNSON, JR.*
                                                Rupert H. Johnson, Jr.
                                                President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                      TITLE                       DATE

RUPERT H. JOHNSON, JR.*        Trustee & Principal         November 24, 1998
Rupert H. Johnson, Jr.         Executive Officer

MARTIN L. FLANAGAN*            Principal Financial         November 24, 1998
Martin L. Flanagan             Officer

DIOMEDES LOO-TAM*              Principal Accounting        November 24, 1998
Diomedes Loo-Tam               Officer

FRANK H. ABBOTT, III*          Trustee                     November 24, 1998
Frank H. Abbott, III

HARRIS J. ASHTON*              Trustee                     November 24, 1998
Harris J. Ashton

S. JOSEPH FORTUNATO*           Trustee                     November 24, 1998
S. Joseph Fortunato

EDITH E. HOLIDAY*              Trustee                     November 24, 1998
Edith E. Holiday

CHARLES B. JOHNSON*            Trustee & Chairman          November 24, 1998
Charles B. Johnson             of the Board

FRANK W. T. LAHAYE*            Trustee                     November 24, 1998
Frank W. T. LaHaye

GORDON S. MACKLIN*             Trustee                     November 24, 1998
Gordon S. Macklin


*By:  /s/ Larry L. Greene
      Attorney-in-Fact
      (Pursuant to Power of Attorney previously filed)




                          FRANKLIN FLOATING RATE TRUST
                             REGISTRATION STATEMENT

                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION                                LOCATION

EX-99.2(a)(i)         Agreement and Declaration                  Attached
                      of Trust dated May 13, 1997

EX-99.2(A)(ii)        Certificate of Trust dated May 13, 1997    *

EX-99.2(B)(i)         By-Laws                                    *

EX-99.2(G)(i)         Investment Advisory Agreement between      *
                      Registrant and Franklin Advisers, Inc.
                      dated September 16, 1997

EX-99.2(G)(ii)        Fund Administration Agreement between      *
                      Registrant and Franklin Templeton
                      Services, Inc. dated September 16, 1997

EX-99.2(H)(i)         Amended Distribution Agreement between     Attached
                      Registrant and Franklin/Templeton
                      Distributors, Inc. dated July 1, 1998

EX-99.2(H)(ii)        Form of Dealer Agreements                  Attached
                      between Franklin/Templeton
                      Distributors, Inc. and
                      Securities Dealers

EX-99.2(J)(i)         Master Custody Agreement dated             *
                      February 16, 1996

EX-99.2(J)(ii)        Amendment dated May 7, 1997                *
                      to Master Custody Agreement
                      between Registrant and Bank
                      of New York dated February
                      16, 1996

EX-99.2(J)(iii)       Amendment dated February 27,               *
                      1998 to Master Custody
                      Agreement between Registrant
                      and Bank of New York dated
                      February 16, 1996

EX-99.2(J)(iv)        Foreign Master Custody                     *
                      Agreement between Registrant
                      and Bank of New York made as
                      of July 30, 1998, effective
                      as of February 27, 1998

EX-99.2(L)(i)         Opinion and Consent                        *
                      of Counsel dated September 25, 1998

EX-99.2(N)(i)         Consent of Independent                     Attached
                      Auditor

EX-99.2(P)(i)         Letter of Investment                       *
                      Intent dated September
                      16, 1997

EX-99.2(S)(i)         Power of Attorney dated                    *
                      June 16, 1998

EX-99.2(S)(ii)        Certificate of Secretary                   *
                      dated June 16, 1998

EX-99.27(i)           Financial Data Schedule for                Attached
                      Franklin Floating Rate Trust


*Incorporated by Reference